Filed Pursuant to Rule 424(b)(2)
Registration No. 333-198180

PROSPECTUS SUPPLEMENT

(To prospectus dated August 15, 2014)

4,500,000 Shares

Common Stock

We are offering 4,500,000 shares of our common stock, par value $0.01 per share.

The net proceeds from this offering will be used primarily to fund a portion of the Acquisition (as defined herein) of the custom microelectronics, RF and microwave solutions, and embedded security operations of the Power and Microelectronics Group within Microsemi Corporation, which we refer to herein as the “Carve-Out Business.” See “Prospectus Supplement Summary—Acquisition of the Carve-Out Business,” “Use of Proceeds” and “The Transactions” in this prospectus supplement for more information regarding the Acquisition. This offering is not contingent upon the completion the Acquisition, and if the Acquisition is not completed, the net proceeds of this offering will be used for general corporate purposes, which may include other acquisitions, the refinancing or repayment of debt, working capital, share repurchases or capital expenditures.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “MRCY.” On April 7, 2016, the last reported sale price of our common stock on the NASDAQ Global Select Market was $19.60 per share.

Investing in our common stock involves risks. See “Risk Factors” section beginning on page S-29 of this prospectus supplement.

	Per Share	Total
Public offering price	$19.25	$86,625,000
Underwriting discount(1)	$1.01	$4,545,000
Proceeds, before expenses, to us	$18.24	$82,080,000

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted to the underwriters the right to purchase up to an additional 675,000 shares from us at the price set forth above within 30 days from the date of this prospectus supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver shares to purchasers on or about April 13, 2016 through the book-entry facilities of the Depository Trust Company.

Joint Book Running Managers

Citi	BofA Merrill Lynch	KeyBanc Capital Markets

Co-Managers

William Blair	Sterne Agee CRT

SunTrust Robinson Humphrey	Drexel Hamilton

The date of this prospectus supplement is April 7, 2016

No person has been authorized to give any information or make any representations in connection with this offering other than those contained or incorporated by reference in this prospectus supplement and any accompanying prospectus supplement in connection with the offering described in this prospectus supplement and any accompanying prospectus supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither this prospectus supplement nor any prospectus supplement shall constitute an offer to sell or a solicitation of an offer to buy offered securities in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the delivery of this prospectus supplement or any prospectus supplement nor any sale made hereunder shall under any circumstances imply that the information contained or incorporated by reference in this prospectus supplement or in any prospectus supplement is correct as of any date subsequent to the date of this prospectus supplement or of any prospectus supplement.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of shares of our common stock. The second part, the accompanying base prospectus dated August 15, 2014, which is part of our Registration Statement on Form S-3, gives more general information, some of which does not apply to this offering.

This prospectus supplement and the information incorporated by reference in this prospectus supplement may add, update or change information contained in the accompanying base prospectus. If there is any inconsistency between the information in this prospectus supplement and the information contained in the accompanying base prospectus, the information in this prospectus supplement will apply and will supersede the information in the accompanying base prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in the accompanying base prospectus and “Incorporation by Reference” in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement or the accompanying base prospectus, and in other offering material, if any, or information contained in documents which you are referred to by this prospectus supplement or the accompanying base prospectus. We have not, and the Underwriters have not, authorized anyone to provide you with different information. This prospectus supplement and the accompanying base prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. See “Underwriting.” The information contained in or incorporated by reference into this prospectus supplement or the accompanying base prospectus or other offering material is accurate only as of the date of those documents or information, regardless of the time of delivery of the documents or information or the time of any sale of the securities.

The distribution of this prospectus supplement and the accompanying base prospectus and the offering of shares of our common stock in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying base prospectus do not constitute an offer, or an invitation on our behalf or the underwriters, to subscribe to or purchase any of shares of our common stock, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

The unaudited pro forma condensed consolidated financial information contained in this prospectus supplement gives effect to the Acquisition (as defined below), even though it has not yet occurred, and the related transactions. The unaudited pro forma condensed consolidated financial information contained in this prospectus supplement is for illustrative purposes only, is based on various adjustments and assumptions, and is not necessarily an indication of our financial condition or the results of our operations that would have been achieved had the Acquisition and the related transactions been completed as of the dates indicated or that may have been achieved in the future. See “Prospectus Supplement Summary—Summary Unaudited Pro Forma Condensed Consolidated Financial Information,” “Risk Factors—Risk Related to the Acquisition” and “Unaudited Pro Forma Condensed Consolidated Financial Information.”

The Acquisition is subject to the satisfaction or waiver of customary closing conditions, including the absence of an injunction or the enactment of any law that would make the Acquisition illegal and the receipt of antitrust clearance in the United States. However, the offering is not contingent on completion of the Acquisition and there can be no assurances that the Acquisition will close on the terms described herein or at all. If the Acquisition is not completed, none of the transactions described under “The Transactions,” other than this offering, if completed, will occur, and we will use the net proceeds from this offering for general corporate purposes as described under “Use of Proceeds.” See “Risk Factors—Risks Related to the Acquisition.”

Certain Defined Terms

As used in this prospectus supplement, unless otherwise stated or the context otherwise requires:

•	“Mercury,” “we,” “our,” “us,” and “the Company” refer to Mercury Systems, Inc., a Massachusetts corporation, and its consolidated subsidiaries, prior to the Acquisition;

•

the “Carve-Out Business” means the custom microelectronics, RF and microwave solutions, and embedded security operations of the Power and Microelectronics Group within Microsemi Corporation (“Microsemi” or the “Seller”), to be acquired by the Company pursuant to that certain Stock Purchase Agreement, dated as of March 23, 2016, by and between the Company and Microsemi (the “Purchase Agreement”);

•	the “Acquisition” means Mercury’s anticipated acquisition of the Carve-Out Business pursuant to the Purchase Agreement;

•	the “Financing” means Mercury’s anticipated entry into senior secured credit facilities with Bank of America, N.A. as administrative agent;

•	the “combined company” refers to Mercury Systems, Inc. and its consolidated subsidiaries after giving pro forma effect to the Acquisition;

•

the “Transactions” refers to this offering of common stock, the consummation of the Financing, and the consummation of the Acquisition and the related transactions and the payment of fees and expenses related thereto, as more fully described under “The Transactions,” “Use of Proceeds” and “Capitalization”; and

•

“you” refers to all purchasers of shares of our common stock being offered by this prospectus supplement and the accompanying base prospectus, whether they are the holders or only indirect owners of those securities.

Cautionary Statement Regarding Forward-Looking Information

Certain statements and information in this prospectus supplement and the accompanying base prospectus may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You can identify these statements by the use of the words “may,” “will,” “could,” “should,” “would,” “plans,” “expects,” “anticipates,” “continue,” “estimate,” “project,” “intend,” “likely,” “forecast,” “probable,” “potential” and similar expressions, and these statements include, without limitation, statements made relating to our expectation regarding the anticipated synergies and other financial and operating benefits from the Acquisition; our expectations regarding industry trends and anticipated growth in our markets; our belief that we are well-positioned to maintain high level customer engagements and enhance them through additional relationships that the Carve-Out Business has with many of the same customers; and our expectation that we intend to use the net proceeds from this offering to finance a portion of the Acquisition. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, continued funding of defense programs, the timing and amounts of such funding, general economic and business conditions, including unforeseen weakness in the Company’s markets, effects of continued geopolitical unrest and regional conflicts, competition, changes in technology and methods of marketing, delays in completing engineering and manufacturing programs, changes in customer order patterns, changes in product mix, continued success in technological advances and delivering technological innovations, changes in, or in the U.S. Government’s interpretation of, federal export control or procurement rules and regulations, market acceptance of the Company’s products, shortages in components, production delays or unanticipated expenses due to performance quality issues with outsourced components, inability to fully realize the expected benefits from acquisitions and restructurings, or delays in realizing such benefits, challenges in integrating acquired businesses and achieving anticipated synergies, changes to export regulations, increases in tax rates, changes to generally accepted accounting principles, difficulties in retaining key employees and customers, unanticipated costs under fixed-price service and system integration engagements, and various other factors beyond our control; our ability to complete the other financing transactions necessary to consummate and fund the Acquisition; failure to integrate and achieve expected benefits of the Acquisition; incurrence of significant expenses to acquire and integrate the Carve-Out Business; decline in market price of our common stock as a result of the Acquisition; risks relating to the combined company’s substantial indebtedness following the completion of the Acquisition; delay or failure in completing the Acquisition; and other risks that are described under the heading “Risk Factors” in this prospectus supplement, the accompanying base prospectus, and our other reports filed from time to time with the SEC.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

The Company’s last guidance was provided on January 26, 2016. The Company is not commenting on, updating or confirming this guidance in connection with the offering.

Market and Industry Data

Certain market data contained in or incorporated by reference in this prospectus supplement or the accompanying base prospectus are based on independent industry publications and reports by market research firms. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above.

Non-GAAP Financial Measures

We have included these important measures that are not calculated according to U.S. generally accepted accounting principles (“GAAP”), adjusted EBITDA, free cash flow, adjusted income from continuing operations and adjusted EPS.

Adjusted EBITDA is defined as income from continuing operations before interest income and expense, income taxes, depreciation, amortization of intangible assets, restructuring and other charges, impairment of long-lived assets, acquisition and financing costs, fair value adjustments from purchase accounting, litigation and settlement expenses, and stock-based compensation expense. We use adjusted EBITDA as an important indicator of the operating performance of our business. These measures may be inconsistent with measures presented by other companies.

Adjusted EBITDA is a non-GAAP financial measure and should not be considered in isolation or as a substitute for financial information provided in accordance with GAAP. This non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies. We expect to continue to incur expenses similar to the adjusted EBITDA financial adjustments described above, and investors should not infer from our presentation of this non-GAAP financial measure that these costs are unusual, infrequent or non-recurring.

Free cash flow, a non-GAAP measure for reporting cash flow, is defined as cash provided by operating activities less capital expenditures for property and equipment. We believe free cash flow provides investors with an important perspective on cash available for investments and acquisitions after making capital investments required to support ongoing business operations and long-term value creation. We believe that trends in our free cash flow are valuable indicators of our operating performance and liquidity.

Free cash flow is a non-GAAP financial measure and should not be considered in isolation or as a substitute for financial information provided in accordance with GAAP. This non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies. We expect to continue to incur expenditures similar to the free cash flow adjustment described above, and investors should not infer from our presentation of this non-GAAP financial measure that these expenditures reflect all of our obligations which require cash.

Adjusted income from continuing operations and adjusted EPS exclude the impact of certain items and, therefore, have not been calculated in accordance with GAAP. We believe that exclusion of these items assists in providing a more complete understanding of our underlying continuing operations results and trends and allows for comparability with our peer company index and industry. We use these measures along with the corresponding GAAP financial measures to manage our business and to evaluate our performance compared to prior periods and the marketplace. We define adjusted income from continuing operations as income from continuing operations before amortization of intangible assets, restructuring and other charges, impairment of long-lived assets, acquisition and financing costs, fair value adjustments from purchase accounting, litigation and settlement expenses, stock-based compensation expense, and the tax impact of those items. Adjusted EPS expresses adjusted income from continuing operations on a per share basis using weighted average diluted shares outstanding.

Adjusted income from continuing operations and adjusted EPS are non-GAAP financial measures and should not be considered in isolation or as a substitute for financial information provided in accordance with GAAP. These non-GAAP financial measures may not be computed in the same manner as similarly titled measures used by other companies. We expect to continue to incur expenses similar to the adjusted income from continuing operations and adjusted EPS financial adjustments described above, and investors should not infer from our presentation of these non-GAAP financial measures that these costs are unusual, infrequent or non-recurring.

The non-GAAP measures of adjusted EBITDA, free cash flow, adjusted income from continuing operations and adjusted EPS used in this prospectus supplement may be different from similar measures used by other companies, limiting their usefulness as comparable measures. These non-GAAP financial measures should not be considered as an alternative to net income or cash flows from operating activities as an indicator of operating performance or liquidity.

See footnotes to the summary historical financial information under “Prospectus Supplement Summary—Summary Historical Financial Information—Mercury Historical Financial Information” and footnotes to the summary pro forma financial information under “Prospectus Supplement Summary—Summary Unaudited Pro Forma Condensed Consolidated Financial Information” for a description of the calculation of adjusted EBITDA and an unaudited reconciliation of adjusted EBITDA to income from continuing operations. See footnotes to the summary historical financial information under “Prospectus Supplement Summary—Summary Historical Financial Information—Mercury Historical Financial Information” for a description of the calculation of free cash flow and an unaudited reconciliation of free cash flow to cash flow from operating activities. See footnotes to the summary historical financial information under “Prospectus Supplement Summary—Summary Historical Financial Information—Mercury Historical Financial Information” for a description of the calculation of adjusted income from continuing operations and adjusted EPS and an unaudited reconciliation of income from continuing operations and diluted net EPS, to adjusted income from continuing operations and adjusted EPS. See footnotes to the historical financial information under “Prospectus Supplement Summary—Summary Historical Financial Information—The Carve-Out Business Historical Financial Information” for a calculation of adjusted EBITDA and an unaudited reconciliation of adjusted EBITDA to income (loss) from continuing operations for the Carve-Out Business. See footnotes to the historical financial information under “Prospectus Supplement Summary—Summary Historical Financial Information—The Carve-Out Business Historical Financial Information” for a calculation of free cash flow and an unaudited reconciliation of free cash flow to cash flow from operating activities.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us and this offering. This summary is not complete and does not contain all of the information that may be important to you in deciding whether to invest in shares of our common stock. You should read carefully this entire prospectus supplement and the accompanying base prospectus, including the “Risk Factors” section, and the other documents that we refer to and incorporate by reference herein for a more complete understanding of Mercury and this offering. In particular, we incorporate by reference important business and financial information into this prospectus supplement and the accompanying base prospectus.

Unless otherwise specified, all information in this prospectus supplement that is presented on “a pro forma basis” is presented after giving effect to the Transactions, including the Acquisition, described under “Unaudited Pro Forma Condensed Consolidated Financial Information” on the basis set forth therein.

Mercury operates on a fiscal year that ends on June 30. In the context of any discussion of our financial information in this prospectus supplement, any reference to a year or to any quarter of that year relates to the fiscal year ended on June 30. The Carve-Out Business, as a part of the Seller’s business, has a fiscal year ending on the Sunday generally closest to September 30. In the context of any discussion of the Carve-Out Business’ historical financial information in this prospectus supplement, any reference to a year or to any quarter of that year relates to the fiscal year ended on the last Sunday of September of that year. Following the Acquisition, the combined company’s fiscal year will be the same as our fiscal year.

Overview

The following summary highlights selected information contained in the prospectus supplement and does not contain all of the information that may be important to you. You should carefully read this entire prospectus supplement and the accompanying base prospectus, including the documents incorporated by reference herein and therein, including the financial data and related notes, and risks discussed in “Risk Factors” herein or therein before making a decision to purchase shares of our common stock. Unless the context specifies or clearly indicates otherwise, the terms “Mercury,” “the Company,” “we,” “us” and “our” or similar terms refer to Mercury Systems, Inc., a Massachusetts corporation, and its consolidated subsidiaries prior to the Acquisition. References to the “Carve-Out Business” mean the custom microelectronics, RF and microwave solutions, and embedded security businesses operating under the Power and Microelectronics Group of the Seller prior to the Acquisition.

Our Company

Mercury Systems, Inc. is a leading commercial provider of secure processing subsystems designed and made in the U.S.A. Optimized for customer and mission success, our solutions power a wide variety of critical defense and intelligence programs. Headquartered in Chelmsford, Massachusetts, we are pioneering a next-generation defense electronics business model specifically designed to meet the industry’s current and emerging technology and business needs. We deliver affordable innovative solutions, rapid time-to-value and service and support to our defense prime contractor customers. Our products and solutions have been deployed in more than 300 programs with over 25 different defense prime contractors. Key programs include Aegis, Patriot, Surface Electronic Warfare Improvement Program (“SEWIP”), Gorgon Stare, Predator, F-35 and Reaper. Our organizational structure allows us to deliver capabilities that combine technology building blocks and deep domain expertise in the defense sector.

Our consolidated revenues, income from continuing operations and adjusted EBITDA for fiscal 2015 were $234.8 million, $14.4 million and $44.4 million, respectively. Our consolidated revenues, (loss) from continuing operations and adjusted EBITDA for fiscal 2014 were $208.7 million, $(4.1) million and $23.5 million, respectively.

We operate across a broad spectrum of defense programs and deliver our solutions and services through two operating segments:

•

Mercury Commercial Electronics, or MCE, provides affordable, innovative, commercially designed and developed, specialized processing subsystems for critical defense and intelligence applications. Our technologies and capabilities include secure embedded processing modules and subsystems, RF and microwave multi-function assemblies and subsystems, as well as RF and microwave components. MCE utilizes leading edge, high performance computing technologies and open standards and open architectures to address highly data-intensive applications that include data signal, sensor and image processing, while simultaneously addressing the packaging challenges, often referred to as “SWaP” (size, weight, and power) that are common in military applications. In addition, MCE designs and builds RF and microwave components and subsystems to meet the needs of the electronic warfare (“EW”), signals intelligence (“SIGINT”) and other high bandwidth communications requirements and applications.

•

Mercury Defense Systems, or MDS, provides significant capabilities relating to pre-integrated, open and affordable EW, electronic attack (“EA”) and electronic counter measure (“ECM”) subsystems, SIGINT, electro-optical/infrared (“EO/IR”) and secure processing technologies, and radar environment test and simulation systems. Recently, MDS gained additional advanced security technology and development services capabilities related to secure embedded processing applications. MDS deploys these solutions on behalf of defense prime contractors and the Department of Defense (“DoD”), leveraging commercially available technologies and solutions (or “building blocks”) from our MCE business and other commercial suppliers. MDS leverages this technology to design and build integrated sensor processing subsystems, often including classified application-specific software and intellectual property (“IP”) for the C4ISR (command, control, communications, computers, intelligence, surveillance and reconnaissance), EW, and ECM markets. MDS brings significant domain expertise to customers, drawing on over 25 years of experience in EW, SIGINT, and radar environment test and simulation.

Our two operating segments allow us to deliver capabilities that combine our technology building blocks, deep domain expertise in the defense sector and critical solution areas, and specialized skills in serving the DoD and the intelligence community.

Since 2011, we have acquired and successfully integrated four businesses, most recently in December 2015 with the acquisition of Lewis Innovative Technologies, Inc. (“LIT”). Embedded systems security has become a requirement for new and emerging military programs, and LIT’s security solutions significantly extend our capabilities and leadership in secure embedded computing, a critical differentiator from our traditional competition. LIT’s solutions, combined with our next-generation secure Intel server-class product line, together with increasingly frequent mandates from the government to secure electronic systems for domestic and foreign military sales, position us well to capitalize on DoD program protection security requirements.

Overview of the Acquisition of the Carve-Out Business

On March 23, 2016, the Company and Microsemi entered into the Purchase Agreement. Upon the terms and conditions of the Purchase Agreement, the Company will purchase all of the outstanding membership interests of Microsemi LLC—RF Integrated Solutions, a Delaware limited liability company that, directly and through subsidiaries, owns and operates the Carve-Out Business, resulting in the entities comprising the Carve-Out Business becoming 100% owned direct or indirect subsidiaries of Mercury.

Under the terms of the Purchase Agreement, we have agreed to pay $300.0 million in cash on a cash-free, debt-free basis, subject to working capital and other post-closing adjustments. We estimate that the funds necessary to consummate the acquisition of the Carve-Out Business, including payment of related fees and expenses, will be approximately $316.8 million. For a detailed description of the Purchase Agreement, see “The Transactions—The Purchase Agreement.”

The Carve-Out Business consists of multiple legal entities operating under the Power and Microelectronics Group within Microsemi.

Net sales for the Carve-Out Business were $99.4 million and $87.2 million for the fiscal years ended September 27, 2015 and September 28, 2014, net income was $6.4 million for the fiscal year ended September 27, 2015 and net loss was ($3.1) million for the fiscal year ended September 28, 2014. Net sales and net income were $25.0 million and $1.5 million for the three months ended January 3, 2016, compared to net sales and net income of $25.2 million and $1.9 million for the three months ended December 28, 2014.

The Carve-Out Business is a leader in the design, development, and production of sophisticated electronic subsystems and components for use in high-technology products for defense and aerospace markets. The Carve-Out Business’ defense electronics solutions include high-density memory modules, secure solid-state drives, secure GPS receiver modules, high-power RF amplifiers, millimeter-wave modules and subsystems, and specialized software and firmware for anti-tamper applications. The Carve-Out Business’ customers, which include many significant defense prime contractors, outsource many of their electronic design and manufacturing requirements to the Carve-Out Business as a result of its specialized capabilities in packaging electronics for SWaP-constrained environments, its focus on security and the unique requirements of defense applications, and its expertise in RF and microwave technologies. The Carve-Out Business’ products and technologies are used in a variety of defense applications, including missiles and precision munitions, fighter and surveillance aircraft, airport security portals, and advanced electronic systems for radar and EW.

Strategic Rationale for the Acquisition

We believe that the Acquisition will provide several significant strategic and operational benefits to the combined company, including the following:

•	creating the defense industry’s largest commercial embedded secure processing company;

•	adding secure solid-state drive (“SSDs”) capabilities to our industry leading pre-integrated sensor processing subsystems;

•	increasing our existing RF and microwave business by approximately 66% and adding new capabilities, scale and synergies;

•	adding new capabilities in embedded security and custom microelectronics; and

•	providing access to new high-growth markets, customers and programs, such as precision-guided munitions and missiles.

Key elements of our strategy to accomplish our continued growth objectives following the Acquisition include:

•

Achieve Design Wins on High-growth, High-priority Defense Programs.    We believe our advanced embedded sensor processing solutions position us well going forward to capture design wins on key high-growth, high-priority defense programs within our targeted segments of the C4ISR market. We have won designs in persistent ISR related signals intelligence-payloads on unmanned aerial vehicles (“UAVs”) and other aerial platforms. As a result of these successes, we now have significant content on major UAV platforms, including Global Hawk, Predator, Triton, Reaper and Gorgon Stare. Our ballistic missile defense wins include additional designs on the Aegis program, as well as wins on the Patriot missile program. In EW, we have won key designs related to the U.S. Navy’s SEWIP program and the Ships Signal Exploitation Equipment (“SSEE”) programs. Additional wins in the critical EW space include the Navy’s Filthy Badger and Filthy Buzzard programs, focusing on vulnerability assessment and training for manned aircraft. Together, these wins represent substantial opportunity for us in the years ahead.

•

Continue to Provide Excellent Performance on Our Existing Programs.    The foundation for our growth remains our continued involvement with existing programs that are in late-stage development or currently in production. Such programs include Aegis, the F-35 Joint Strike Fighter, Patriot missile, the F-16 and F-15 aircrafts, the Global Hawk, Predator and Reaper UAVs, the P-8 Multimission Maritime Aircraft as well as the Suite of Integrated Radio Frequency Countermeasures (“SIRFC”) program. As part of a long-term reprioritization, the DoD is shifting its emphasis from major new weapons systems development to upgrades of existing programs and platforms. We believe the upgrades on these programs focus on four key areas: improved sensors; more advanced on-board embedded computing; enhanced ISR algorithms; and better communications on and off the platform. A key element of our strategy is to continue to provide high-performance, cost-effective solutions on these programs and for these customers.

•

Pursue Additional Strategic, Capability-Enhancing Acquisitions.    We will continue to pursue strategic acquisitions to augment our businesses using the following strategies: adding technologies or products that expand MCE’s core business by competing more effectively in the ISR, EW, and missile-defense markets; adding content and services to the defense programs and platforms in which we currently participate or could participate in the future; and enhancing key customer relationships and forming relationships with potential new customers. Our acquisition strategy also focuses on scaling our operations and broadening our program and customer base.

•

Capitalize on Outsourcing and Other Dynamics in the Defense Industry.    We are well-positioned to take advantage of several changing dynamics in the defense industry. Defense prime contractors are increasingly being awarded firm fixed-price contracts. These contracts shift risk to the defense prime contractors, and as a result they are beginning to outsource increasing levels of subsystem development and production and other higher value program content. In addition, the U.S. government is shifting toward shorter program timelines, which require increased flexibility and responsiveness from defense prime contractors. Finally, more programs are moving to open systems architectures that enable best-of-breed capabilities. We believe that these dynamics will result in defense prime contractors outsourcing increasing levels of program content to us as a provider of an increasingly wide array of differentiated products, subsystems engineering services and system integration.

•

Leverage Our Research and Development Efforts to Anticipate Market Needs and Maintain our Technology Leadership.    We devote significant resources in order to anticipate the future requirements in our target defense markets, including monitoring and pioneering advances in advanced embedded computing hardware, security, and software, anticipating changes in U.S. government spending and procurement practices and leveraging insight from direct interaction with our customers. Our high-performance, quick reaction subsystems and capabilities require increasingly sophisticated hardware, software and middleware technology. In addition, as the defense industry shifts to products with open systems architectures, we believe that our software expertise will become increasingly important and differentiates us from many of our competitors as we have the ability to rapidly map complex algorithms onto SWaP-constrained on-board embedded sensor-processing solutions. We have invested in faster product development velocity, aligning with the U.S. government’s demands on the defense prime contractors for quick reaction capabilities. By shortening our product development times, we are able to quickly launch the products we need to win new designs from the defense prime contractor community. We intend to continue utilizing company and customer-funded research and development, as well as our acquisition strategy, to develop technologies, products and solutions that have significant potential for near-term and long-term value creation in the defense industry.

We expect to realize aggregate annualized cost synergies from the Acquisition of approximately $10 million per year by fiscal 2020. We expect to achieve approximately $2 million of those annualized cost savings by the end of the next fiscal year and an aggregate of approximately $6 million of annualized savings by the end of fiscal 2018. Synergies are expected to be derived from sources such as manufacturing efficiencies, alignment of sales models and channel, and increased purchasing power. There can be no assurance that such synergies will materialize or that we will achieve expected cost savings. See “Risk Factors—Risks Related to the Acquisition—We may not realize the expected benefits, including synergies, of the Acquisition because of integration difficulties and other challenges.”

Products and Markets of the Carve-Out Business

The Carve-Out Business is primarily the combination of acquisitions made by Microsemi of White Electronic Designs Corporation, AML Communications, Endwave Defense Systems, and Arxan Defense Systems, Inc. The Carve-Out Business provides products in three distinct technology areas that are highly synergistic and that work closely together to accelerate growth and advance next generation technologies. The three technology focus areas are:

•

Custom Microelectronics.    The Carve-Out Business’ custom microelectronics products, designed and manufactured in its Phoenix, Arizona facility, include SWaP efficient memory modules, secure SSDs, secure GPS receiver technologies, and other custom microelectronic solutions for defense and aerospace customers.

•

Radio Frequency and Microwave Solutions.    The Carve-Out Business’ RF and microwave solutions products, manufactured in Camarillo, California with an engineering satellite office in San Jose, California, provide high-power, high-frequency and broadband RF components and subsystems for defense and homeland security applications.

•

Embedded Security.    The Carve-Out Business’ embedded security solutions, provided through its West Lafayette, Indiana facility, include anti-tamper assessment and systems engineering services as well as proprietary firmware and software that are licensed to defense and commercial customers.

Custom Microelectronics—Key Markets, Products, and Programs

The Carve-Out Business’ custom microelectronics products include SWaP-efficient memory modules, secure SSDs, secure GPS receiver modules, and other custom microelectronic solutions, primarily for defense and aerospace customers. Custom microelectronic products are generally sold directly to defense prime contractors or through select distributors, and customers generally require products to pass specific qualifications due to the demanding environmental requirements of defense applications (e.g., temperature, shock, etc.).

Missiles and Precision Ordinance.    The missiles and precision ordinance market requires highly packaged (SWaP) guidance and navigation capabilities that can operate in extreme environments and often requires sophisticated security enhancements to protect against tamper and guidance interference. Example products and programs include the following:

•	Products: GPS receivers and circuit card assemblies.

•	Select Programs: Precision-Guided Kit (“PGK”), Paveway, Tomahawk, and classified wide-body aircraft navigation.

Aircraft.    Aircraft market demand is driven by the need to integrate more electronics content on a smaller physical footprint. Example products and programs include the following:

•	Products: Memory modules (SWaP-efficient memory), SSDs and custom solutions (custom-packaged multi-chip-modules for AESA radar and EW applications).

•	Select Programs: F-35 Joint Strike Fighter, P-8, KC-46, and F-16.

Radio Frequency and Microwave Solutions—Key Markets, Products, and Programs

The Carve-Out Business’ radio frequency and microwave solutions products include high power, high frequency, broadband RF components and subsystems provided to defense and homeland security customers.

The products of the Carve-Out Business are generally sold to defense prime contractors and have the ability to deliver superior signal integrity in demanding environments, including external pods on high-altitude aircraft, artillery batteries, and munitions. The Carve-Out Business has established relationships with key customers, including Raytheon and Boeing, that have led design wins on franchise programs that will extend into future years.

Missiles and Precision Ordinance.    The missiles and precision ordinance market is the main market for compact RF components and assemblies used in guidance. Example products and programs include the following:

•	Products: Transceiver Subsystems (Ka-band transmitter/receiver with the ability to amplify, filter, and downconvert).

•	Select Programs: Small Diameter Bomb-II (“SDB-II”), Miniature Air Launched Decoy (“MALD”), and Phalanx Close-in Weapon System (“CIWS”).

Airborne Radar.    The demand for airborne radar products is driven by SWaP constraints and signal integrity, leading to more highly-packaged RF and digital technologies that integrate multiple RF/digital functions in a single package. Example products and programs include the following:

•

Products: Signal sensing RF subsystems (LO-distribution / BIT subsystems and switched converter subsystems), DRFM subsystem (multi-function assemblies with digital functionality), and Gallium Nitride (GaN) Power Amplifiers (high performance solid state amplifiers).

•	Select Programs: AWACS, LCMR and G/ATOR.

Homeland Security.    A key market for the Carve-Out Business’ next-generation RF scanning products is Homeland Security. Example products and programs include the following:

•	Products: Millimeter wave (mmw) transceivers (antenna mast for next generation ProVision security scanner and mmw imaging subsystems).

•	Select Programs: L-3 ProVision and L-3 ProVision 2.

Embedded Security—Key Markets, Products, and Programs

The Carve-Out Business’ embedded security solutions include anti-tamper solutions providing full-service support to defense customers in security systems designed to protect against tampering, piracy, and reverse engineering. The services and intellectual property products of the Carve-Out Business are generally sold to Tier 1 through Tier 3 military contractors, including the defense prime contractors and embedded computing providers. The Carve-Out Business also provides services and licenses technologies to customers in various commercial industries. The Carve-Out Business employs a services-led engagement business model for its security solutions products. In this model, the Carve-Out Business provides services, such as anti-tamper planning, critical program information (“CPI”) identification, and vulnerability assessments early on in the lifecycle of a military program. If successful, a customer typically engages the Carve-Out Business to implement the security plan that was developed, which often includes one or more intellectual property licenses.

Defense.    In the defense market, the Carve-Out Business focuses on assessments and program security planning and implementation for defense prime contractors and suppliers. Example products include the following:

•

Products, technologies and services: Security technologies, including scalable anti-tamper and information assurance products. Examples include: EnforcIT, WhiteboxCRYPTO, and CodeSEAL. CPI identification, security/protection design, cryptography design and analysis, automated software analysis, vulnerability assessment, and side channel analysis (DPA & DCA) testing and analysis.

Commercial.    In the commercial market, demand for products and services is driven by increased reliance on the internet of things and networked devices. Example products and services include the following:

•

Products and Services: The embedded security business has developed a product called CANGuard, which provides advanced security for the electronic communications and control architectures on a wide variety of vehicles. The Carve-Out Business is currently under contract to evaluate applying this technology to an automotive application.

The Market Opportunity for the Combined Company

Our market opportunity is defined by the growing demand for domestically designed and manufactured secure sensor and mission processing capabilities for critical defense and intelligence applications. Historically, our primary market has been centered on bringing commercially available technologies to the defense sector, specifically C4ISR (command, control, communications, computers, intelligence, surveillance and reconnaissance), EW, and ballistic missile defense; and commercial markets, which include commercial communications and other commercial computing applications. We believe we are well-positioned in growing, sustainable market segments of the defense sector that rely on advanced technologies to improve warfighter capability and provide enhanced force protection capabilities. The Acquisition will further improve our ability to successfully compete in these market segments by allowing us to offer an even more comprehensive set of closely related capabilities.

We believe there are a number of evolving trends that are reshaping our target markets and accordingly provide us with attractive growth opportunities. These trends include:

•

The defense electronics market is expected to grow in government fiscal 2016 and beyond as requested in President Obama’s recent budget submission.    According to The Teal Group, world defense electronics funding available to the U.S. was approximately $42.8 billion in fiscal 2015, or approximately 8.7% of the government fiscal 2015 appropriated U.S. DoD base budget. The defense electronics market is projected to increase to $43.0 billion in government fiscal 2016. Within the context of the overall defense budget and spending for defense electronics specifically we believe ISR, EW and ballistic missile defense have a high priority for future DoD spending. We continue to build on our strengths in the design and development of performance optimized electronic subsystems for the ISR and EW markets. As a leader in these markets, we often team with multiple defense prime contractors as they bid for projects, thereby increasing our chance of a successful outcome.

•

The rapidly expanding demand for tactical ISR is leading to significant growth in sensor data being generated, leading to even greater demand for the capability of our products to securely store and process data onboard platforms.    An increase in the prevalence and resolution of ISR sensors is generating significant growth in the associated data that needs to be stored and turned into information for the warfighter in a timely manner. In addition, several factors are driving the defense and intelligence industries to demand greater capability to collect, store, and process data onboard the aircraft, UAVs, ships and other vehicles, which we refer to collectively as platforms. These factors include the limited communications bandwidth of existing platforms, the need for platforms that can operate more autonomously and possibly in denied communications environments, the need for platforms with increased persistency to enable them to remain in or fly above the battlefield for extended periods, and the need for greater onboard processing capabilities.

•

Rogue nations’ missile programs and threats from peer nations are causing greater investment in advanced new radar, EW and ballistic missile defense capabilities.    There are a number of new and emerging threats, such as peer nations developing stealth technologies, including stealth aircraft, new anti-ship ballistic missiles that potentially threaten the U.S. naval fleet, and a variety of other advanced missile capabilities. Additionally, U.S. armed forces require enhanced signals intelligence and jamming capabilities. In response to these emerging threats, we have participated in key DoD programs, including Aegis, Patriot, SEWIP Block 2, LRDR, F-22 Raptor, F-35 Joint Strike Fighter and upgrade programs for the F-15 and F-16.

•

The long-term DoD budget pressure is pushing more dollars toward upgrades of the electronic subsystems on existing platforms, which may increase demand for our products.    The DoD is moving from major new weapons systems developments to upgrades of the electronic subsystems on existing platforms. These upgrades are expected to include more sensors, signal processing, ISR algorithms, multi-intelligence fusion and exploitation, computing and communications. We believe that upgrades to provide new urgent war fighting capability, driven by combatant commanders, are occurring more rapidly than traditional defense prime contractors can easily react to. We believe these trends will cause defense prime contractors to increasingly seek out our high-performance, cost-effective open architecture products.

•

Defense procurement reform is causing the defense prime contractors to outsource more work to commercial companies.    According to the VDC Webcast: Budgetary & Strategic Shifts—Creating Opportunities for Merchant Embedded COTS Systems in Mil/Aero, the portion of the defense electronics market that is captive to the defense primes is estimated to be $35.1 billion and the portion in the merchant market is estimated to be $1.9 billion. The U.S. government is intensely focused on making systems more affordable and shortening their development time. As a company that provides commercial items to the defense industry, we believe our products and subsystem solutions are often more affordable than solutions with the same functionality developed by a defense prime contractor. Several DoD and prime contractor factors are providing incentives for defense prime contractors to outsource more work to subcontractors with significant expertise and cost-effective technology capabilities, and we have transformed our business model over the last several years to address these long-term outsourcing trends and other needs.

•

DoD security and program protection requirements are creating new opportunities for our advanced secure processing capabilities.    The government is focused on ensuring that the U.S. military protects its defense electronic systems and the information held within from nefarious activities such as tampering, reverse engineering, and other forms of advanced attacks. The requirement to add security comes at a time when the commercial technology world continues to offshore more of the design, development, manufacturing, and support of such capabilities, making it more difficult to protect against tampering, reverse engineering and other undesired activities. The DoD has a mandate to ensure both the provenance and integrity of the technology and its associated supply chain. These factors have created a unique opportunity for us to expand beyond sensor processing into the provision of advanced secure processing subsystems and capabilities for other on-board critical compute applications—all designed, developed, manufactured, and supported in the USA. In addition, advanced systems sold to foreign military buyers also require protection so that the technologies, techniques and data associated with them do not become more widely available, which further enhances our market opportunity.

The Competitive Strengths of the Combined Company

We believe the following competitive strengths will allow us to take advantage of the evolving trends in our industry and successfully pursue our business strategy:

•

Subsystem Solutions Provider for the C4ISR and EW Markets.    Through our commercially developed, specialized processing subsystem solutions, we address the challenges associated with the collection and processing of massive, continuous streams of data and dramatically shorten the time that it takes to give information to U.S. armed forces at the tactical edge. Our solutions are specifically designed for flexibility and interoperability, allowing our products to be easily integrated into larger system-level solutions. Our ability to integrate subsystem-level capabilities allows us to provide solutions that most effectively address the mission-critical challenges within the C4ISR market, including multi-intelligence data fusion and intelligence processing onboard the platform. We leverage our deep expertise in embedded multi-computing, embedded sensor processing, with the addition of our RF and microwave subsystems and components, along with strategic investments in research and development to provide solutions across the sensor processing chain. Our deep domain knowledge within MDS rounds out our capabilities and services to our prime contractor and DoD customers. The Acquisition adds both depth and breadth to our capabilities and offerings, and also opens new market opportunities such as missiles, precision guided munitions and homeland security.

•

Diverse Mix of Stable, Growth Programs Aligned with DoD Funding Priorities.    Our products and solutions have been deployed on more than 300 different programs and over 25 different defense prime contractors. We serve high priority markets for the DoD and foreign militaries, such as UAVs, ballistic missile defense, airborne reconnaissance, EW, ECM, and have secured positions on mission-critical programs including Aegis, Predator and Reaper UAVs, F-35 Joint Strike Fighter, Patriot missile, and SEWIP. In addition, we consistently leverage our technology and capabilities across 15 to 20 programs on an annual basis, providing significant operating leverage and cost savings. The Acquisition allows us to participate in a broader array of programs, many with customers that are already key strategic customers of ours.

•

We are a leading commercial provider of secure processing subsystems designed and made in the USA.    We have a portfolio of open system architecture (“OSA”) technology building blocks across the entire sensor processing chain. We offer embedded secure processing capabilities with advanced packaging and cooling technologies that ruggedize commercial technologies while allowing them to stay cool for reliable operation. These capabilities allow us to help our customers meet the demanding SWaP requirements of today’s defense platforms. Our pre-integrated subsystems improve affordability by substantially reducing customer system integration costs and time-to-market for our solutions. System integration costs are one of the more substantial costs our customers bear in developing and deploying technologies in defense programs and platforms. Our pre-integrated solutions approach allows for more rapid and affordable modernization of existing platforms and faster deployment of new platforms.

Our strengths in this area include our position as an early and leading advocate for OSA in defense, offering Intel server class processing form factors across 3/6U OpenVPX, ATCA and rackmount architectures, and high density, secure solutions across multiple hardware architectures to seamlessly scale to meet our customer’s SWaP requirements. In addition, we have a 30-year legacy of system management and system integration expertise that allows us to reduce technical risk, while improving affordability and interoperability. Our system integration expertise is a cornerstone in helping us support our customers in deploying pre-integrated, OSA subsystems.

•

We provide advanced, integrated security features for our products and subsystems, addressing an increasingly prevalent requirement for DoD program security.    We offer secure processing expertise that is built-in to our pre-integrated subsystems, not bolted on. By doing this we are able to provide secure building blocks that allow our customers to incorporate their own security capabilities. This assists our customers in ensuring program protection as they deploy critical platforms and programs, all in support of DoD missions. The Acquisition will bring us new security technologies and also allow us to provide enhanced security capabilities in areas such as memory and storage devices. The Acquisition also provides us with a DMEA-(“Defense Micro-Electronics Association”) certified trusted manufacturing facility for microelectronics in the Carve-Out Business’ Phoenix, Arizona facility.

•

We are pioneering a next generation business model.    The defense industrial base is currently undergoing a major transformation. Domestic political and budget uncertainty, geopolitical instability and evolving global threats have become constants. The defense budget, while stabilized in the short term, remains under pressure and R&D and technology spending are often in budgetary competition with the increasing costs of military personnel requirements, health care costs, and other important elements within the DoD and the federal budget generally. Finally, defense acquisition reform, under the banner of Better Buying Power calls for the continued drive for innovation and competition within the defense industrial base, while also driving down acquisition cost.

We have pioneered a next-generation business model that is in sync with current defense industry transformation efforts. Our approach is built around a few key pillars:

•	We continue to leverage our expertise in building pre-integrated subsystems in support of critical defense programs, driving out procurement costs by lowering integration expenses of our customers.

•	We have been a pioneer in driving open systems architectures.

•	The DoD has asked defense industry participants to invest their own resources into R&D. This approach is a pillar of our business model.

•

Security and program protection are now critical considerations for both program modernizations as well as for new program deployment. We are now in our third generation of building secure embedded processing solutions.

We have a next generation business model built to meet the emerging needs of the DoD.

•

Value-Added Subsystem Solution Provider for Defense Prime Contractors.    Because of the DoD’s shift towards a firm fixed price contract procurement model, an increasingly uncertain budgetary and procurement environment, and increased budget pressures from both the U.S. and allied governments, defense prime contractors are accelerating their move toward outsourcing opportunities to help mitigate the increased program and financial risk. Our differentiated advanced sensor processing solutions offer meaningful capabilities upgrades for our customers and enable the rapid, cost-effective deployment of systems to the end customer. We believe our open architecture subsystems offer differentiated sensor processing and data analytics capabilities that cannot be easily replicated. Our solutions minimize program risk, maximize application portability, and accelerate customers’ time to market, all within a fixed-pricing contracting environment.

•

MDS Enables the Delivery of Platform-Ready Solutions for Classified Programs.    MDS was created in fiscal 2013 following the acquisition of KOR Electronics to enable us to directly pursue systems integration opportunities within the DoD. In addition, MDS increasingly draws on critical subsystem innovations from MCE. We believe our integration work through MDS provides us with critical insights as we implement and incorporate key classified government intellectual property, including critical intelligence and signal processing algorithms, into advanced systems. We believe that MDS provides us the opportunity to directly combine and integrate these technology building blocks along with intellectual property developed by MDS into our existing MCE products and solutions, enabling us to deliver more affordable, platform-ready integrated ISR subsystems that leverage our OSA and address key government technology and procurement concerns. MDS operations in this environment also help us identify emerging needs and opportunities influence our future product development, so that critical future needs can be met in a timely manner with commercially-developed products and solutions.

•

Advanced Microelectronics Centers.    Our Advanced Microelectronics Centers (“AMCs”) in Hudson, New Hampshire and West Caldwell, New Jersey, design, build and test both RF and microwave components and subsystems in support of a variety of key customer programs. With our fiscal 2014 move into our new AMC in Hudson, New Hampshire, including the installation of integrated business systems into both our AMCs, we have a platform for scalable, continued growth in our RF and microwave product lines. Our scalable microelectronics manufacturing operations at our AMCs enable rapid, cost-effective deployment of RF and microwave solutions to our customers. The Acquisition will give us a west coast location providing similar advanced capabilities and better proximity to certain key customer locations.

•

Long-Standing Industry Relationships.    We have established long-standing relationships with defense prime contractors, the U.S. government and other key organizations in the defense industry over our 30 years in the defense electronics industry. Our customers include BAE Systems, the Boeing Company, Harris, Lockheed Martin Corporation, Northrop Grumman Corporation, and Raytheon Company. Over this period, we have become recognized for our ability to develop new technologies and meet stringent program requirements. We believe we are well-positioned to maintain these high-level customer engagements and enhance them through the additional relationships that the Carve-Out Business has with many of the same customers.

•

Proven Management Team.    Over the past several years, our senior management team has refocused the Company on its economic core, developed a long-term compelling strategy for the defense markets and restored profitability to the business. Having completed these critical steps to rebuild the Company and with a senior management team with significant experience in growing and scaling businesses, both through operating execution and acquisitions, we believe that we have demonstrated our operational capabilities and we are well-positioned for the next phase to transform, grow and scale our business.

Business Strategy for the Combined Company

Our strategy is built around our key strengths as a leading commercial provider of secure and processing subsystems designed and made in the U.S.A. Optimized for customer and mission success, our solutions power a wide variety of critical defense and intelligence programs. We are pioneering a next-generation defense electronics business model specifically designed to meet the industry’s current and emerging technology needs. By driving this strategy consistently, we are able to help our customers, mostly defense prime contractors, reduce program cost, minimize technical risk, and stay on schedule and on budget. Tactically, we have a reputation of relentless execution on behalf of our customers that supports the successful evolution of our strategy.

We intend to accelerate our strategic direction through continued investment in advanced new products and solutions development in the fields of radio frequency, analog-to-digital and digital to analog conversion, advanced multi- and many-core sensor processing systems including GPUs, embedded security, digital storage, and digital radio frequency memory (“DRFM”) solutions, software defined communications capabilities, and advanced security technologies and capabilities. We leverage our engineering development services including systems integration to accelerate our move to become a commercial outsourcing partner to the large defense prime contractors as they seek the more rapid design, development and delivery of affordable, commercially-developed, open sensor processing solutions within the markets we serve. Our services-led engagements can help lead to long-term production subsystem revenues that will continue long after the initial services are delivered. This business model positions us to be paid for non-recurring engineering work we would have previously expensed through our own income statement, to team concurrently with multiple defense prime contractors as they pursue new business with the unique solutions they develop and market to the government, and to engage with our customers much earlier in the design cycle and ahead of our competition. In fiscal 2013, 2014, and 2015, we have substantially added to our technology portfolio by adding capabilities in RF and microwave subsystems and components as critical building blocks to support programs in EW, EA, and ECM.

Corporate Information

Mercury Systems, Inc. was incorporated in Massachusetts in 1981. Our common stock is listed and traded on the NASDAQ Global Select Market under the symbol “MRCY.” Our executive offices are located at 201 Riverneck Road, Chelmsford, Massachusetts 01824 and our telephone number is (978) 256-1300. We maintain a website at www.mrcy.com. Information contained on our website does not constitute part of this prospectus supplement and the accompanying base prospectus other than the documents that the Company files with the SEC that are expressly incorporated by reference into this prospectus supplement. See “Incorporation by Reference.”

Sources and Uses

The following table illustrates the estimated sources and uses of funds for the Transactions. Actual amounts could vary from estimated amounts depending on several factors, including changes in the cash purchase price for the Acquisition and changes in our actual amount of expenses related to the Transactions. You should read the following together with the information under the headings “The Transactions” and “Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus supplement.

Sources of Funds	Uses of Funds
	(dollars in millions)
Term loan A(1)	$200.0	Purchase price of acquisition(3)	$300.0
New equity offered hereby(2)	86.6	Estimated fees and expenses(4)	16.8

Cash on hand	30.2

Total sources of funds	$316.8	Total uses of funds	$316.8

(1)	Reflects borrowings under the new term loan A.
(2)	Reflects the gross cash proceeds from the issuance of 4,500,000 shares of the Company’s common stock, excluding the underwriters’ option to purchase additional shares.
(3)	Reflects the consideration to be paid to the Seller for 100% of the issued and outstanding equity interests of the Carve-Out Business. The estimated purchase price does not consider working capital and other post-closing adjustments as outlined in the Purchase Agreement.
(4)	Reflects our estimate of fees and expenses associated with the Transactions, including underwriting fees, advisory fees, and other fees and transaction costs. See “Unaudited Pro Forma Condensed Consolidated Financial Information.” There can be no assurance that these fees and expenses will not exceed our estimates.

The Offering

The summary below describes the principal terms of this offering of shares of our common stock. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more detailed description of the terms and conditions of shares of our common stock, see the section entitled “Description of the Common Stock” in the accompanying base prospectus. As used in this section, references to the “Company” mean Mercury Systems, Inc. and not any of its subsidiaries.

Issuer	Mercury Systems, Inc.

Common Stock Offered	4,500,000 shares.

Common Stock Outstanding After This Offering	39,322,735 shares.(1)

Option to Purchase Additional Shares	The underwriters have an option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 675,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions.

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $82.1 million ($94.4 million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and our estimated expenses related to the offering. We intend to use the net proceeds to fund a portion of the Acquisition and pay related expenses and for general corporate purposes.

We expect that the total cash consideration payable in connection with the Acquisition, including the payment of related fees and expenses, will be approximately $316.8 million. In addition to the net proceeds from this offering, we expect to use the proceeds of a new term loan A and existing cash on hand to finance the Acquisition. Pending closing of the Acquisition, we intend to use the net proceeds from this offering to invest in interest-bearing accounts and short-term, interest-bearing securities.

The consummation of this offering is not conditioned on the closing of the Acquisition or any other potential source of financing. Accordingly, even if the Acquisition or other financing transactions do not occur, the shares of our common stock sold in this offering will remain outstanding, and we will not have any obligation to offer to repurchase any or all of the shares of common stock sold in this offering. If the Acquisition does not occur for any reason, we will use the net proceeds from this offering for general corporate purposes, which may include other potential acquisitions, the refinancing or repayment of debt, working capital, share repurchases or capital expenditures. See “Use of Proceeds” and “Risk Factors.”

(1)

The number of shares of common stock outstanding after this offering is based on the number of shares of common stock outstanding as of April 1, 2016 and the issuance of shares of common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares.

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders of the Common Stock

For a discussion of the material U.S. federal income tax considerations relating to the ownership and disposition of our common stock by Non-U.S. Holders, see “Material U.S. Federal Income Tax Considerations to Non-U.S. Holders.”

Risk Factors	Investing in our common stock involves risks. You should carefully consider the risk factors set forth or cross-referenced in “Risk Factors” beginning on page S-28 of this prospectus supplement and the other information contained in this prospectus supplement and the accompanying base prospectus and the documents incorporated by reference herein and therein, prior to making an investment in our common stock.

Dividend Policy	We have never declared or paid cash dividends on shares of our common stock. We currently intend to retain any earnings for future growth. Accordingly, we do not anticipate that any cash dividends will be declared or paid on our common stock in the foreseeable future. See “Market Price Range of Common Stock—Dividend Policy.”

NASDAQ Global Select Market Listing	“MRCY”

Transfer Agent and Registrar	Computershare Investor Services

Summary Unaudited Pro Forma Condensed Consolidated Financial Information

The following summary unaudited pro forma condensed consolidated financial information as of and for the periods presented in the tables below have been derived from, and should be read together with, our unaudited pro forma condensed consolidated financial statements and related notes included in “Unaudited Pro Forma Condensed Consolidated Financial Information” in this prospectus supplement. We derived the summary unaudited pro forma data set forth below by the application of pro forma adjustments as described herein to the historical financial statements of Mercury Systems, Inc., incorporated by reference herein, and the Carve-Out Business, incorporated by reference herein.

The summary unaudited pro forma condensed consolidated financial data is presented for informational purposes only. It is not necessarily indicative of what our financial position or results of operations actually would have been had we completed the Transactions at the dates indicated, nor does it purport to project the future financial position or operating results of the combined company. The summary unaudited pro forma condensed consolidated statement of operations does not reflect any revenue enhancements or cost savings from synergies that may be achieved with respect to the combined companies, or the impact of non-recurring items directly related to the Acquisition and related financing.

(in thousands)	Pro Forma Six Months Ended December 31, 2015(1)	Pro Forma Twelve Months Ended June 30, 2015(2)
Other Financial Data:
Net sales	$168,496	$334,292
Gross margin	79,641	157,386
Depreciation and amortization	13,790	28,061
Capital expenditures	4,654	7,751
Interest expense, net	4,382	8,801
Income from continuing operations(3)	5,617	13,380
Adjusted EBITDA(3)(4)	$35,046	$68,107
Balance Sheet Data (at period end):
Cash and cash equivalents	$58,682
Working capital(5)	179,974
Current assets	228,878
Total assets	729,904
Current liabilities	48,904
Total debt	$198,300

(1)	The historical results of Mercury were derived from its unaudited consolidated statement of operations included in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015 and incorporated by reference herein. The historical results of the Carve-Out Business were derived from its unaudited condensed consolidated statements of operations and comprehensive income for the relevant periods within its fiscal year 2016, as well as the audited financial statements filed as an exhibit to Mercury’s Current Report on Form 8-K filed April 4, 2016 and incorporated by reference herein.

The unaudited pro forma condensed consolidated balance sheet data at December 31, 2015 gives effect to the Transactions as if they occurred on such date and combines the historical balance sheets of Mercury as of December 31, 2015 and the Carve-Out Business as of January 3, 2016. The Mercury balance sheet information was derived from its unaudited consolidated balance sheet included in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015 and incorporated by reference herein. The Carve-Out Business balance sheet information was derived from its unaudited condensed consolidated balance sheet as of January 3, 2016 filed as an exhibit to Mercury’s Form 8-K filed on April 4, 2016 and incorporated by reference herein, filed as an exhibit to Mercury’s Current Report on Form 8-K filed on April 4, 2016 and incorporated by reference herein.

(2)	The historical results of Mercury were derived from its audited consolidated statement of operations included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2015 and incorporated by reference herein. The historical results of the Carve-Out Business were derived from its audited consolidated statements of operations for its fiscal year ended September 27, 2015, included in the Current Report on Form 8-K filed on April 4, 2016 and incorporated by reference herein, filed as an exhibit to Mercury’s current report on Form 8-K filed on April 4, 2016 and incorporated by reference herein.
(3)	Includes $3.1 million and $4.2 million of allocated indirect corporate costs from Seller that Mercury expects will not be required or continue upon the consummation of the Acquisition, for the six months ended December 31, 2015 and the twelve months ended June 30, 2015, respectively.
(4)	Adjusted EBITDA is defined as income (loss) from continuing operations before interest income and expense, income taxes, depreciation, amortization of intangible assets, restructuring and other charges, impairment of long-lived assets, acquisition and financing costs, fair value adjustments from purchase accounting, litigation and settlement expenses, and stock-based compensation expense. Mercury uses adjusted EBITDA as an important indicator of the operating performance of its business. These measures may be inconsistent with measures presented by other companies. See “About this Prospectus Supplement—Non-GAAP Financial Measures” for the discussion of our use of adjusted EBITDA.
(5)	Working capital represents current assets (excluding cash and cash equivalents) less current liabilities (excluding short-term borrowings and current portion of long-term debt obligations).

The following table sets forth an unaudited reconciliation of pro forma income from continuing operations to pro forma adjusted EBITDA:

(in thousands)	Pro Forma Six Months Ended December 31, 2015 (1)	Pro Forma Twelve Months Ended June 30, 2015 (2)
Income from continuing operations(3)	$5,617	$13,380
Interest expense, net	4,382	8,801
Tax provision	2,187	3,666
Depreciation	4,709	9,595
Amortization of intangible assets	9,081	18,466
Restructuring and other charges	559	3,530
Impairment of long-lived assets	231	—
Acquisition and financing costs	2,323	451
Fair value adjustments from purchase accounting	—	—
Litigation and settlement expenses	—	—
Stock-based compensation expense	5,957	10,218

Adjusted EBITDA(3)	$35,046	$68,107

(1)	The historical results of Mercury were derived from its unaudited consolidated statement of operations included in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015 and incorporated by reference herein. The historical results of the Carve-Out Business were derived from its unaudited condensed consolidated statements of operations and comprehensive income for the relevant periods within its fiscal year 2016, as well as the audited financial statements filed as an exhibit to Mercury’s Current Report on Form 8-K filed April 4, 2016 and incorporated by reference herein.

The unaudited pro forma condensed consolidated balance sheet data at December 31, 2015 gives effect to the Transactions as if they occurred on such date and combines the historical balance sheets of Mercury as of December 31, 2015 and the Carve-Out Business as of January 3, 2016. The Mercury balance sheet information was derived from its unaudited consolidated balance sheet included in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015 and incorporated by reference herein. The Carve-Out Business balance sheet information was derived from its unaudited condensed consolidated balance sheet as of January 3, 2016 filed as an exhibit to Mercury’s Form 8-K filed on April 4, 2016 and incorporated by reference herein, filed as an exhibit to Mercury’s Current Report on Form 8-K filed on April 4, 2016 and incorporated by reference herein.

(2)	The historical results of Mercury were derived from its audited consolidated statement of operations included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2015 and incorporated by reference herein. The historical results of the Carve-Out Business were derived from its audited consolidated statements of operations and comprehensive income for its fiscal year ended September 27, 2015, included in the Current Report on Form 8-K filed on April 4, 2016 and incorporated by reference herein, filed as an exhibit to Mercury’s current report on Form 8-K filed on April 4, 2016 and incorporated by reference herein.
(3)	Includes $3.1 million and $4.2 million of allocated indirect corporate costs from Seller that Mercury expects will not be required or continue upon the consummation of the Acquisition, for the six months ended December 31, 2015 and the twelve months ended June 30, 2015, respectively.

Summary Historical Financial Information

The following tables set forth certain historical information for Mercury and the Carve-Out Business.

Mercury Historical Financial Information

The following summary historical financial information as of and for each of the three years in the period ended June 30, 2015, has been derived from our audited consolidated financial statements and related notes. The historical financial information as of and for each of the six months in the periods ended December 31, 2015 and December 31, 2014, has been derived from our unaudited consolidated financial statements and related notes. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing in our Annual Report on Form 10-K for the year ended June 30, 2015 and our Quarterly Reports on Form 10-Q for the period ended December 31, 2015 all of which are incorporated by reference in this prospectus supplement and the accompanying base prospectus. See also “Where You Can Find More Information” in the accompanying base prospectus and “Incorporation by Reference” in this prospectus supplement for details regarding documents incorporated by reference herein. The summary historical financial information provided below does not purport to indicate results of operations as of any future date or for any future period.

	Six months ended December 31,		Year ended June 30,
(in thousands, except per share data)	2015	2014	2015	2014	2013
Net revenues	$118,826	$111,150	$234,847	$208,729	$194,231
Cost of revenues	62,719	60,116	124,628	113,985	116,073

Gross margin	56,107	51,034	110,219	94,744	78,158
Operating expenses:
Selling, general and administrative	24,709	24,967	49,010	53,685	54,764
Research and development	15,777	15,846	32,554	35,693	32,604
Amortization of intangible assets	3,351	3,524	7,008	7,328	8,222
Restructuring and other charges	559	2,430	3,175	5,443	7,060
Impairment of long-lived assets	231	—	—	—	—
Acquisition costs and other related expenses	1,980	—	117	—	318

Total operating expenses	46,607	46,767	91,864	102,149	102,968

Income (loss) from operations	9,500	4,267	18,355	(7,405)	(24,810)
Interest income	50	7	21	9	7
Interest expense	(7)	(16)	(34)	(49)	(38)
Other income, net	154	392	453	1,532	558

Income (loss) from continuing operations before income taxes	9,697	4,650	18,795	(5,913)	(24,283)
Tax provision (benefit)	2,944	1,047	4,366	(1,841)	(10,501)

Income (loss) from continuing operations	6,753	3,603	14,429	(4,072)	(13,782)
(Loss) gain from discontinued operations, net of taxes	—	(2,839)	(4,060)	(7,353)	574

Net income (loss)	$6,753	$764	$10,369	$(11,425)	$(13,208)

Basic net earnings (loss) per share:
Income (loss) from continuing operations	$0.20	$0.11	$0.45	$(0.13)	$(0.46)
(Loss) gain from discontinued operations, net of income taxes	—	(0.09)	(0.13)	(0.24)	0.02

Net income (loss)	$0.20	$0.02	$0.32	$(0.37)	$(0.44)

	Six months ended December 31,		Year ended June 30,
(in thousands, except per share data)	2015	2014	2015	2014	2013
Diluted net earnings (loss) per share:
Income from continuing operations	$0.20	$0.11	$0.44	$(0.13)	$(0.46)
(Loss) gain from discontinued operations, net of income taxes	—	(0.09)	(0.13)	(0.24)	0.02

Net income (loss)	$0.20	$0.02	$0.31	$(0.37)	$(0.44)

Weighted-average shares outstanding:
Basic	33,047	31,880	32,114	31,000	30,128

Diluted	33,819	32,720	32,939	31,000	30,128

Other data:
Net cash provided by (used in):
Operating activities	$17,478	$10,406	$32,207	$14,241	$(1,871)
Investing activities	$(13,105)	$(2,122)	$(5,598)	$(6,720)	$(71,091)
Financing activities	$(468)	$1,529	$3,905	$742	$(3,669)
Depreciation and amortization	$6,559	$7,150	$13,840	$15,608	$17,209
Capital expenditures	$(3,156)	$(2,123)	$(5,984)	$(6,701)	$(3,880)
Adjusted EBITDA(1)	$24,420	$18,710	$44,414	$23,522	$9,940
Free Cash Flow(2)	$14,322	$8,283	$26,223	$7,540	$(5,751)
Adjusted earnings per share(3)	$0.42	$0.33	$0.82	$0.38	$0.11
Balance sheet data (at end of period):
Working capital	$157,586	$139,578	$154,879	$127,375	$115,483
Total assets	$408,092	$385,367	$389,988	$373,712	$374,431
Long-term obligations	$5,242	$11,694	$6,565	$13,635	$15,112
Total stockholders’ equity	$361,458	$334,216	$350,138	$327,147	$328,501

(1)	Adjusted EBITDA, the profitability measure for our segment reporting, is defined as income (loss) from continuing operations before interest income and expense, income taxes, depreciation, amortization of intangible assets, restructuring and other charges, impairment of long-lived assets, acquisition costs and other related expenses, fair value adjustments from purchase accounting, litigation and settlement expenses and stock-based compensation costs. We use adjusted EBITDA as an important indicator of the operating performance of our business. We use adjusted EBITDA in internal forecasts and models when establishing internal operating budgets, supplementing the financial results and forecasts reported to our board of directors, determining a component of bonus compensation for executive officers and other key employees based on operating performance and evaluating short-term and long-term operating trends in our operations. We believe the adjusted EBITDA financial measure assists in providing a more complete understanding of our underlying operational measures to manage our business, to evaluate our performance compared to prior periods and the marketplace, and to establish operational goals. We believe that these non-GAAP financial adjustments are useful to investors because they allow investors to evaluate the effectiveness of the methodology and information used by management in our financial and operational decision-making.

Adjusted EBITDA is a non-GAAP financial measure and should not be considered in isolation or as a substitute for financial information provided in accordance with GAAP. This non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies. We expect to continue to incur expenses similar to the adjusted EBITDA financial adjustments described above, and investors should not infer from our presentation of this non-GAAP financial measure that these costs are unusual, infrequent or non-recurring.

The following table reconciles our income (loss) from continuing operations, the most directly comparable GAAP financial measure, to our adjusted EBITDA:

	Six months ended December 31,		Year ended June 30,
(in thousands)	2015	2014	2015	2014	2013
Income (loss) from continuing operations	$6,753	$3,603	$14,429	$(4,072)	$(13,782)
Interest (income) expense, net	(43)	9	13	40	31
Tax provision (benefit)	2,944	1,047	4,366	(1,841)	(10,501)
Depreciation	3,208	3,290	6,332	7,625	8,445
Amortization of intangible assets	3,351	3,524	7,008	7,328	8,222
Restructuring and other charges	559	2,430	3,175	5,443	7,060
Impairment of long-lived assets	231	—	—	—	—
Acquisition and financing costs	2,323	—	451	—	318
Fair value adjustments from purchase accounting	—	—	—	—	2,293
Litigation and settlement expenses	—	—	—	—	—
Stock-based compensation expense	5,094	4,807	8,640	8,999	7,854

Adjusted EBITDA	$24,420	$18,710	$44,414	$23,522	$9,940

(2)	Free cash flow, a non-GAAP measure for reporting cash flow, is defined as cash provided by operating activities less capital expenditures for property and equipment. We believe free cash flow provides investors with an important perspective on cash available for investments and acquisitions after making capital investments required to support ongoing business operations and long-term value creation. We believe that trends in our free cash flow are valuable indicators of our operating performance and liquidity.

Free cash flow is a non-GAAP financial measure and should not be considered in isolation or as a substitute for financial information provided in accordance with GAAP. This non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies. We expect to continue to incur expenditures similar to the free cash flow adjustment described above, and investors should not infer from our presentation of this non-GAAP financial measure that these expenditures reflect all of our obligations which require cash.

The following table reconciles cash provided by operating activities, the most directly comparable GAAP financial measure, to free cash flow:

	Six months ended December 31,		Year ended June 30,
(in thousands)	2015	2014	2015	2014	2013
Cash flow from operating activities	$17,478	$10,406	$32,207	$14,241	$(1,871)
Purchases of property and equipment	(3,156)	(2,123)	(5,984)	(6,701)	(3,880)

Free cash flow	$14,322	$8,283	$26,223	$7,540	$(5,751)

(3)

Adjusted income from continuing operations and adjusted EPS exclude the impact of certain items and, therefore, have not been calculated in accordance with GAAP. We believe that exclusion of these items assists in providing a more complete understanding of our underlying continuing operations results and trends and allows for comparability with our peer company index and industry. We use these measures along with the corresponding GAAP financial measures to manage our business and to evaluate our performance compared to prior periods and the marketplace. We define adjusted income from continuing operations as income (loss) from continuing operations before amortization of intangible assets, restructuring and other charges, impairment of long-lived assets, acquisition and financing costs, fair value adjustments from purchase accounting, litigation and settlement expenses, stock-based compensation expense, and the tax impact of those items. Adjusted EPS expresses adjusted income from continuing operations on a per share basis using weighted average diluted shares outstanding.

Adjusted income from continuing operations and adjusted EPS are non-GAAP financial measures and should not be considered in isolation or as a substitute for financial information provided in accordance with GAAP. These non-GAAP financial measures may not be computed in the same manner as similarly titled measures used by other companies. We expect to continue to incur expenses similar to the adjusted income from continuing operations and adjusted EPS financial adjustments described above, and investors should not infer from our presentation of these non-GAAP financial measures that these costs are unusual, infrequent or non-recurring.

The following table reconciles income from continuing operations and diluted net earnings per share, the most directly comparable GAAP measures, to adjusted income from continuing operations and adjusted EPS:

	Six Months Ended December 31,
(in thousands, except per share data)	2015		2014
Income (loss) from continuing operations and earnings per share	$6,753	$0.20	$3,603	$0.11
Amortization of intangible assets	3,351		3,524
Restructuring and other charges	559		2,430
Impairment of long-lived assets	231		—
Acquisition and financing costs	2,323		—
Fair value adjustments from purchase accounting	—		—
Litigation and settlement expenses	—		—
Stock-based compensation expense	5,094		4,807
Impact to income taxes	(4,045)		(3,615)

Adjusted income from operations and adjusted earnings per share	$14,266	$0.42	$10,749	$0.33

Diluted weighted-average shares outstanding		33,819		32,720

	Years Ended June 30,
(in thousands, except per share data)	2015		2014		2013
Income (loss) from continuing operations and earnings per share	$14,429	$0.44	$(4,072)	$(0.13)	$(13,782)	$(0.46)
Amortization of intangible assets	7,008		7,328		8,222
Restructuring and other charges	3,175		5,443		7,060
Impairment of long-lived assets	—		—		—
Acquisition and financing costs	451		—		318
Fair value adjustments from purchase accounting	—		—		2,293
Litigation and settlement expenses	—		—		—
Stock-based compensation expense	8,640		8,999		7,854
Impact to income taxes	(6,733)		(5,773)		(8,776)

Adjusted income from operations and adjusted earnings per share	$26,970	$0.82	$11,925	$0.38	$3,189	$0.11

Diluted weighted-average shares outstanding		32,939		31,000		30,128

The Carve-Out Business Historical Financial Information

The following table sets forth the summary historical financial data as of and for the periods indicated for the Carve-Out Business. The summary historical consolidated financial data for the fiscal years ended September 27, 2015, September 28, 2014, and September 29, 2013 have been derived from the audited consolidated financial statements of the Carve-Out Business for such years. The summary historical financial data as of January 3, 2016 and for the three months ended January 3, 2016 and December 28, 2014 have been derived from the unaudited condensed consolidated financial statements of the Carve-Out Business for such periods, which contain all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of the Carve-Out Business’ financial position and results of operations for the periods presented.

The Carve-Out Business historically was not operating as a separate legal entity within the Seller. Accordingly, its financial statements have been prepared on a carve-out basis. The carve-out financial statements have been derived from the consolidated financial statements and accounting records of Seller, using the historical results of operations and historical bases of assets and liabilities which comprise the Carve-Out Business. The carve-out financial statements also include allocations of certain Seller-shared expenses. Seller management believes the assumptions and methodologies underlying the allocation of shared expenses from Seller are reasonable in depicting the Carve-Out Business on a carve-out basis; however, such expenses may not be indicative of the actual level of expense that would have been incurred by the Carve-Out Business if it had operated as an independent company or of the costs expected to be incurred in the future. As such, the carve-out financial statements included in this prospectus supplement may not necessarily reflect the Carve-Out Business’ results of operations, financial position or cash flows in the future or what its results of operations, financial position or cash flows would have been had the Carve-Out Business been a stand-alone entity during the periods presented.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Carve-Out Business” and the Carve-Out Business’ audited consolidated financial statements as of September 27, 2015 and September 28, 2014 and the related notes and the Carve-Out Business’ unaudited condensed consolidated financial statements as of January 3, 2016 and December 28, 2014 filed as Exhibits 99.6, 99.2 and 99.3, respectively to Mercury’s Current Report on Form 8-K as filed with the SEC on April 4, 2016, all of which are incorporated by reference in this prospectus supplement and the accompanying base prospectus. See also “Where You Can Find More Information” in the accompanying base prospectus and “Incorporation by Reference” in this prospectus supplement for details regarding documents incorporated by reference herein. The summary historical financial information provided below does not purport to indicate results of operations as of any future date or for any future period.

	Three months ended		Year ended
(in thousands)	January 3, 2016	December 28, 2014	September 27, 2015	September 28, 2014	September 29, 2013
Net revenues	$24,976	$25,240	$99,445	$87,209	$93,623
Costs and expenses:
Cost of revenues	12,375	13,022	52,183	51,945	54,850
Selling, general and administrative	2,439	2,316	9,238	11,891	13,474
Research and development	2,655	2,443	10,204	10,890	13,166
Amortization of intangible assets	1,394	2,404	8,011	10,828	10,861
Allocated costs(1)	2,744	2,255	9,020	6,389	5,440
Restructuring and other charges	—	259	355	1,059	1,073

Total costs and operating expenses(2)	21,607	22,699	89,011	93,002	98,864

Income (loss) from operations	3,369	2,541	10,434	(5,793)	(5,241)
Other income, net	—	6	52	—	(212)

Income (loss) before income taxes	3,369	2,547	10,486	(5,793)	(5,453)
Tax provision	1,044	995	4,095	(2,734)	(2,211)

Net income (loss)(2)	$2,325	$1,552	$6,391	$(3,059)	$(3,242)

	Three months ended		Year ended
(in thousands)	January 3, 2016	December 28, 2014	September 27, 2015	September 28, 2014	September 29, 2013
Other data:
Net cash provided by (used in):
Operating activities	$5,762	$2,981	$13,537	$6,223	$9,215
Investing activities	$(655)	$(392)	$(1,866)	$(1,860)	$(5,168)
Financing activities	$(5,107)	$(2,589)	$(11,671)	$(4,363)	$(4,047)
Depreciation and amortization	$2,104	$3,281	$11,274	$14,275	$14,788
Capital expenditures	$(655)	$(392)	$(1,866)	$(1,860)	$(5,168)
Adjusted EBITDA(2)	$5,836	$6,449	$23,693	$11,676	$12,660
Free Cash Flow	$5,107	$2,589	$11,671	$4,363	$4,047
Balance sheet data (at end of period):
Working capital	$41,538		$44,426	$41,103
Total assets	$148,756		$154,045	$159,613
Long-term obligations	$3,686		$3,858	$6,472
Invested equity	$137,558		$139,977	$143,844

(1)	Allocated costs of the Carve-Out Business pertain to the below noted functional cost areas. These functional cost areas are reflected for the periods presented in the unaudited pro forma condensed consolidated statements of operations, consistent with the presentation of Mercury’s financial information.

	Three months ended		Year ended
(in thousands)	January 3, 2016	December 28, 2014	September 27, 2015	September 28, 2014	September 29, 2013
Allocated Costs
Selling, general and administrative	$2,229	$1,741	$6,834	$4,062	$2,956
Research and development	152	152	608	192	232
Stock-based compensation	363	362	1,578	2,135	2,252

Total Allocated Costs	$2,744	$2,255	$9,020	$6,389	$5,440

(2)	Includes $1.6 million and $1.2 million of allocated indirect corporate costs from Seller that Mercury expects will not be required or continue upon the consummation of the Acquisition, for the three month periods ended January 3, 2016 and December 28, 2014, respectively. Includes $4.2 million, $1.4 million and $0.5 million of allocated indirect corporate costs from Seller that Mercury expects will not be required or continue upon the consummation of the Acquisition, for the fiscal years ended September 27, 2015, September 28, 2014 and September 29, 2013, respectively.

The following table sets forth an unaudited reconciliation of income (loss) from continuing operations to adjusted EBITDA:

	Three months ended		Year ended
(in thousands)	January 3, 2016	December 28, 2014	September 27, 2015	September 28, 2014	September 29, 2013
Income (loss) from continuing operations(1)	$2,325	$1,552	$6,391	$(3,059)	$(3,242)
Interest expense, net	—	—	—	—	—
Tax provision (benefit)	1,044	995	4,095	(2,734)	(2,211)
Depreciation and amortization	2,104	3,281	11,274	14,275	14,788
Restructuring and other charges	—	259	355	1,059	1,073
Impairment of long-lived assets	—	—	—	—	—
Acquisition and financing costs	—	—	—	—	—
Fair value adjustments from purchase Accounting	—	—	—	—	—
Litigation and settlement expenses	—	—	—	—	—
Stock-based compensation expense	363	362	1,578	2,135	2,252

Adjusted EBITDA(2)	$5,836	$6,449	$23,693	$11,676	$12,660

(1)	Includes $1.6 million and $1.2 million of allocated indirect corporate costs from Seller that Mercury expects will not be required or continue upon the consummation of the Acquisition, for the three month periods ended January 3, 2016 and December 28, 2014, respectively. Includes $4.2 million, $1.4 million and $0.5 million of allocated indirect corporate costs from Seller that Mercury expects will not be required or continue upon the consummation of the Acquisition, for the fiscal years ended September 27, 2015, September 28, 2014 and September 29, 2013, respectively.

The following table sets forth an unaudited reconciliation of net cash provided by operating activities to free cash flow:

	Three months ended		Year ended
(in thousands)	January 3, 2016	December 28, 2014	September 27, 2015	September 28, 2014	September 29, 2013
Cash flow from operating activities	$5,762	$2,981	$13,537	$6,223	$9,215
Purchases of property and equipment	(655)	(392)	(1,866)	(1,860)	(5,168)

Free cash flow	$5,107	$2,589	$11,671	$4,363	$4,047

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the risk factors described below and in Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended June 30, 2015, our Quarterly Reports on Form 10-Q for the three and six months ended September 30, 2015 and December 31, 2015 and our other reports filed from time to time with the SEC, which are incorporated by reference into this prospectus supplement and the accompanying base prospectus. See “Incorporation by Reference.” Some of these risk factors relate principally to our business and the Transactions. Other factors relate principally to your investment in our common stock. Before making any investment decision, you should carefully consider these risks. These risks could materially affect our business, results of operation or financial condition and affect the value of our securities. In such case, you may lose all or part of your original investment. The risks described below or incorporated by reference herein are not the only risks facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, results of operation or financial condition.

Risks Related to our Company

For a description of risks related to our Company, please refer to Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended June 30, 2015, and in our Quarterly Reports on Form 10-Q for the three and six months ended September 30, 2015 and December 31, 2015, which are incorporated by reference herein.

Risks Related to the Acquisition

There is no assurance when or if the Acquisition will be completed. Any delay in completing the Acquisition may substantially reduce the benefits that Mercury expects to obtain from the Acquisition and increase the transaction costs.

Completion of the Acquisition is subject to the satisfaction or waiver of a number of conditions as set forth in the Purchase Agreement, including the receipt of antitrust clearance in the United States. There can be no assurance that Mercury and the Seller will be able to satisfy the closing conditions or that closing conditions beyond their control will be satisfied or waived and the Acquisition may not be consummated by reason of failure to so satisfy such conditions. For a discussion of the conditions to the completion of the Acquisition, see the section titled “The Transactions” included in this prospectus supplement.

If the Acquisition and the integration of the companies’ respective businesses are not completed within the expected timeframe, that delay may materially and adversely affect the synergies and other benefits that Mercury expects to achieve as a result of the Acquisition and could result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the Acquisition.

The offering of shares of common stock is not conditioned upon the consummation of the Acquisition.

This offering of shares of common stock is not conditioned upon the consummation of the Acquisition. Accordingly, by purchasing the common stock, you are investing in Mercury on a stand-alone basis, without the Carve-Out Business, in the event that we do not consummate the Acquisition. Although certain information included in this prospectus supplement generally assumes consummation of the Acquisition, we cannot assure you that the Acquisition will be consummated on the terms described herein or at all. This offering is not conditioned on the completion of the Acquisition and by purchasing our common stock in this offering you are investing in us on a stand-alone basis and recognize that we may not consummate the Acquisition or realize the expected benefits therefrom if we do. In the event that we fail to consummate the Acquisition, we will have issued a significant number of additional shares of common stock and we will not have acquired the revenue generating assets that will be required to produce the earnings and cash flow we anticipated. As a result, failure to consummate the Acquisition would adversely affect our earnings per share.

If the Acquisition is not completed, we could be subject to a number of risks that may adversely affect our business and the market price of our common stock, including:

•	we will be required to pay costs relating to the Acquisition, such as legal, accounting, financial advisory and printing fees, whether or not the Acquisition is completed;

•	time and resources committed by our management to matters relating to the Acquisition could otherwise have been devoted to pursuing other beneficial opportunities;

•	the market price of our common stock could decline to the extent that the current market price reflects a market assumption that the Acquisition will be completed; and

•	we would not realize the benefits we expect to realize from consummating the Acquisition.

We will have broad discretion to use the net proceeds from this offering if the Acquisition is not consummated.

If we do not consummate the Acquisition, we will retain broad discretion to use the net proceeds from this offering of shares of common stock for any general corporate purposes, which may include other potential acquisitions, the refinancing or repayment of debt, working capital, share repurchases or capital expenditures. In making your investment decision, you should evaluate the Company both with and without consummation of the Acquisition. See “Use of Proceeds.”

Failure to complete the Acquisition could negatively impact our stock price and our future business and financial results.

Consummation of the Acquisition is subject to customary closing conditions. If the Acquisition is not completed for any reason, our ongoing business and financial results may be adversely affected, and we will be subject to a number of risks, including the following:

•	we may be required, under certain circumstances, to pay damages to Seller in connection with a termination of the Purchase Agreement;

•	we will be required to pay certain other costs relating to the Acquisition, whether or not the Acquisition is completed, such as legal, accounting, financial advisor and printing fees; and

•

matters relating to the Acquisition (including integration planning) may require substantial commitments of time and resources by our management, whether or not the Acquisition is completed, which could otherwise have been devoted to other opportunities that may have been beneficial to us.

We may also be subject to litigation related to any failure to complete the Acquisition. If the Acquisition is not completed, these risks may materialize and may adversely affect our business, financial results and financial condition, as well as the price of our common stock, which may cause the value of your investment to decline. We cannot provide any assurance that the Acquisition will be completed, that there will not be a delay in the completion of the Acquisition or that all or any of the anticipated benefits of the Acquisition will be obtained. In the event the Acquisition is materially delayed for any reason, the price of our common stock may decline.

We may not realize the expected benefits, including synergies, of the Acquisition because of integration difficulties and other challenges.

While we expect the Acquisition to result in synergies and other financial and operational benefits, we may be unable to realize these synergies or other benefits in the timeframe that we expect or at all. The success of the Acquisition will depend, in part, on our ability to realize the anticipated benefits from integrating the Carve-Out Business with our existing businesses. The integration process may be complex, costly and time-consuming. The difficulties of integrating the operations of the Carve-Out Business include, among others:

•	failure to implement our business plan for the combined business;

•	unanticipated issues in integrating manufacturing, logistics, information, communications and other systems;

•	unanticipated changes in applicable laws and regulations;

•	failure to retain key employees;

•	failure to retain key customers;

•	operating risks inherent in the Carve-Out Business and our business;

•	the impact of any assumed legal proceedings;

•	the impact on our internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002; and

•	unanticipated issues, expenses costs, charges and liabilities related to the Acquisition.

We may not be able to maintain the levels of revenue, earnings or operating efficiency that each of Mercury and the Carve-Out Business had achieved or might achieve separately. In addition, we may not accomplish the integration of the Carve-Out Business smoothly, successfully or within the anticipated costs or timeframe. Further, we will incur implementation costs relative to these anticipated cost synergies, and our expectations with respect to integration or synergies as a result of the Acquisition may not materialize. Accordingly, you should not place undue reliance on our anticipated synergies.

We will incur significant transaction and acquisition-related costs in connection with the Acquisition.

We will incur significant costs in connection with the Acquisition. The substantial majority of these costs will be non-recurring transaction expenses and costs, which may impact our results of operations. These non-recurring costs and expenses are not included in the unaudited pro forma condensed consolidated statements of operations for the twelve months ended June 30, 2015 or the six months ended December 31, 2015. We may incur additional costs to maintain employee morale and to retain key employees. We also expect to incur significant costs related to integrating the Carve-Out Business.

The market price of our common stock may decline as a result of the Acquisition.

The market price of our common stock may decline as a result of the Acquisition if, among other things, we are unable to achieve the expected growth in earnings, or if the operational cost savings estimates in connection with the integration of the Carve-Out Business are not realized, or if the transaction costs related to the Acquisition are greater than expected, or if the financing related to the transaction is on unfavorable terms. The market price of our common stock also may decline if we do not achieve the perceived benefits of the Acquisition as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the Acquisition on our financial results is not consistent with the expectations of financial or industry analysts.

Our substantial indebtedness could materially adversely affect our financial condition and prevent us from fulfilling our obligations.

Following the Transactions, we will have a significant amount of indebtedness. As of December 31, 2015, on a pro forma basis after giving effect to the Transactions, our total indebtedness would have been approximately $200.0 million (not including approximately $5.1 million of outstanding letters of credit), and the combined company would have had unused revolving commitments of approximately $69.9 million under our new senior secured credit facilities (after giving effect to $5.1 million of outstanding letters of credit). Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. The combined company may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

In addition, increases in interest rates will increase the cost of servicing our financial instruments with exposure to interest rate risk and could materially reduce our profitability and cash flows. In December 2015, the U.S. Federal Reserve announced that it would gradually raise short-term interest rates over the next three years. As of December 31, 2015, on a pro forma basis giving effect to the Transactions, each one percentage point change in interest rates would result in an approximate $2.0 million change in the annual cash interest expense before any principal payment on our financial instruments with exposure to interest rate risk.

Additionally, there can be no assurance that the amount of indebtedness we intend to incur in connection with the Acquisition will not impact the rating of our indebtedness.

Subject to the limits contained in the credit agreement that will govern our new credit facilities, and our other debt instruments, the combined company may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If the combined company does so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences to our investors, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our debt; and if we fail to comply with these requirements, an event of default could result;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•

exposing us to the risk of increased interest rates as certain of our borrowings have variable interest rates, which could increase the cost of servicing our financial instruments and could materially reduce our profitability and cash flows;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the agreements governing our indebtedness contain and will contain restrictive covenants that limit our ability to engage in activities that may be in our long term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt. And, if we were unable to repay the amounts due and payable, the lenders under each facility could proceed against the collateral granted to them to secure that indebtedness.

If we do not complete the Transactions, our Existing Credit Agreement and Existing Revolver will remain in place. See “Description of Indebtedness” for details regarding the Existing Credit Agreement and Existing Revolver and “Unaudited Pro Forma Condensed Consolidated Financial Information” for details regarding our pro forma debt balances.

We have a significant amount, and will have an additional amount following the Acquisition, of goodwill and intangible assets on our consolidated financial statements that is subject to impairment based upon future adverse changes in our business or prospects.

At December 31, 2015, the carrying values of goodwill and identifiable intangible assets on our balance sheet were $173.7 million and $18.6 million, respectively. At December 31, 2015, on a pro forma basis after giving effect to the Acquisition, we expect to have goodwill of $366.8 million and identifiable intangible assets of $122.5 million. We evaluate indefinite lived intangible assets and goodwill for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Indefinite lived intangible assets are impaired and goodwill impairment is indicated when their book value exceeds fair value. We also review finite-lived intangible assets and long-lived assets when indications of potential impairment exist, such as a significant reduction in undiscounted cash flows associated with the assets. Should the fair value of our long-lived assets decline because of reduced operating performance, market declines, or other indicators of impairment, a charge to operations for impairment may be necessary. The value of goodwill and intangible assets from the allocation of purchase price from the Acquisition will be derived from our business operating plans and is susceptible to an adverse change in demand, input costs or general changes in our business or industry and could require an impairment charge in the future.

The historical and unaudited pro forma financial information included elsewhere in this prospectus supplement may not be representative of our combined results after the Acquisition, and accordingly, you have limited financial information on which to evaluate the combined company and your investment decision.

We and the Carve-Out Business have operated separately and will continue to do so until the Acquisition is consummated. The historical financial statements of the Carve-Out Business may be different from those that would have resulted had such businesses been operated as part of Mercury or from those that may result in the future from these businesses being operated as a part of Mercury. The pro forma financial information, which was prepared in accordance with Article 11 of the SEC’s Regulation S-X, is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Transactions been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to net assets of the Carve-Out Business. The purchase price allocation reflected in this prospectus supplement is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of the Carve-Out Business as of the date of the completion of the Acquisition. The pro forma statements of income do not reflect future non-recurring charges resulting from the Acquisition. The pro forma financial information does not reflect future events that may occur after the Acquisition, including the costs related to the planned integration of these businesses, and does not consider potential impacts of current market conditions on revenues or expense efficiencies. The pro forma financial information presented in this prospectus supplement is based in part on certain assumptions regarding the Acquisition that we believe are reasonable under the circumstances. We cannot assure you that our assumptions will prove to be accurate over time. Additionally, the pro forma financial statements included in any offering materials for a subsequent offering of securities may differ from the pro forma financial statements included in this prospectus supplement.

Risks Related to the Carve-Out Business.

The Carve-Out Business have substantially the same risks as described by the Company in Part I, Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended June 30, 2015, our Quarterly Report on Form 10-Q for the six months ended December 31, 2015 and our other reports filed from time to time with the SEC including the following risks discussed in the Annual Report on Form 10-K for the year ended June 30, 2015: “—We depend heavily on defense electronics programs that incorporate our products and services, which may be only partially funded and are subject to potential termination and reductions and delays in government spending,” “—Economic conditions could adversely affect our business, results of operations and financial condition,” “—We face other risks and uncertainties associated with defense-related contracts, which may have a material adverse effect on our business,” “—The loss of one or more of our largest customers, programs, or applications could adversely affect our results of operations,” “—If we are unable to respond adequately to our competition or to changing technology, we may lose existing customers and fail to win future business opportunities,” “—Competition from existing or new companies could cause us to experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share,” “—Our sales in the defense market could be adversely affected by the emergence of commodity-type products as acceptable substitutes for certain of our products and by uncertainty created by emerging changes in standards that may cause customers to delay purchases or seek alternative solutions,” “—If we fail to respond to commercial industry cycles in terms of our cost structure, manufacturing capacity and/or personnel need, our business could be seriously harmed,” “—Implementation of our growth strategy may not be successful, which could affect our ability to increase revenues,” “—Future acquisitions may adversely affect our financial condition,” “—We may be unable to obtain critical components from suppliers, which could disrupt or delay our ability to deliver products to our customers,” “—We are exposed to risks associated with international operations and markets,” “—We may be exposed to unfavorable currency exchange rate fluctuations, which may lead to lower operating margins, or may cause us to raise prices which could result in reduced revenues,” “—If we are unable to respond to technological developments and changing customer needs on a timely and cost-effective basis, our results of operations may be adversely affected,” “—Our products are complex, and undetected defects may increase our costs, harm our reputation with customers or lead to costly litigation,” “—We may be unsuccessful in protecting our intellectual property rights which could result in the loss of a competitive advantage,” “—If we become subject to intellectual property infringement claims, we could incur significant expenses and could be prevented from selling specific products,” “—Our need for continued investment in research and development may increase expenses and reduce our profitability,” “—Our results of operations are subject to fluctuation from period to period and may not be an accurate indication of future performance,” “—Changes in regulations could materially adversely affect us,” “—Changes in generally accepted accounting principles may adversely affect us,” “—We rely on the significant experience and specialized expertise of our senior management and engineering staff and must retain and attract qualified engineers and other highly skilled personnel in order to grow our business successfully,” “—If we experience a disaster or other business continuity problem, we may not be able to recover successfully, which could cause material financial loss, loss of human capital, regulatory actions, reputational harm, or legal liability,” “—If we are unable to continue to obtain U.S. federal government authorization regarding the export of our products, or if current or future export laws limit or otherwise restrict our business, we could be prohibited from shipping our products to certain countries, which would harm our ability to generate revenue,” “—If we suffer any data breaches involving the designs, schematics or source code for our products or other sensitive information, our business and financial results could be adversely affected,” “—We may need to invest in new information technology systems and infrastructure to scale our operations,” “—Our income tax provision and other tax liabilities may be insufficient if taxing authorities are successful in asserting tax positions that are contrary to our position. Increases in tax rates could impact our financial performance,” and “—Our profits may decrease and/or we may incur significant unanticipated costs if we do not accurately estimate the costs of fixed-price engagements.”

Risks Related to the Offering

The trading price of our common stock may continue to be volatile, which may adversely affect our business, and investors in our common stock may experience substantial losses.

Our stock price, like that of other technology companies, has been volatile. The stock market in general and technology companies in particular may continue to experience volatility. The stock prices for companies in the defense technology industry may continue to remain volatile given the uncertainty and timing of funding for defense programs. This volatility may or may not be related to our operating performance. Our operating results, from time to time, may be below the expectations of public market analysts and investors, which could have a material adverse effect on the market price of our common stock. Our low stock trading volume and microcap status could hamper existing and new shareholders from gaining a meaningful position in our stock. In addition, the continued threat of terrorism in the United States and abroad and the resulting military action and heightened security measures undertaken in response to threats may cause continued volatility in securities markets. When the market price of a stock has been volatile, holders of that stock will sometimes issue securities class action litigation against the company that issued the stock. If any shareholders were to issue a lawsuit, we could incur substantial costs defending the lawsuit. Also, the lawsuit could divert the time and attention of management.

We have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.

We have not declared or paid cash dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our common stock if the price of our common stock increases. There is no guarantee that our common stock will appreciate in value or even maintain the price at which you purchased your shares, and you may not realize a return on your investment in our common stock.

If our internal controls over financial reporting are not considered effective, our business and stock price could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate the effectiveness of our internal controls over financial reporting as of the end of each fiscal year, and to include a management report assessing the effectiveness of our internal controls over financial reporting in our annual report on Form 10-K for that fiscal year. Section 404 also requires our independent registered public accounting firm to attest to, and report on, management’s assessment of our internal controls over financial reporting.

Our management, including our chief executive officer and chief financial officer, does not expect that our internal controls over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud involving a company have been, or will be, detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become ineffective because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. We cannot assure you that we or our independent registered public accounting firm will not identify a material weakness in our internal controls in the future. A material weakness in our internal controls over financial reporting would require management and our independent registered public accounting firm to consider our internal controls as ineffective. If our internal controls over financial reporting are not considered effective, we may experience a loss of public confidence, which could have an adverse effect on our business and on the market price of our common stock.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock relies in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our common stock could decline if one or more equity analysts downgrade our common stock or if analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We may need additional capital and may not be able to raise funds on acceptable terms, if at all. In addition, any funding through the sale of additional common stock or other equity securities could result in additional dilution to our stockholders and any funding through indebtedness could restrict our operations.

We may require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new product and service launches, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible into our ordinary shares could result in additional dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of defense technology companies;

•	conditions of the United States and other capital markets in which we may seek to raise funds; and

•	our future results of operations, financial condition and cash flows.

We cannot assure that financing will be available in amounts or on terms acceptable to us, if at all. If we fail to raise additional funds, we may need to sell debt or additional equity securities or to reduce our growth to a level that can be supported by our cash flow. Without additional capital, we may not be able to:

•	further develop or enhance our customer base;

•	acquire necessary technologies, products or businesses;

•	expand operations in the United States and elsewhere;

•	hire, train and retain employees;

•	market our software solutions, services and products; or

•	respond to competitive pressures or unanticipated capital requirements.

We have not identified any specific use of the net proceeds of this offering of shares of common stock in the event the Acquisition is not completed.

Consummation of the Acquisition is subject to a number of conditions and, if the Purchase Agreement is terminated for any reason, our board of directors and management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the market price of our common stock. Because the primary purpose of this offering of shares of common stock is to provide funds to pay a portion of the consideration for the Acquisition, we have not identified a specific use for the proceeds in the event the Acquisition does not occur. Any funds received may be used by us for any corporate purpose, which may include pursuit of other business combinations, expansion of our operations, repayment of existing debt, share repurchases or other uses. The failure of our management to use the net proceeds from this offering of shares of common stock effectively could have a material adverse effect on our business and may have an adverse effect on our earnings per share.

This offering of shares of common stock is expected to be dilutive and there may be future dilution of our common stock.

Except as described under the heading “Underwriting,” we are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive common stock. As part of this offering, we expect to issue 4,500,000 shares of common stock (or up to 5,175,000 shares of common stock if the underwriters exercise their option to purchase additional shares in full). We expect that this offering will have a dilutive effect on our earnings per share. The actual amount of such dilution cannot be determined at this time and will be based on numerous factors.

Sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

THE TRANSACTIONS

The Purchase Agreement

The following summary describes material provisions of the Purchase Agreement and is subject to, and qualified in its entirety by reference to, the Purchase Agreement, a copy of which is included as an exhibit to our Current Report on Form 8-K filed with the SEC on April 4, 2016, which is incorporated by reference into this prospectus supplement. You are urged to read the Purchase Agreement carefully and in its entirety as it is the legal document governing the Acquisition.

The following summary of the Purchase Agreement has been included to provide you with information regarding the terms of the Purchase Agreement. The representations and warranties contained in the Purchase Agreement are not intended to be a source of business or operational information about Mercury or the Carve-Out Business as such representations and warranties are made as of a specified date, are tools used to allocate risk between the parties, are subject to contractual standards of knowledge and materiality and are modified or qualified by information contained in our public filings and in the disclosure schedules exchanged by the parties. Business and operational information regarding Mercury and the Carve-Out Business can be found elsewhere in this prospectus supplement, our Current Report on Form 8-K filed with the SEC on April 4, 2016, and, with respect to us, in the other public documents that we file with the SEC. See “Incorporated By Reference” in this prospectus supplement and “Where You Can Find More Information” in the accompanying base prospectus.

Summary of the Purchase Agreement

On March 23, 2016 the Company and the Seller entered into the Purchase Agreement. Upon the terms and conditions of the Purchase Agreement, the Company will purchase all of the outstanding membership interests of Microsemi LLC—RF Integrated Solutions, a Delaware limited liability company through which the Carve-Out Business is operated, resulting in the entities comprising the Carve-Out Business becoming 100% owned direct or indirect subsidiaries of Mercury.

We estimate that the funds necessary to consummate the acquisition of the Carve-Out Business, including payment of related fees and expenses, will be approximately $316.8 million in cash on a cash-free, debt-free basis, subject to working capital and other post-closing adjustments.

Our board of directors has approved and adopted the Purchase Agreement. The Acquisition is not subject to approval by our stockholders. The Purchase Agreement also has been approved by the board of directors of the Seller.

Conditions to the Completion of the Acquisition

Each party’s obligation to consummate the Acquisition is subject to the satisfaction or waiver of customary closing conditions, including the absence of an injunction or the enactment of any law that would make the Acquisition illegal and the receipt of antitrust clearance in the United States.

Mercury’s obligation to consummate the Acquisition is subject to the satisfaction or waiver of certain conditions, including:

•	the Seller having performed its covenants under the Purchase Agreement in all material respects;

•	the accuracy of the representations and warranties of the Seller contained in the Purchase Agreement;

•	all required governmental approvals have been obtained; and

•	there shall not have been any event or occurrence that has a material adverse effect (as defined) on the Carve-Out Business.

Mercury’s obligations to consummate the Acquisition are not subject to any condition related to the availability of financing.

The Seller’s obligation to consummate the Acquisition is subject to the satisfaction or waiver of certain conditions, including:

•	Mercury having performed its covenants under the Purchase Agreement in all material respects;

•	the accuracy of the representations and warranties of Mercury contained in the Purchase Agreement; and

•	the purchase price shall have been paid by Mercury in accordance with the terms of the Purchase Agreement.

Indemnification

Mercury and the Seller have agreed to indemnify each other for certain losses, subject to certain caps, baskets and threshold amounts and time limitations.

Termination of the Purchase Agreement

The Purchase Agreement may be terminated at any time prior to the effective time of the Acquisition under the following circumstances:

•	by the mutual written agreement of Mercury and the Seller;

•

by either party, if the closing shall not have occurred on or before the date that is ninety (90) days after the date of the Purchase Agreement (and if such ninetieth (90th) day is not a business day, then the next following business day) (the “End Date”);

•	by Mercury, if any of the condition in the Purchase Agreement to its obligations to complete the Acquisition shall have become incapable of being satisfied on or before the End Date; or

•	by the Seller, if any of the condition in the Purchase Agreement to its obligations to complete the Acquisition shall have become incapable of being satisfied on or before the End Date.

Transition Services Agreements and Other Agreements

Prior to or concurrently with the closing of the Acquisition, Mercury and Seller, and/or their respective affiliates, will enter into transition services agreements and certain other customary arrangements.

Financing Transactions

The following summary describes material provisions of the Commitment Letter and is subject to, and qualified in its entirety by reference to, the Commitment Letter, a copy of which is included as an exhibit to our Current Report on Form 8-K filed with the SEC on April 4, 2016, which is incorporated by reference into this prospectus supplement. You are urged to read the Commitment Letter carefully and in its entirety as it is the initial legal document governing the financing transactions.

We expect that the total cash consideration payable in connection with the Acquisition, including the payment of related fees and expenses, will be approximately $316.8 million. In addition to the net proceeds from this offering, on March 23, 2016, the Company entered into a Commitment Letter with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citibank, N.A., KeyBank National Association, KeyBanc Capital Markets Inc., SunTrust Bank and SunTrust Robinson Humphrey, Inc. (collectively, the “Commitment Parties”) pursuant to which the Commitment Parties committed to arrange and provide a $265.0 million senior secured term loan A facility and a $75.0 million revolving credit facility. If this offering is completed, the Company expects that the term loan A facility will be reduced to approximately $200.0 million. The Company expects to close the Financing substantially contemporaneously with the Acquisition. The following description contains the expected terms of the Financing, subject to certain changes in the syndication process for the Financing.

Maturity

The revolving credit facility will have a five year maturity. Subject to the amortization payments described below, the term loan A facility will have a five year maturity.

Interest Rates and Fees

Borrowings under the Financing will, at the Company’s option, bear interest at floating rates tied to LIBOR or the prime rate plus an applicable margin.

In addition to interest on the aggregate outstanding principal amounts of any borrowings, the Company will also pay a commitment fee of 0.50% per annum (subject to reductions based on the Company’s total net leverage ratio) on the unutilized commitments under the revolving credit facility.

Prepayments

The Financing will include quarterly amortization payments, beginning with 5% per annum amortization and increasing to 12.5% per annum amortization over the five year term of the term loan A facility. The Company is required to make mandatory prepayments of the term loan A facility with the proceeds of certain non-ordinary course asset sales or the proceeds of certain debt issuances. Borrowings under the Financing may be voluntarily prepaid at any time without premium or penalty, subject to customary provisions for existing LIBOR contracts.

Covenants and Events of Default

The Financing will contain customary covenants for a term loan A financing, including restrictions on the incurrence of debt, the creation of liens, the making of certain investments, the payment of dividends and the repayment of junior debt, among others. The Financing will contain customary events of default including the failure to make required payments of principal and interest, certain insolvency events and the breach of the Company’s representations and warranties or covenants, among others.

Guarantees and Security

The Guarantors will guarantee the obligations of the Company under the Financing. In connection with the Financing, the Company and the Guarantors will grant a security interest in and lien on substantially all of the assets of the Company and the Guarantors to secure the obligations of the Company under the Financing. The security interest granted by the Company and the Guarantors will be a first-priority perfected security interest, subject to customary permitted liens.

Dilution in Percentage Ownership of Mercury Systems, Inc. following the Acquisition

Mercury plans to issue 4,500,000 shares of Mercury Systems, Inc. common stock in the offering in order to fund, in part, the Acquisition, plus additional shares if the underwriters exercise their option to purchase additional shares, in whole or in part. The shareholders of Mercury will hold the same number of shares of common stock that they held prior to the equity issuance, however, because Mercury is issuing new shares of its common stock, each outstanding share of common stock held prior to the issuance will represent a smaller percentage of the total number of shares of Mercury outstanding after the issuance. See “Risk Factors—Risks Related to the Offering.”

Board of Directors and Management of Mercury Systems, Inc. After the Acquisition

The directors and officers of Mercury immediately prior to the effective time of the Acquisition will continue to be directors and officers of Mercury after the Acquisition.

USE OF PROCEEDS

We estimate that the gross proceeds from the sale of our common stock in this offering will be approximately $86.6 million (or approximately $99.6 million if the underwriters exercise their option to purchase additional shares with respect to the offering in full) excluding underwriting discounts and commissions of the offering. We intend to use the net proceeds from this offering to finance a portion of the Acquisition and pay related expenses and for general corporate purposes. If the Acquisition is not completed, the shares will remain outstanding and we will use the proceeds of this offering for general corporate purposes, which may include other potential acquisitions, the refinancing or repayment of debt, working capital, share repurchases or capital expenditures.

We expect to use the net proceeds of this offering together with available cash on hand and borrowings under the term loan A facility to fund the cash consideration in connection with the Acquisition, including the payment of related fees and expenses, and for general corporate purposes.

We expect that the total cash consideration payable in connection with the Acquisition, including the payment of related fees and expenses, will be approximately $316.8 million. Pending closing of the Acquisition, we intend to use the net proceeds from this offering to invest in interest-bearing accounts and short-term, interest-bearing securities.

This offering is not conditioned upon the successful completion of the Acquisition or any other potential source of financing. Accordingly, even if the Acquisition or other financing transactions to not occur, the shares of our common stock sold in this offering will remain outstanding, and we will not have any obligation to offer to repurchase any or all of the shares of common stock sold in this offering.

MARKET PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on the NASDAQ Global Select Market under the symbol “MRCY”. The following table sets forth, for the fiscal periods indicated, the high and low sale prices per share for our common stock during such periods. Such market quotations reflect inter-dealer prices without retail markup, markdown or commission.

	High	Low
2016 Fourth quarter(1)	$21.11	$18.98
Third quarter	$20.55	$15.67
Second quarter	$19.99	$15.52
First quarter	$16.44	$13.56
2015 Fourth quarter	$15.94	$13.37
Third quarter	$17.59	$12.76
Second quarter	$14.43	$10.61
First quarter	$12.34	$10.47
2014 Fourth quarter	$14.40	$11.09
Third quarter	$13.40	$10.25
Second quarter	$11.22	$8.42
First quarter	$10.47	$8.48
2013 Fourth quarter	$9.67	$7.13
Third quarter	$9.49	$6.76
Second quarter	$10.49	$7.50
First quarter	$13.02	$8.51

(1)	The closing sales price of our common stock on April 7, 2016, as reported on the NASDAQ Global Select Market, was $19.60 per share. On April 1, 2016, there were approximately 278 shareholders including record and nominee holders of our common stock.

Dividend Policy

We have never declared or paid cash dividends on shares of our common stock. We currently intend to retain any earnings for future growth. Accordingly, we do not anticipate that any cash dividends will be declared or paid on our common stock in the foreseeable future.

In the six months ended December 31, 2015, we retired $4.1 million of our common stock in connection with the vesting of employee restricted shares during such period. During fiscal years 2015 we retired $0.9 million of our common stock in connection with the vesting of employee restricted shares. No shares were retired during fiscal years 2014 and 2013 in connection with the vesting of employee restricted shares.

(1)	Fourth quarter of 2016 reflects the high and low sales through April 7 , 2016.

CAPITALIZATION

The below table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2015 on (i) an actual basis, (ii) an as adjusted basis after giving effect to this offering of shares of common stock, after deducting the underwriting discount and estimated offering expenses, and assuming no exercise of the underwriters’ option to purchase additional shares and (iii) an as adjusted pro forma basis after giving effect to:

•

our estimated net proceeds from this offering of shares of common stock, after deducting the underwriting discount and estimated offering expenses, and assuming no exercise of the underwriters’ option to purchase additional shares;

•	$200.0 million draw of the term loan A facility in connection with the Financing;

•	the use of proceeds from this offering of shares of common stock, and borrowings from our term loan A facility to consummate the Acquisition; and

•

the consummation of the Acquisition as if it had occurred on December 31, 2015, including the pro forma adjustments as outlined in the notes to the unaudited pro forma condensed consolidated financial statements included in this prospectus supplement.

We have estimated that the gross proceeds of this offering, without giving effect to the underwriters’ option to purchase additional shares, excluding the estimated underwriting discount will be approximately $86.6 million.

You should read this table in conjunction with “Prospectus Supplement Summary—Sources and Uses,” “Use of Proceeds,” “The Transactions,” and “Selected Historical Financial Data of the Company,” in this prospectus supplement and our consolidated financial statements and the related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in our Annual Report on Form 10-K for the fiscal year ended June 30, 2015 and our Quarterly Report on Form 10-Q for the period ended December 31, 2015, both of which are incorporated by reference into this prospectus supplement and the accompanying base prospectus.

	At December 31, 2015
(in thousands)	Actual	As adjusted	Pro forma as adjusted
Cash and cash equivalents	$81,554	$163,631	$51,391

Long-term debt, including current portion:
Existing Revolving Credit facility	$—	$—	$—
Term Loan A Facility	—	—	198,300

Total long-term debt, including current portion	—	—	198,300
Shareholders’ equity:
Preferred stock, $0.01 par value; 1,000,000 shares authorized; no shares issued or outstanding	—	—	—
Common stock; $0.01 par value; 85,000,000 shares authorized; 33,240,461 shares issued and outstanding actual, and 37,740,461 shares issued and outstanding as adjusted and pro forma as adjusted	332	377	377
Additional paid in capital	259,140	338,582	338,582
Retained earnings	101,221	101,221	100,306
Accumulated other comprehensive income	765	765	765

Total shareholders’ equity	361,458	440,945	440,030

Total capitalization	$361,458	$440,945	$638,330

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On March 23, 2016, we entered into a definitive Purchase Agreement with Seller, pursuant to which Mercury Systems, Inc. will purchase all of the outstanding equity interests of Microsemi LLC—RF Integrated Solutions and its subsidiaries through which the Carve-Out Business is operated, resulting in the entities comprising the Carve-Out Business becoming our 100% owned direct or indirect subsidiaries. For purposes of this prospectus supplement, the Acquisition was accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, “Business Combinations,” which we refer to as ASC 805. We estimate that the funds necessary to consummate the Acquisition will be approximately $300.0 million in cash on a cash-free, debt-free basis, subject to working capital and other post-closing adjustments and the total amount including payment of related fees and expenses will be approximately $316.8 million. Consummation of the Acquisition is subject to customary closing conditions. We intend to finance the acquisition of the Carve-Out Business through this offering of shares of common stock, with the balance funded under our term loan A facility with a total committed facility of up to $265.0 million and cash on hand. Accordingly, the purchase price and the related transaction expenses and fees are collectively expected to be $316.8 million and are expected to be funded by $86.6 million in gross proceeds from the sale of common stock, $200.0 million in gross proceeds from the term loan A facility, and $30.2 million of cash on hand. The consummation of this offering of shares of common stock is not conditioned upon the closing of the Acquisition. In addition, there can be no assurance that the Transactions will be consummated under the terms contemplated or at all.

This unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X and is not intended to indicate the results that would actually have been achieved had the Transactions been completed on the assumed date for the periods presented.

The unaudited pro forma condensed consolidated statement of operations for the fiscal year ended June 30, 2015 gives effect to the Transactions as if they had occurred on July 1, 2014, combines the historical results of Mercury for its fiscal year ended June 30, 2015, the historical results of the Carve-Out Business for its fiscal year ended September 27, 2015, and reflects pro forma adjustments that are expected to have a continuing impact on the combined results.

The historical results of Mercury were derived from its audited consolidated statement of operations included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2015 and incorporated by reference herein. The historical results of the Carve-Out Business were derived from its audited consolidated statements of operations and comprehensive income for its fiscal year ended September 27, 2015, included in the Current Report on Form 8-K filed on April 4, 2016 and incorporated by reference herein.

The unaudited pro forma condensed consolidated statement of operations for the six-month period ended December 31, 2015 gives effect to the Transactions as if they had occurred on July 1, 2014, combines the historical results of Mercury for the six months ended December 31, 2015 and the Carve-Out Business for its six months ended January 3, 2016, and reflects pro forma adjustments that are expected to have a continuing impact on the combined results.

The historical results of Mercury were derived from its unaudited consolidated statement of operations included in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015 and incorporated by reference herein. The historical results of the Carve-Out Business were derived from its unaudited consolidated statements of operations and comprehensive income for the relevant periods within its fiscal year 2016, as well as the audited financial statements filed as an exhibit to Mercury’s Current Report on Form 8-K filed on April 4, 2016 and incorporated by reference herein.

The unaudited pro forma condensed consolidated balance sheet data at December 31, 2015 gives effect to the Transactions as if they occurred on such date and combines the historical balance sheets of Mercury as of

December 31, 2015 and the Carve-Out Business as of January 3, 2016. The Mercury balance sheet information was derived from its unaudited consolidated balance sheet included in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015 and incorporated by reference herein. The Carve-Out Business balance sheet information was derived from its unaudited condensed consolidated balance sheet as of January 3, 2016 filed as an exhibit to Mercury’s Form 8-K filed on April 4, 2016 and incorporated by reference herein.

The Carve-Out Business was not operating as a separate legal entity within Seller. Accordingly, its financial statements have been prepared on a carve-out basis. The carve-out financial statements have been derived from the consolidated financial statements and accounting records of Seller, using the historical results of operations and historical bases of assets and liabilities which comprise Carve-Out Business. The carve-out financial statements also include allocations of certain Seller-shared expenses. Seller’s management believes the assumptions and methodologies underlying the allocation of shared expenses from Seller are reasonable in depicting Carve-Out Business on a carve-out basis; however, such expenses may not be indicative of the actual level of expense that would have been incurred by the Carve-Out Business if it had operated as a stand-alone entity or of the costs expected to be incurred in the future. As such, the carve-out financial statements included in this prospectus supplement may not necessarily reflect the Carve-Out Business’ results of operations, financial position or cash flows in the future or what its results of operations, financial position or cash flows would have been had the Carve-Out Business been a stand-alone entity during the periods presented.

The unaudited pro forma condensed consolidated financial statements have been prepared by Mercury’s management and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had Mercury and the Carve-Out Business been a combined company during the periods presented. The pro forma adjustments are based on the preliminary assumptions and information available at the time of the preparation of this prospectus supplement, and such assumptions are subject to change.

The unaudited pro forma condensed consolidated statements of operations exclude certain non-recurring charges that have been or will be incurred in connection with the Transactions, including certain expenses related to the Transactions, including financing and professional fees of both Mercury and the Carve-Out Business. These expenses are expected to total approximately $16.8 million.

The unaudited pro forma data should be read in conjunction with the information contained in “Capitalization,” “Selected Historical Financial Data of the Company,” and “Selected Historical Financial Data of the Carve-Out Business” included herein and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Mercury,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Carve-Out Business” incorporated by reference herein, the historical consolidated financial statements of Mercury included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2015 and incorporated by reference herein, the historical unaudited consolidated financial statements of Mercury included in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015 and incorporated by reference herein, the historical audited consolidated financial statements of the Carve-Out Business for the fiscal years ended September 27, 2015, September 28, 2014 and September 29, 2013 and incorporated by reference herein, and the historical unaudited condensed consolidated financial statements of the Carve-Out Business for the three months ended January 3, 2016 and December 28, 2014, incorporated by reference herein.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only. It is not necessarily indicative of what our financial position or results of operations actually would have been had we completed the Transactions at the date indicated, nor does it purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed consolidated statement of operations does not reflect any revenue or cost savings from synergies that may be achieved with respect to the combined companies, or the impact of non-recurring items directly related to the Acquisition and related financing.

MERCURY SYSTEMS, INC.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2015

(In thousands)

(UNAUDITED)

	Mercury Systems, Inc.	Carve-Out Business as of January 3, 2016	Pro Forma Adjustments	Adjustment	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$81,554	$—	$(22,872)	A,B,C,D	$58,682
Accounts receivable, net	35,468	22,873	—		58,341
Unbilled receivables and costs in excess of billings	24,645	—	—		24,645
Inventory	36,707	22,780	2,500	A	61,987
Other current assets	20,604	3,397	1,222	A,H	25,223

Total current assets	198,978	49,050	(19,150)		228,878
Property and equipment, net	13,324	10,850	—		24,174
Goodwill	173,749	75,613	93,293	A	342,655
Intangible assets, net	18,608	11,412	92,488	A	122,508
Other non-current assets	3,433	1,831	6,425	C	11,689

Total assets	$408,092	$148,756	$173,056		$729,904

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$11,858	$5,932	$—		$17,790
Current portion of long-term debt	—	—	—		—
Other current liabilities	29,534	1,580	—		31,114

Total current liabilities	41,392	7,512	—		48,904
Long-term debt, less current portion	—	—	198,300	C	198,300
Other non-current liabilities	5,242	3,686	26,451	A	35,379

Total liabilities	46,634	11,198	224,751		282,583

Shareholders’ equity:
Preferred stock	—	—	—		—
Common stock	332	—	45	D	377
Additional paid-in capital	259,140	137,558	(50,825)	D	345,873
Retained earnings	101,221	—	(915)	B,H	100,306
Accumulated other comprehensive income	765	—	—		765

Total shareholders’ equity	361,458	137,558	(51,695)		447,321

Total liabilities and shareholders’ equity	$408,092	$148,756	$173,056		$729,904

MERCURY SYSTEMS, INC.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2015

(In thousands except per share amounts)

(UNAUDITED)

	Mercury Systems, Inc.	Carve-Out Business	Pro Forma Adjustments	Adjustment	Pro Forma Combined
Net revenues	$118,826	$49,670	$—		$168,496
Cost of revenues	62,719	26,085	51	I	88,855

Gross margin	56,107	23,585	(51)		79,641
Operating expenses:
Selling, general and administrative	24,709	4,445	4,721	I	33,875
Research and development	15,777	5,339	767	I	21,883
Amortization of intangible assets	3,351	2,791	2,939	E	9,081
Allocated costs	—	5,539	(5,539)	I	—
Other operating expenses	2,770	—	—		2,770

Total operating expenses	46,607	18,114	2,888		67,609

Income from operations	9,500	5,471	(2,939)		12,032
Other income, net	197	—	(4,425)	C,F	(4,228)

Income from continuing operations before income taxes	9,697	5,471	(7,364)		7,804
Tax provision	2,944	1,865	(2,622)	H	2,187

Income from continuing operations	$6,753	$3,606	$(4,742)		$5,617

Per share income from continuing operations:
Basic	$0.20				$0.15

Diluted	$0.20				$0.15

Weighted-average shares outstanding:
Basic	33,047		4,500	D,G	37,547

Diluted	33,819		4,500	D,G	38,319

MERCURY SYSTEMS, INC.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2015

(In thousands except per share amounts)

(UNAUDITED)

	Mercury Systems, Inc.	Carve-Out Business	Pro Forma Adjustments	Adjustment	Pro Forma Combined
Net revenues	$234,847	$99,445	$—		$334,292
Cost of revenues	124,628	52,183	95	I	176,906

Gross margin	110,219	47,262	(95)		157,386
Operating expenses:
Selling, general and administrative	49,010	9,238	7,528	I	65,776
Research and development	32,554	10,204	1,397	I	44,155
Amortization of intangible assets	7,008	8,011	3,447	E	18,466
Allocated costs	—	9,020	(9,020)	I	—
Other operating expenses	3,292	355	—		3,647

Total operating expenses	91,864	36,828	3,352		132,044

Income from operations	18,355	10,434	(3,447)		25,342
Other income, net	440	52	(8,788)	C,F	(8,296)

Income from continuing operations before income taxes	18,795	10,486	(12,235)		17,046
Tax provision	4,366	4,095	(4,795)	H	3,666

Income from continuing operations	$14,429	$6,391	$(7,440)		$13,380

Per share income from continuing operations:
Basic	$0.45				$0.37

Diluted	$0.44				$0.36

Weighted-average shares outstanding:
Basic	32,114		4,500	D,G	36,614

Diluted	32,939		4,500	D,G	37,439

Adjustment A—Preliminary Purchase Price Adjustment

The purchase price for the Acquisition is approximately $300.0 million, payable at closing and is subject to working capital and other adjustments. The purchase price of $300.0 million has been allocated to the assets acquired and the liabilities assumed on a preliminary basis as follows:

(in thousands)
Accounts receivable	$22,873
Inventory	25,280
Property, plant and equipment	10,850
Other current and non-current assets	5,840
Intangible assets	103,900
Goodwill	168,906

Total assets acquired	337,649
Accounts payable and accrued expenses	(7,512)
Other non-current liabilities	(3,686)
Deferred tax liability	(26,451)

Total purchase price	$300,000

We have allocated approximately $103.9 million to intangible assets (see Adjustment E), and assigned estimated economic lives with averages ranging from 3 years to 11.2 years. The determination of the preliminary fair value was primarily based upon historical intangible asset valuations in comparison to the purchase price for prior acquisitions. This value will be adjusted upon completion of the valuation analysis. The determination of useful life was also based upon historical experience. The estimated amortization expense for these acquired intangible assets included in the unaudited pro forma condensed consolidated statements of operations is approximately $5.7 million and $11.5 million, using straight line amortization, for the six months ended December 31, 2015 and the twelve months ended June 30, 2015, respectively.

Inventories reflect an adjustment of $2.5 million, versus its historical carrying value, to record the inventory at its estimated fair value. This amount is recorded in the December 31, 2015 unaudited pro forma condensed consolidated balance sheet. The increased inventory will temporarily increase our cost of revenues after closing and therefore it is considered non-recurring and is not included in the unaudited pro forma condensed consolidated statements of operations for the six months ended December 31, 2015 and the twelve months ended June 30, 2015.

Property, plant and equipment’s estimated fair market value reflects its book value. Total depreciation expense on the property, plant and equipment was approximately $1.5 million for the six months ended December 31, 2015 and $3.2 million for the twelve months ended June 30, 2015.

A preliminary deferred tax liability of $26.5 million has been recognized in accordance with accounting for income taxes. The amount primarily relates to the tax effect of the acquired intangible assets of $103.9 million and the tax effect on the difference between values assigned and the estimated tax basis of other assets and liabilities acquired.

The acquisition date fair value of the consideration to be transferred totaled approximately $300.0 million, consists of the following:

(in thousands)
Term loan A	$200,000
Equity-assumed proceeds from this offering	94,320
Cash on hand	22,872

Total source of funds	317,192
Estimated fees and expenses	(17,192)

Total purchase price	$300,000

Adjustment B—Transaction-Related Expenses

Adjustment records $1.5 million decrease to cash and retained earnings associated with gross estimated transaction-related fees and expenses that will be charged to expense upon closing of the Acquisition.

Adjustment C—Debt Issuance and Deferred Financing Costs

Adjustment records decreases to cash and long-term debt of $1.7 million from debt issuance costs associated with the issuance of $200.0 million of long term debt, and increases to other assets and decreases to cash for $6.4 million of deferred financing costs associated with the issuance of debt. Debt issuance costs offset long-term debt and amortize as non-cash interest expense over the five year term of the bank term loan A. Deferred financing costs are deferred and amortized as non-cash interest expense over the five year term of the bank term loan A. The pro forma non-cash interest expense adjustments for these costs were $0.8 million and $1.7 million for the six months ended December 31, 2015 and twelve months ended June 30, 2015, respectively.

Adjustment D—Equity Offering

For purposes of this unaudited pro forma condensed consolidated financial information, we have assumed the issuance of approximately $89.4 million in common stock in a public offering (net of underwriting fees of approximately $4.9 million) to fund a portion of the purchase price. Net proceeds were calculated based on 4,500,000 shares to be issued and an assumed offering price of $20.96 per share (the closing price of Mercury’s stock on April 1, 2016) and an assumed underwriting discount of 5.25%. The gross proceeds and proceeds net of underwriting discount will vary to the extent the actual price for the common shares in the offering is higher or lower than the assumed $20.96 price per share.

Based on the sale of 4,500,000 shares and public offering price of $19.25 per share in the offering, the gross proceeds from the offering are expected to be $86.6 million, and the proceeds net of underwriting discount are expected to be $82.1 million, in each case assuming no exercise of the underwriters’ over-allotment option.

We expect to incur additional costs in connection with the issuance of common stock of approximately $2.6 million. These figures assume that the 15% overallotment allocation exercisable in connection with the offering is not exercised. If the overallotment allocation is exercised, we would use less cash on hand to fund the Acquisition. These costs have been recorded as a reduction to additional paid in capital and cash of $7.5 million on the unaudited pro forma condensed consolidated balance sheet.

Adjustment E—Amortization of Intangibles

Adjustment records the net effect of additional amortization expense for intangible assets acquired from Carve-Out Business at fair value:

(in thousands, except weighted average live information)	Intangible Amount Fair Value	Pro Forma Amortization Expense Year Ended June 30, 2015	Pro Forma Amortization Expense Six Months Ended December 31, 2015	Weighted Average Lives (Years)
Customer relationships	$64,700	$5,777	$2,888	11.2
Backlog	$2,800	933	467	3.0
Trademarks / trade names	$400	133	67	3.0
Developed technology	$36,000	4,615	2,308	7.8

Subtotal		11,458	5,730
Less original intangible amortization expense included in the historical financial statements of the Carve-Out Business		(8,011)	(2,791)

Net amortization expense		$3,447	$2,939

Adjustment F—Interest Expense on Debt Financing

Adjustment anticipates the completion of a debt financing at the time the Acquisition closes in the amount of $200.0 million through a bank term loan A with an assumed interest rate of 3.63% (based on 3-month LIBOR rate on April 1, 2016) and a five year term. The actual rates of interest can change from those assumed. If the actual rates were to increase or decrease by 0.125% from those assumed, then pro forma interest expense could increase or decrease by approximately $0.2 million per year. The pro forma interest expense adjustments were $3.6 million and $7.1 million for the six months ended December 31, 2015 and twelve months ended June 30, 2015, respectively.

Adjustment G—Weighted Average Shares

Adjustment records the anticipated increase in weighted average shares from equity offering to fund the Acquisition:

(in thousands)	Historic Twelve Months Ended June 30, 2015	Pro Forma Adjustments	Pro Forma Twelve Months Ended June 30, 2015
Weighted number of common shares—basic	32,114	4,500	36,614
Effect of dilutive equity instruments	825	—	825

Weighted number of common shares—diluted	32,939	4,500	37,439

(in thousands)	Historic Six Months Ended December 31, 2015	Pro Forma Adjustments	Pro Forma Six Months Ended December 31, 2015
Weighted number of common shares—basic	33,047	4,500	37,547
Effect of dilutive equity instruments	772	—	772

Weighted number of common shares—diluted	33,819	4,500	38,319

Adjustment H—Income Taxes

In the unaudited condensed consolidated pro forma balance sheet, the impact of pro forma adjustments increase deferred tax liabilities and goodwill by approximately $26.5 million, primarily related to the tax effect of acquired intangible assets, and increase current prepaid taxes and retained earnings by $0.6 million related to the tax impact of transaction costs. We expect that the Acquisition will result in approximately $25.0 million of goodwill that is deductible for tax purposes.

In the unaudited condensed consolidated pro forma statement of operations, an adjustment records the applicable tax provision on the pro forma adjustments presented. The pro forma adjustments pertain primarily to U.S. tax jurisdictions, and are subject to a 40% combined tax rate. These adjustments reduce income tax expense by $2.6 million and $4.8 million for the six months ended December 31, 2015 and twelve months ended June 30, 2015, respectively. The acquisition of the Carve-Out Business includes approximately $21.0 million of expected transaction tax benefits. These benefits relate to the tax deductibility of certain intangible assets and goodwill allocated from the purchase price. The estimated value of deductible intangible assets and goodwill for tax purposes are approximately $51.4 million over 15 years.

Adjustment I—Allocated Cost

Adjustment presents the Carve-Out Business’ allocated costs to their functional cost and expense categories as follows:

	Operating Expenses Six Months Ended December 31, 2015	Operating Expenses Year Ended June 30, 2015
Cost of revenues	$51	$95
Sales, general and administrative	4,721	7,528
Research and development	767	1,397

	5,539	$9,020
less:
Allocated costs	(5,539)	(9,020)

Total	$—	$—

SELECTED HISTORICAL FINANCIAL DATA OF THE COMPANY

The following historical financial statement data was derived from our audited consolidated financial statements for the years ended June 30, 2015, 2014, 2013, 2012, and 2011 and our consolidated financial statements for the six months ended December 31, 2015 and 2014, which have not been audited, but contain all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods. This information is only summary in form, and the selected financial data below should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015, Annual Report on Form 10-K for the year ended June 30, 2015, and our consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement and the accompanying base prospectus.

	Six months ended December 31,		Year ended June 30,
(in thousands, except per share amounts)	2015	2014	2015	2014	2013	2012	2011
Net revenues	$118,826	$111,150	$234,847	$208,729	$194,231	$237,070	$228,710
Cost of revenues	62,719	60,116	124,628	113,985	116,073	103,262	98,811

Gross margin	56,107	51,034	110,219	94,744	78,158	133,808	129,899
Operating expenses:
Selling, general and administrative	24,709	24,967	49,010	53,685	54,764	55,625	57,868
Research and development	15,777	15,846	32,554	35,693	32,604	45,984	44,500
Amortization of intangible assets	3,351	3,524	7,008	7,328	8,222	3,551	1,984
Restructuring and other charges	559	2,430	3,175	5,443	7,060	2,712	—
Impairment of long-lived assets	231	—	—	—	—	—	150
Acquisition costs and other related expenses	1,980	—	117	—	318	1,219	412
Change in the fair value of the liability related to the LNX earn-out	—	—	—	—	—	(4,938)	—

Total operating expenses	46,607	46,767	91,864	102,149	102,968	104,153	104,914

Income (loss) from operations	9,500	4,267	18,355	(7,405)	(24,810)	29,655	24,985
Interest income	50	7	21	9	7	13	34
Interest expense	(7)	(16)	(34)	(49)	(38)	(40)	(79)
Other income, net	154	392	453	1,532	558	1,686	1,562

Income (loss) from continuing operations before income taxes	9,697	4,650	18,795	(5,913)	(24,283)	31,314	26,502
Tax provision (benefit)	2,944	1,047	4,366	(1,841)	(10,501)	8,991	8,060

Income (loss) from continuing operations	6,753	3,603	14,429	(4,072)	(13,782)	22,323	18,442
Loss from discontinued operations, net of taxes	—	(2,839)	(4,060)	(7,353)	574	296	—

Net income (loss)	$6,753	$764	$10,369	$(11,425)	$(13,208)	$22,619	$18,442

Basic net earnings (loss) per share:
Income from continuing operations	$0.20	$0.11	$0.45	$(0.13)	$(0.46)	$0.76	$0.73
Loss from discontinued operations, net of income taxes	—	(0.09)	(0.13)	(0.24)	0.02	0.01	—

Net income	$0.20	$0.02	$0.32	$0.37	$0.44	$0.77	$0.73

Diluted net earnings (loss) per share:
Income from continuing operations	$0.20	$0.11	$0.44	$(0.13)	$(0.46)	$0.74	$0.70
Loss from discontinued operations, net of income taxes	—	(0.09)	(0.13)	(0.24)	0.02	0.01	—

Net income	$0.20	$0.02	$0.31	$(0.37)	$(0.44)	$0.75	$0.70

Weighted-average shares outstanding:
Basic	33,047	31,880	32,114	31,000	30,128	29,477	25,322

Diluted	33,819	32,720	32,939	31,000	30,128	30,085	26,209

	Six months ended December 31,		Year ended June 30,
(in thousands, except per share amounts)	2015	2014	2015	2014	2013	2012	2011
Other data:
Net cash provided by (used in):
Operating activities	$17,478	$10,406	$32,207	$14,241	$(1,871)	$31,869	$31,474
Investing activities	$(13,105)	$2,122	$(5,598)	$(6,720)	$(71,091)	$(80,802)	$(22,683)
Financing activities	$(468)	$1,529	$3,905	$742	$(3,669)	$1,975	$97,800
Depreciation and amortization	$6,559	$7,150	$13,840	$15,608	$17,209	$11,658	$8,348
Capital expenditures	$(3,156)	$(2,123)	$(5,984)	$(6,701)	$(3,880)	$(9,427)	$(8,825)
Balance sheet data (at end of period):
Working capital	$157,586	$139,578	$154,879	$127,375	$115,483	$170,761	$203,978
Total assets	$408,092	$385,367	$389,988	$373,712	$374,431	$385,606	$355,562
Long-term obligations	$5,242	$11,694	$6,565	$13,635	$15,112	$15,560	$17,920
Total stockholders’ equity	$361,458	$334,216	$350,138	$327,147	$328,501	$333,104	$301,436

SELECTED HISTORICAL FINANCIAL DATA OF THE CARVE-OUT BUSINESS

The following table sets forth the summary historical financial data as of and for the periods indicated for the Carve-Out Business. The summary historical consolidated financial data for the fiscal years ended September 27, 2015, September 28, 2014, and September 29, 2013 have been derived from the audited carve-out financial statements of the Carve-Out Business for such periods. The summary historical financial data as of January 3, 2016 and for the three months ended January 3, 2016 and December 28, 2014 have been derived from the unaudited carve-out financial statements of the Carve-Out Business for such periods, which contain all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of the Carve-Out Business’ financial position and results of operations for the periods presented. Results of interim periods are not necessarily indicative of the results expected for the full year or for future periods.

The Carve-Out Business was not operating as a separate legal entity within the Seller. Accordingly, its financial statements have been prepared on a carve-out basis. The carve-out financial statements have been derived from the consolidated financial statements and accounting records of Seller, using the historical results of operations and historical bases of assets and liabilities which comprise the Carve-Out Business. The carve-out financial statements also include allocations of certain Seller-shared expenses. Seller management believes the assumptions and methodologies underlying the allocation of shared expenses from Seller are reasonable in depicting the Carve-Out Business on a carve-out basis; however, such expenses may not be indicative of the actual level of expense that would have been incurred by the Carve-Out Business if it had operated as an independent company or of the costs expected to be incurred in the future. As such, the carve-out financial statements included in this prospectus supplement may not necessarily reflect the Carve-Out Business’ results of operations, financial position or cash flows in the future or what its results of operations, financial position or cash flows would have been had the Carve-Out Business been a stand-alone entity during the periods presented.

This information is only summary in form, and the selected financial data below should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Carve-Out Business” and the Carve-Out Business’ audited consolidated financial statements and the related notes thereto and the unaudited interim financial statements and the related notes thereto filed as Exhibits 99.6, 99.2, and 99.3, respectively to Mercury’s Current Report on Form 8-K as filed with the SEC on April 4, 2016.

	Three months ended		Year ended
(in thousands)	January 3, 2016	December 28, 2014	September 27, 2015	September 28, 2014	September 29, 2013
Net revenues	$24,976	$25,240	$99,445	$87,209	$93,623
Costs and expenses:
Cost of revenues	12,375	13,022	52,183	51,945	54,850
Selling, general and administrative	2,439	2,316	9,238	11,891	13,474
Research and development	2,655	2,443	10,204	10,890	13,166
Amortization of intangible assets	1,394	2,404	8,011	10,828	10,861
Allocated costs(1)(2)	2,744	2,255	9,020	6,389	5,440
Restructuring and other charges	—	259	355	1,059	1,073

Total costs and operating expenses(2)	21,607	22,699	89,011	93,002	98,864

Income (loss) from operations	3,369	2,541	10,434	(5,793)	(5,241)
Other income (expense), net	—	6	52	—	(212)

Income (loss) before income taxes	3,369	2,547	10,486	(5,793)	(5,453)
Tax provision (benefit)	1,044	995	4,095	(2,734)	(2,211)

Net income (loss)(2)	$2,325	$1,552	$6,391	$(3,059)	$(3,242)

	Three months ended		Year ended
(in thousands)	January 3, 2016	December 28, 2014	September 27, 2015	September 28, 2014	September 29, 2013
Other data:
Net cash provided by (used in):
Operating activities	$5,762	$2,981	$13,537	$6,223	$9,215
Investing activities	$(655)	$(392)	$(1,866)	$(1,860)	$(5,168)
Financing activities	$(5,107)	$(2,589)	$(11,671)	$(4,363)	$(4,047)
Depreciation and amortization	$2,104	$3,281	$11,274	$14,275	$14,788
Capital expenditures	$(655)	$(392)	$(1,866)	$(1,860)	$(5,168)
Balance sheet data (at end of period):
Working capital	$41,538		$44,426	$41,103
Total assets	$148,756		$154,045	$159,613
Long-term obligations	$3,686		$3,858	$6,472
Invested equity	$137,558		$139,977	$143,844

(1)	Allocated costs of the Carve-Out Business pertain to the below noted functional cost areas. These functional cost areas are reflected for the periods presented in the pro forma condensed consolidated statements of operations, consistent with the presentation of Mercury’s financial information.

	Three months ended		Year ended
(in thousands)	January 3, 2016	December 28, 2014	September 27, 2015	September 28, 2014	September 29, 2013
Allocated Costs
Selling, general and administrative	$2,229	$1,741	$6,834	$4,062	$2,956
Research and development	152	152	608	192	232
Stock-based compensation	363	362	1,578	2,135	2,252

Total Allocated Costs	$2,744	$2,255	$9,020	$6,389	$5,440

(2)	Includes $1.6 million and $1.2 million of allocated indirect corporate costs from Seller that Mercury expects will not be required or continue upon the consummation of the Acquisition, for the three month periods ended January 3, 2016 and December 28, 2014, respectively. Includes $4.2 million, $1.4 million and $0.5 million of allocated indirect corporate costs from Seller that Mercury expects will not be required or continue upon the consummation of the Acquisition, for the fiscal years ended September 27, 2015, September 28, 2014 and September 29, 2013, respectively.

DESCRIPTION OF INDEBTEDNESS

The following is a summary of certain provisions of the documents evidencing our material indebtedness. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the agreements governing such indebtedness, including the definitions of certain terms referred to herein.

New Term Loan A Facility and Revolving Credit Facility

The following description contains the expected terms of the Financing, subject to certain changes in the syndication process for the Financing.

On March 23, 2016, the Company entered into a Commitment Letter with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citibank, N.A., KeyBank National Association, KeyBanc Capital Markets Inc., SunTrust Bank and SunTrust Robinson Humphrey, Inc. (collectively, the “Commitment Parties”) pursuant to which the Commitment Parties committed to arrange and provide a $265.0 million senior secured term loan A facility and a $75.0 million revolving credit facility. If this offering is completed the Company expects that the term loan A facility will be reduced to approximately $200.0 million. The Company expects to close the Financing substantially contemporaneously with the Acquisition.

Maturity

The revolving credit facility will have a five year maturity. Subject to the amortization payments described below, the term loan A facility will have a five year maturity.

Interest Rates and Fees

Borrowings under the Financing will, at the Company’s option, bear interest at floating rates tied to LIBOR or the prime rate plus an applicable margin.

In addition to interest on the aggregate outstanding principal amounts of any borrowings, the Company will also pay a commitment fee of 0.50% per annum (subject to reductions based on the Company’s total net leverage ratio) on the unutilized commitments under the revolving credit facility.

Prepayments

The Financing will include quarterly amortization payments, beginning with 5% per annum amortization and increasing to 12.5% per annum amortization over the five year term of the term loan A facility. The Company is required to make mandatory prepayments of the term loan A facility with the proceeds of certain non-ordinary course asset sales or the proceeds of certain debt issuances. Borrowings under the Financing may be voluntarily prepaid at any time without premium or penalty, subject to customary provisions for existing LIBOR contracts.

Covenants and Events of Default

The Financing will contain customary covenants for a term loan A financing, including restrictions on the incurrence of debt, the creation of liens, the making of certain investments, the payment of dividends and the repayment of junior debt, among others. The Financing will contain customary events of default including the failure to make required payments of principal and interest, certain insolvency events and the breach of the Company’s representations and warranties or covenants, among others.

Guarantees and Security

The Guarantors will guarantee the obligations of the Company under the Financing. In connection with the Financing, the Company and the Guarantors will grant a security interest in and lien on substantially all of the assets of the Company and the Guarantors to secure the obligations of the Company under the Financing. The security interest granted by the Company and the Guarantors will be a first-priority perfected security interest, subject to customary permitted liens.

In the event that we do not complete the Transactions, our existing credit facility, as described below, will remain in place.

Existing Credit Facility

If we close the Transactions, the Existing Credit agreement described below will terminate. If we close this offering, but not the Acquisition and Financing, then the existing Credit Agreement will remain outstanding.

On October 12, 2012, we entered into a credit agreement (the “Existing Credit Agreement”) with a syndicate of commercial banks, with KeyBank National Association acting as the administrative agent. The Credit Agreement provides for a $200.0 million senior unsecured revolving line of credit (the “Existing Revolver”). We can borrow up to $200.0 million based on our consolidated EBITDA for the prior trailing four quarters and subject to compliance with the financial covenants discussed below. The Existing Revolver is available for working capital, acquisitions, and general corporate purposes of the Company and its subsidiaries. The Existing Revolver is available for borrowing during a five year period, with interest payable periodically during such period as provided in the Existing Credit Agreement and principal due at the maturity of the Existing Revolver.

The Existing Credit Agreement has an accordion feature permitting us to request from the lenders an increase in the aggregate amount of the credit facility in the form of an incremental revolver or term loan in an amount not to exceed $50.0 million. Any such increase would require only the consent of the lenders increasing their respective commitments under the credit facility.

The interest rates applicable to borrowings under the Existing Credit Agreement involve various rate options that are available to us. The rates are calculated using a combination of conventional base rate measures plus a margin over those rates. The base rates consist of LIBOR rates or prime rates. The actual rates will depend on the level of these underlying rates plus a margin based on our leverage at the time of borrowing.

Borrowings under the Existing Credit Agreement are senior unsecured loans. Each of our domestic subsidiaries is a guarantor under the Existing Credit Agreement.

The Existing Credit Agreement provides for conventional affirmative and negative covenants, including a maximum leverage ratio of 3.50x and a minimum interest coverage ratio of 3.0x. Each of the two ratios referred to above is calculated based on consolidated EBITDA, as defined in the Existing Credit Agreement, on a consolidated basis for each consecutive four fiscal quarter period, after giving pro forma effect for any acquisitions or dispositions. Acquisitions are permitted under the Existing Credit Agreement without any dollar limitation so long as, among other requirements, no default or event of default exists or would result. In addition, the Existing Credit Agreement contains certain customary representations and warranties, and events of default.

As of December 31, 2015, there was $162.7 million of borrowing capacity available under our Existing Credit Agreement. There were no borrowings outstanding on the Existing Credit Agreement; however, there were outstanding letters of credit of $5.1 million. We were in compliance with all covenants and conditions under the Existing Credit Agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock for cash in this offering. For purposes of this discussion, a “non-U.S. holder” means a beneficial owner (other than a partnership or other pass-through entity) of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) the trust is subject to the primary supervision of a U.S. court and all substantial decisions of the trust are controlled by one or more U.S. persons or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion does not address the tax treatment of partnerships (or other entities that are treated as partnerships, grantor trusts, or other pass-through entities for U.S. federal income tax purposes) or persons that hold their common stock through partnerships, grantor trusts, or such other pass-through entities. The tax treatment of a partner in a partnership or holder of an interest in another pass-through entity that will hold our common stock generally will depend upon the status of the partner or interest holder and the activities of the partner or interest holder and the partnership or other pass-through entity, as applicable. Such a partner or interest holder should consult his, her, or its own tax advisor regarding the tax consequences of the acquisition, ownership and disposition of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury regulations promulgated thereunder, judicial decisions, and published rulings, administrative procedures, and other guidance of the Internal Revenue Service (the “IRS”), all as in effect as of the date hereof. These authorities are subject to change and to differing interpretations, possibly with retroactive effect, which could result in U.S. federal income tax consequences different from those summarized below. No ruling has been or is expected to be sought from the IRS with respect to the matters summarized below, and there can be no assurance that the IRS will not take a contrary position regarding the U.S. federal income tax consequences of the acquisition, ownership, or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is not a complete analysis of all of the potential U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of our common stock by non-U.S. holders, nor does it address any U.S. federal gift tax consequences, any tax consequences arising under any state, local, or non-U.S. tax laws, the impact of any applicable income tax treaty, any consequences under the Medicare contribution tax on net investment income, the alternative minimum tax or any consequences under other U.S. federal tax laws. In addition, this discussion does not address tax consequences resulting from a non-U.S. holder’s particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	non-U.S. governments, agencies or instrumentalities thereof, or entities they control;

•	“controlled foreign corporations” and their shareholders;

•	“passive foreign investment companies” and their shareholders;

•	partnerships, grantor trusts or other entities that are treated as pass-through entities for U.S. federal income tax purposes, and their owners;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	former citizens or former long-term residents of the United States;

•	banks, insurance companies or other financial institutions;

•	tax-exempt pension funds or other tax-exempt organizations;

•	persons who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	tax-qualified retirement plans;

•	traders, brokers, or dealers in securities, commodities, or currencies;

•	persons who hold our common stock as a position in a hedging transaction, wash sale, “straddle,” “conversion transaction” or other risk reduction transaction or synthetic security;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes);

•	persons who own or have owned, or are deemed to own or to have owned, more than 5% of our common stock (except to the extent specifically set forth below); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

Prospective investors should consult their tax advisors regarding the particular U.S. federal income tax consequences to them of acquiring, owning, and disposing of our common stock, as well as any tax consequences arising under any state, local, or foreign tax laws and any other U.S. federal tax laws. Prospective investors should also consult their tax advisors regarding the potential impact of any applicable income tax treaty between the United States and such prospective investor’s country of residence and of the rules described below under the heading “Foreign Account Tax Compliance Act.”

Distributions on Common Stock

As described in the section entitled “Market Price Range of Common Stock—Dividend Policy,” we currently intend to retain any earnings for future growth and do not anticipate paying any dividends on our common stock in the foreseeable future. The disclosure in this section addresses the consequences should our board of directors, in the future, determine to make a distribution of cash or property with respect to our common stock (other than certain distributions of stock which may be made free of tax), or to effect a redemption that is treated for tax purposes as a distribution. Any such distribution will generally constitute a dividend for U.S. federal tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent such a distribution exceeds both our current and our accumulated earnings and profits, such excess will be allocated ratably among the shares of common stock with respect to which the distribution is made. Any such excess allocated to a share of common stock will constitute a return of capital to the extent of the non-U.S. holder’s adjusted tax basis in that share of common stock, reducing that adjusted tax basis, but not below zero. After the non-U.S. holder’s adjusted tax basis in a share of common stock has been reduced to zero, any remaining excess allocated to that share of common stock will be treated as gain from the sale of that share of common stock, subject to the tax treatment described below under “Gain on Disposition of Common Stock.” A non-U.S. holder’s adjusted tax basis in a share of common stock is generally the purchase price of the share, reduced by the amount of any distributions constituting a return of capital with respect to that share.

Any dividend paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. If a non-U.S. holder is eligible for benefits under an income tax treaty and wishes to claim a reduced rate of withholding, the non-U.S. holder generally will be required to provide us or our paying agent with a properly completed IRS Form W-8BEN, Form W-8BEN-E, or other applicable form, certifying under penalties of perjury the non-U.S. holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of the dividend and may be required to be updated periodically. Special certification requirements apply to non-U.S. holders that hold common stock through certain foreign intermediaries. Non-U.S. holders that do not timely provide the required certifications, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If we are not able to determine whether or not a distribution will exceed current and accumulated earnings and profits at the time the distribution is made, we may withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. holder may obtain a refund of amounts that we withhold to the extent attributable to the portion of the distribution in excess of our current and accumulated earnings and profits.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the U.S., and dividends paid on the common stock are effectively connected with the non-U.S. holder’s U.S. trade or business (and, if required by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S., as defined under the applicable treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax on the dividends. To claim the exemption, the non-U.S. holder must furnish a properly executed IRS Form W-8ECI (or other applicable form) prior to the payment of the dividends. Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and satisfy any other applicable treaty requirements) generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates generally applicable to U.S. persons (as defined in the Code). A non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes also may be subject to an additional branch profits tax equal to 30% (or such lower rate as is specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence) of a portion of its earnings and profits for the taxable year that are effectively connected with a U.S. trade or business, as adjusted for certain items.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange, or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S.), in which case the non-U.S. holder will generally be required to pay tax on the gain derived from the sale, exchange, or other taxable disposition (net of certain deductions or credits) under regular graduated U.S. federal income tax rates generally applicable to U.S. persons, and in the case of a non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes, such non-U.S. holder may be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence;

•

the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year in which the sale, exchange, or other taxable disposition occurs and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate as is specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence) on the net gain derived from the sale, exchange, or other taxable disposition, which gain may be offset by U.S. source capital losses (even though the non-U.S. holder is not considered a resident of the U.S.) provided that the non-U.S. holder has timely filed U.S. federal income tax returns reporting those losses; or

•

our common stock is a “United States real property interest” by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes during the five-year period preceding such sale, exchange or other taxable disposition (or the non-U.S. holder’s holding period, if shorter).

Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe we are not now and we do not anticipate becoming a USRPHC. However, there can be no assurance that we are not now a USRPHC or will not become one in the future. Even if we are or become a USRPHC, for so long as our common stock is “regularly traded,” as defined by applicable U.S. Treasury regulations, on an established securities market, sales of our common stock generally will not be subject to tax for non-U.S. holders that have not held more than 5% of our common stock, actually or constructively, during the five-year period preceding such non-U.S. holder’s sale, exchange or other taxable disposition of our common stock (or the non-U.S. holder’s holding period, if shorter). If we are determined to be a USRPHC and the foregoing exception does not apply, then a purchaser may withhold 15% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons.

Information Reporting and Backup Withholding

Generally, we or certain financial middlemen must report annually to the IRS and to each non-U.S. holder the gross amount of dividends and other distributions on our common stock paid to the non-U.S. holder and the amount of tax withheld, if any, with respect to those distributions. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the non-U.S. holder’s country of residence or incorporation.

A non-U.S. holder may be subject to backup withholding with respect to dividends paid on shares of our common stock, unless, generally, the non-U.S. holder certifies under penalties of perjury (usually on IRS Form W-8BEN or W-8BEN-E) that the non-U.S. holder is not a U.S. person or otherwise establishes an exemption. The backup withholding rate is currently 28%. Dividends that are paid to non-U.S. holders subject to the withholding of U.S. federal income tax, as described above under the heading “Distributions on Common Stock,” generally will be exempt from U.S. backup withholding.

Additional rules relating to information reporting requirements and backup withholding with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding and information reporting, unless the non-U.S. holder certifies under penalties of perjury (usually on IRS Form W-8BEN or W-8BEN-E) that the non-U.S. holder is not a U.S. person and satisfies certain other requirements or otherwise establishes an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, which we refer to below as a “U.S.-related person,” information reporting and backup withholding generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding), unless the non-U.S. holder certifies under penalties of perjury (usually on IRS Form W-8BEN or W-8BEN-E) that the non-U.S. holder is not a U.S. person. A “U.S.-related person” includes (i) an entity classified as a “controlled foreign corporation” for U.S. federal income tax purposes, (ii) a foreign person, 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business, or (iii) a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld from a non-U.S. holder under the backup withholding rules may be allowed as a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the non-U.S. holder timely furnishes the required information to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Foreign Account Tax Compliance Act

Sections 1471 to 1474 of the Code (commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) generally impose withholding tax on certain types of payments made to “foreign financial institutions” (as defined in the Code) and other non-U.S. entities unless those institutions and entities meet additional certification, information reporting and other requirements. FATCA generally imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, (i) undertake to identify accounts held by certain U.S. persons (including certain equity and debt holders of such institution) or by U.S.-owned foreign entities, (ii) annually report certain information about such accounts, and (iii) withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, subject to certain exceptions, the legislation imposes a 30% withholding tax on the same types of payments to a “non-financial foreign entity” (as defined in the Code) unless the entity certifies that it does not have any substantial U.S. owners (which generally include any U.S. persons who directly or indirectly own more than 10% of the entity) or furnishes identifying information regarding each such substantial U.S. owner or agrees to report that information to the IRS. These withholding taxes will be imposed on dividends paid on our common stock and, after December 31, 2018, on gross proceeds from sales or other dispositions of our common stock. Withholding under FATCA generally will not be reduced or limited by bilateral income tax treaties. However, intergovernmental agreements between the U.S. and other countries with respect to the implementation of FATCA and non-U.S. laws, regulations and other authorities enacted or issued with respect to those intergovernmental agreements may modify the FATCA requirements described above. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING

The Company and Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, each on behalf of itself and as representative of each of the underwriters named below, have entered into an underwriting agreement with respect to the shares of common stock offered hereby. Subject to certain conditions, each of the underwriters have agreed, severally and not jointly, to purchase the number of shares indicated opposite its name in the following table.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	1,665,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,485,000
KeyBanc Capital Markets Inc.	675,000
William Blair & Company, L.L.C.	225,000
CRT Capital Group LLC	225,000
SunTrust Robinson Humphrey, Inc	112,500
Drexel Hamilton, LLC	112,500

Total	4,500,000

The underwriters are committed, severally and not jointly, to take and pay for all of the shares of common stock, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 675,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. If any additional shares are purchased pursuant to this option, the underwriters will severally, but not jointly, purchase additional shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 675,000 additional shares.

	No exercise	Full exercise
Per Share	$1.01	$1.01

Total	$4,545,000.00	$5,226,750.00

The shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.55 per share from the initial public offering price. After the initial offering of the shares, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

In connection with this offering, we and each of our directors and executive officers have agreed, subject to certain exceptions, that, for a period of 90 days after the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly issue, sell, offer, pledge or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise transfer or dispose of, any shares of common stock (other than the shares offered pursuant to this offering) or any securities convertible into, or exercisable or exchangeable for, common stock, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or the establishment or increase of a put equivalent position or the liquidation or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any shares of common stock or any securities convertible into, or exercisable or exchangeable for, shares of common stock; or publicly announce an intention to effect any such transaction.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “MRCY.”

In connection with the offering, the underwriters may purchase and sell shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to another underwriter a portion of the underwriting discount received by it because shares sold by such underwriter or for such underwriter’s account have been repurchased by the other underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the shares. As a result, the price of the shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NASDAQ Global Select Market, in the over-the-counter market or otherwise.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. The representatives will allocate shares of our common stock to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares of our common stock may be sold by the underwriters to securities dealers who resell such shares to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus supplement in any jurisdiction where action for that purpose is required. Shares of common stock offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

Shares of the common stock offered hereby may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of shares of the common stock offered hereby must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms for the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the PD 2010 Amending Directive to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the issuer, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (the “FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

The validity of the shares of common stock will be passed upon for us by Morgan, Lewis & Bockius LLP, Boston, Massachusetts. Certain legal matters in connection with the offering will be passed upon for the underwriters by Cahill, Gordon & Reindel LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of Mercury Systems, Inc. as of June 30, 2015 and 2014, and for each of the years in the three-year period ended June 30, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2015, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited historical consolidated financial statements of the Microsemi LLC—RF Integrated Solutions and its Subsidiaries included as Exhibit 99.2 to Mercury’s Current Report on Form 8-K filed on April 4, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus supplement. Information that we file later with the SEC will automatically update and supersede this information. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus supplement or in any documents previously incorporated by reference have been modified or superseded. We incorporate by reference into this prospectus supplement the following documents:

•	Annual Report on Form 10-K for the fiscal year ended June 30, 2015, filed on August 13, 2015;

•	Quarterly Reports on Form 10-Q for the quarters ended September 30, 2015 and December 31, 2015 filed on November 5, 2015, February 4, 2016, respectively;

•	Current Reports on Form 8-K filed on December 11, 2015, March 23, 2016, and April 4, 2016; and

•	All documents filed by Mercury under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before the termination of this offering.

Nothing in this prospectus supplement shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K.

You may request a copy of these filings and any exhibit incorporated by reference in these filings at no cost, by writing or telephoning us at the following address or number:

INVESTOR RELATIONS

Mercury Systems, Inc.

201 Riverneck Road

Chelmsford, MA 01824-2820

866.411.MRCY

Prospectus

MERCURY SYSTEMS, INC.

$500,000,000

Debt Securities

Preferred Stock

Common Stock

Warrants

Units

This prospectus provides you with a general description of debt and equity securities that Mercury Systems, Inc. may offer and sell, from time to time, either individually or in units. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of any debt or equity securities we offer and the specific manner in which we will offer the debt or equity securities. The prospectus supplement will also contain information, where appropriate, about material United States federal income tax consequences relating to, and any listing on a securities exchange of, the debt or equity securities covered by the prospectus supplement. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “MRCY.” We will provide information in any applicable prospectus supplement regarding any listing of securities other than shares of our common stock on any securities exchange.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” contained in this prospectus and the applicable prospectus supplement, and under similar headings in the other documents that are incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

The date of this prospectus is August 15, 2014.

No person has been authorized to give any information or make any representations in connection with this offering other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement in connection with the offering described in this prospectus and any accompanying prospectus supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither this prospectus nor any prospectus supplemental shall constitute an offer to sell or a solicitation of an offer to buy offered securities in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the delivery of this prospectus or any prospectus supplement nor any sale made hereunder shall under any circumstances imply that the information contained or incorporated by reference in this prospectus or in any prospectus supplement is correct as of any date subsequent to the date of this prospectus supplement or of any prospectus supplement.

Unless the context otherwise requires, all references to “Mercury,” “we,” “our,” “us” or “our company” in this prospectus refer to Mercury Systems, Inc., a Massachusetts corporation.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed with the Securities and Exchange Commission, or SEC, utilizing a shelf registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus, either individually or in units, in one or more offerings, up to a total dollar amount of $500,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that specific offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

ABOUT MERCURY SYSTEMS, INC.

Mercury was incorporated in Massachusetts in 1981. We provide commercially developed, specialized processing subsystems and services for critical commercial, defense and intelligence applications. We deliver innovative solutions, rapid time-to-value and service and support to our defense prime contractor customers. Our products and solutions have been deployed in more than 300 programs with over 25 different defense prime contractors. Key programs include Aegis, Patriot, Surface Electronic Warfare Improvement Program (“SEWIP”), Gorgon Stare, Predator and Reaper. Mercury Systems operates across a broad spectrum of defense programs and we deliver our solutions and services via two business units: (i) Mercury Commercial Electronics; and (ii) Mercury Defense Systems.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “MRCY.” Our executive offices are located at 201 Riverneck Road, Chelmsford, Massachusetts 01824 and our telephone number is (978) 256-1300.

RISK FACTORS

Investing in our securities involves a high degree of risk. Please see the risk factors under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended June 30, 2014 on file with the SEC, which are incorporated by reference into this prospectus and which may be amended, supplemented or superseded from time to time by other reports that we subsequently file with the SEC. Before you invest in our securities, you should carefully consider these risks as well as other information we include or incorporate by reference into this prospectus and the applicable prospectus supplement. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. The discussion of risks includes or refers to forward-looking statements; you should read the explanation of the qualifications and limitations on such forward-looking statements discussed elsewhere in this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated by reference into this prospectus, contains, and any prospectus supplement may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements relate to future events or to our future operating or financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

You can identify these statements by the use of the words “may,” “will,” “could,” “should,” “would,” “plans,” “expects,” “anticipates,” “continue,” “estimate,” “project,” “intend,” “likely,” “forecast,” “probable,” “potential” and similar expressions. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, continued funding of defense programs, the timing and amounts of such funding, general economic and business conditions, including unforeseen weakness in the Company’s markets, effects of continued geopolitical unrest and regional conflicts, competition, changes in technology and methods of marketing, delays in completing engineering and manufacturing programs, changes in customer order patterns, changes in product mix, continued success in technological advances and delivering technological innovations, changes in, or in the U.S. Government’s interpretation of, federal export control or procurement rules and regulations, market acceptance of the Company’s products, shortages in components, production delays due to performance quality issues with outsourced components, inability to fully realize the expected benefits from acquisitions, divestitures and restructurings, or delays in realizing such benefits, challenges in integrating acquired businesses and achieving anticipated synergies, changes to export regulations, increases in tax rates, changes to generally accepted accounting principles, difficulties in retaining key employees and customers, unanticipated costs under fixed-price service and system integration engagements, and various other factors beyond our control.

We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made and are based on our beliefs, assumptions and estimates using information available to us at the time and are not intended to be guarantees of future events or performances. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

HOW WE INTEND TO USE THE PROCEEDS

We currently intend to use the net proceeds from the sale of any securities under this prospectus for general corporate purposes, which may include the following:

•	the acquisition of other companies or businesses;

•	the repayment and refinancing of debt;

•	capital expenditures;

•	working capital; and

•	other purposes as described in any prospectus supplement.

Pending such uses, we may temporarily invest the net proceeds. The precise amounts and timing of the application of proceeds will depend upon our funding requirements and the availability of other funds. Except as mentioned in any prospectus supplement, specific allocations of the proceeds to such purposes will not have been made at the date of that prospectus supplement.

Based upon our historical and anticipated future growth and our financial needs, we may engage in additional financings of a character and amount that we determine as the need arises.

DESCRIPTION OF THE SECURITIES

We may offer, from time to time, in one or more offerings, up to $500,000,000 of the following securities:

•	senior debt securities;

•	subordinated debt securities;

•	preferred stock;

•	common stock;

•	warrants;

•	units; or

•	any combination of the foregoing securities.

The aggregate initial offering price of the offered securities that we may issue will not exceed $500,000,000. If we issue debt securities at a discount from their principal amount, then, for purposes of calculating the aggregate initial offering price of the offered securities issued under this prospectus, we will include only the initial offering price of the debt securities and not the principal amount of the debt securities.

This prospectus contains a summary of the general terms of the various securities that we may offer. The prospectus supplement relating to any particular securities offered will describe the specific terms of the securities, which may be in addition to or different from the general terms summarized in this prospectus. Because the summary in this prospectus and in any prospectus supplement does not contain all of the information that you may find useful, you should read the documents relating to the securities that are described in this prospectus or in any applicable prospectus supplement. Please read “Where You Can Find More Information” to find out how you can obtain a copy of those documents.

The applicable prospectus supplement will also contain the terms of a given offering, the initial offering price and our net proceeds. Where applicable, a prospectus supplement will also describe any material United States federal income tax consequences relating to the securities offered and indicate whether the securities offered are or will be quoted or listed on any quotation system or securities exchange.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes the general terms and provisions of the debt securities we may issue. When we offer to sell a particular series of debt securities, we will describe the specific terms of the securities in a supplement to this prospectus, including any additional covenants or changes to existing covenants relating to such series. The prospectus supplement also will indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities. You should read the actual indenture if you do not fully understand a term or the way we use it in this prospectus.

We may offer senior or subordinated debt securities. Each series of debt securities may have different terms. The senior debt securities will be issued under one or more senior indentures, dated as of a date prior to such issuance, between us and U.S. Bank National Association, as trustee, as amended or supplemented from time to time. We will refer to any such indenture throughout this prospectus as the “senior indenture.” Any subordinated debt securities will be issued under one or more separate indentures, dated as of a date prior to such issuance, between us and U.S. Bank National Association, as trustee, as amended or supplemented from time to time. We will refer to any such indenture throughout this prospectus as the “subordinated indenture” and to the trustee under the senior or subordinated indenture as the “trustee.” The senior indenture and the subordinated indenture are sometimes collectively referred to in this prospectus as the “indentures.” The indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended. We included copies of the forms of the indentures as exhibits to our registration statement and they are incorporated into this prospectus by reference.

If we issue debt securities at a discount from their principal amount, then, for purposes of calculating the aggregate initial offering price of the offered securities issued under this prospectus, we will include only the initial offering price of the debt securities and not the principal amount of the debt securities.

We have summarized below the material provisions of the indentures and the debt securities, or indicated which material provisions will be described in the related prospectus supplement. The prospectus supplement relating to any particular securities offered will describe the specific terms of the securities, which may be in addition to or different from the general terms summarized in this prospectus. Because the summary in this prospectus and in any prospectus supplement does not contain all of the information that you may find useful, you should read the documents relating to the securities that are described in this prospectus or in any applicable prospectus supplement. Please read “Where You Can Find More Information” to find out how you can obtain a copy of those documents. Except as otherwise indicated, the terms of the indentures are identical. As used under this caption, the term “debt securities” includes the debt securities being offered by this prospectus and all other debt securities issued by us under the indentures.

General

The indentures:

•	do not limit the amount of debt securities that we may issue;

•	allow us to issue debt securities in one or more series;

•	do not require us to issue all of the debt securities of a series at the same time;

•	allow us to reopen a series to issue additional debt securities without the consent of the holders of the debt securities of such series; and

•	provide that the debt securities will be unsecured, except as may be set forth in the applicable prospectus supplement.

Unless we give you different information in the applicable prospectus supplement, the senior debt securities will be unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. Payments on the subordinated debt securities will be subordinated to the prior payment in full of all of our senior indebtedness, as described under “—Subordination” and in the applicable prospectus supplement.

Each indenture provides that we may, but need not, designate more than one trustee under an indenture. Any trustee under an indenture may resign or be removed and a successor trustee may be appointed to act with respect to the series of debt securities administered by the resigning or removed trustee. If two or more persons are acting as trustee with respect to different series of debt securities, each trustee shall be a trustee of a trust under the applicable indenture separate and apart from the trust administered by any other trustee. Except as otherwise indicated in this prospectus, any action described in this prospectus to be taken by each trustee may be taken by each trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee under the applicable indenture.

The prospectus supplement for each offering will provide the following terms, where applicable:

•	the title of the debt securities and whether they are senior or subordinated;

•	the aggregate principal amount of the debt securities being offered, the aggregate principal amount of the debt securities outstanding as of the most recent practicable date and any limit on their aggregate principal amount, including the aggregate principal amount of debt securities authorized;

•	the price at which the debt securities will be issued, expressed as a percentage of the principal and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof or, if applicable, the portion of the principal amount of such debt securities that is convertible into common stock or preferred stock or the method by which any such portion shall be determined;

•	if convertible, the terms on which such debt securities are convertible, including the initial conversion price or rate and the conversion period and any applicable limitations on the ownership or transferability of common stock or preferred stock received on conversion;

•	the date or dates, or the method for determining the date or dates, on which the principal of the debt securities will be payable;

•	the fixed or variable interest rate or rates of the debt securities, or the method by which the interest rate or rates is determined;

•	the date or dates, or the method for determining the date or dates, from which interest will accrue;

•	the dates on which interest will be payable;

•	the record dates for interest payment dates, or the method by which we will determine those dates;

•	the persons to whom interest will be payable;

•	the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

•	any make-whole amount, which is the amount in addition to principal and interest that is required to be paid to the holder of a debt security as a result of any optional redemption or accelerated payment of such debt security, or the method for determining the make-whole amount;

•	the place or places where the principal of, and any premium, or make-whole amount, and interest on, the debt securities will be payable;

•	where the debt securities may be surrendered for registration of transfer or conversion or exchange;

•	where notices or demands to or upon us in respect of the debt securities and the applicable indenture may be served;

•	the times, prices and other terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem, repay or purchase the debt securities pursuant to any sinking fund or analogous provision or at the option of holders of the debt securities, and the times and prices at which we must redeem, repay or purchase the debt securities as a result of such an obligation;

•	the currency or currencies in which the debt securities are denominated and payable if other than United States dollars, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies and the terms and conditions relating thereto, and the manner of determining the equivalent of such foreign currency in United States dollars;

•	whether the principal of, and any premium, or make-whole amount, or interest on, the debt securities of the series are to be payable, at our election or at the election of a holder, in a currency or currencies other than that in which the debt securities are denominated or stated to be payable, and other related terms and conditions;

•	whether the amount of payments of principal of, and any premium, or make-whole amount, or interest on, the debt securities may be determined according to an index, formula or other method and how such amounts will be determined;

•	whether the debt securities will be in registered form, bearer form or both and (1) if in registered form, the person to whom any interest shall be payable, if other than the person in whose name the security is registered at the close of business on the regular record date for such interest, or (2) if in bearer form, the manner in which, or the person to whom, any interest on the security shall be payable if otherwise than upon presentation and surrender upon maturity;

•	any restrictions applicable to the offer, sale or delivery of securities in bearer form and the terms upon which securities in bearer form of the series may be exchanged for securities in registered form of the series and vice versa if permitted by applicable laws and regulations;

•	whether any debt securities of the series are to be issuable initially in temporary global form and whether any debt securities of the series are to be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global security may or shall be required to exchange their interests for other debt securities of the series, and the manner in which interest shall be paid;

•	the identity of the depositary for securities in registered form, if such series are to be issuable as a global security;

•	the date as of which any debt securities in bearer form or in temporary global form shall be dated if other than the original issuance date of the first security of the series to be issued;

•	the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or in the applicable indenture;

•	whether and under what circumstances we will pay any additional amounts on the debt securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities in lieu of making such a payment;

•	whether and under what circumstances the debt securities being offered are convertible into common stock or preferred stock, as the case may be, including the conversion price or rate or manner or calculation thereof;

•	the circumstances, if any, specified in the applicable prospectus supplement, under which beneficial owners of interests in the global security may obtain definitive debt securities and the manner in which payments on a permanent global debt security will be made if any debt securities are issuable in temporary or permanent global form;

•	any provisions granting special rights to holders of securities upon the occurrence of such events as specified in the applicable prospectus supplement;

•	if the debt securities of such series are to be issuable in definitive form only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and/or terms of such certificates, documents or conditions;

•	the name of the applicable trustee and the nature of any material relationship with us or any of our affiliates, and the percentage of debt securities of the class necessary to require the trustee to take action;

•	any deletions from, modifications of, or additions to our events of default or covenants and any change in the right of any trustee or any of the holders to declare the principal amount of any of such debt securities due and payable;

•	applicable CUSIP numbers; and

•	any other terms of such debt securities not inconsistent with the provisions of the applicable indenture.

We may issue debt securities at a discount below their principal amount and provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity of the debt securities. We refer to any such debt securities throughout this prospectus as “original issue discount securities.” The applicable prospectus supplement will describe the United States federal income tax consequences and other relevant considerations applicable to original issue discount securities.

We also may issue indexed debt securities. Payments of principal of and premium and interest on, indexed debt securities are determined with reference to the rate of exchange between the currency or currency unit in which the debt security is denominated and any other currency or currency unit specified by us, to the relationship between two or more currencies or currency units or by other similar methods or formulas specified in the prospectus supplement.

Except as described under “—Merger, Consolidation or Sale of Assets” or as may be set forth in any prospectus supplement, the debt securities will not contain any provisions that (1) would limit our ability to incur indebtedness or (2) would afford holders of debt securities protection in the event of (a) a highly leveraged or similar transaction involving us, or (b) a change of control or reorganization, restructuring, merger or similar transaction involving us that may adversely affect the holders of the debt securities. In the future, we may enter into transactions, such as the sale of all or substantially all of our assets or a merger or consolidation, that may have an adverse effect on our ability to service our indebtedness, including the debt securities, by, among other things, substantially reducing or eliminating our assets.

Neither the New York State laws nor our governing instruments define the term “substantially all” as it relates to the sale of assets. Additionally, New York cases interpreting the term “substantially all” rely upon the facts and circumstances of each particular case. Consequently, to determine whether a sale of “substantially all” of our assets has occurred, a holder of debt securities must review the financial and other information that we have disclosed to the public.

We will provide you with more information in the applicable prospectus supplement regarding any deletions, modifications, or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

Payment

Unless we give you different information in the applicable prospectus supplement, the principal of, and any premium, or make-whole amount, and interest on, any series of the debt securities will be payable at the corporate trust office of the trustee. We will provide you with the address of the trustee in the applicable prospectus supplement. We may also pay interest by mailing a check to the address of the person entitled to it as it appears in the applicable register for the debt securities or by wire transfer of funds to that person at an account maintained within the United States.

All monies that we pay to a paying agent or a trustee for the payment of the principal of, and any premium, or make-whole amount, or interest on, any debt security will be repaid to us if unclaimed at the end of two years after the obligation underlying payment becomes due and payable. After funds have been returned to us, the holder of the debt security may look only to us for payment, without payment of interest for the period which we hold the funds.

Denomination, Interest, Registration and Transfer

Unless otherwise described in the applicable prospectus supplement, the debt securities of any series will be issuable in denominations of $1,000 and integral multiples of $1,000.

Subject to the limitations imposed upon debt securities that are evidenced by a computerized entry in the records of a depository company rather than by physical delivery of a note, a holder of debt securities of any series may:

•	exchange them for any authorized denomination of other debt securities of the same series and of a like aggregate principal amount and kind upon surrender of such debt securities at the corporate trust office of the applicable trustee or at the office of any transfer agent that we designate for such purpose; and

•	surrender them for registration of transfer or exchange at the corporate trust office of the applicable trustee or at the office of any transfer agent that we designate for such purpose.

Every debt security surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer satisfactory to the applicable trustee or transfer agent. Payment of a service charge will not be required for any registration of transfer or exchange of any debt securities, but we or the trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If in addition to the applicable trustee, the applicable prospectus supplement refers to any transfer agent initially designated by us for any series of debt securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for such series. We may at any time designate additional transfer agents for any series of debt securities.

Neither we, nor any trustee, will be required to:

•	issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the day that the notice of redemption of any debt securities selected for redemption is mailed and ending at the close of business on the day of such mailing;

•	register the transfer of or exchange any debt security, or portion thereof, so selected for redemption, in whole or in part, except the unredeemed portion of any debt security being redeemed in part; and

•	issue, register the transfer of or exchange any debt security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid.

Merger, Consolidation or Sale of Assets

The indentures provide that we may consolidate with or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity provided that:

•	either we are the continuing entity, or the successor entity, if other than us, assumes the obligations (1) to pay the principal of, and any premium (or make-whole amount) and interest on, all of the debt securities and (2) to duly perform and observe all of the covenants and conditions contained in each indenture;

•	after giving effect to the transaction, there is no event of default under the indentures and no event which, after notice or the lapse of time, or both, would become such an event of default, occurs and continues; and

•	an officers’ certificate and legal opinion covering such conditions are delivered to each applicable trustee.

Covenants

Existence. Except as described under “—Merger, Consolidation or Sale of Assets,” the indentures require us to do or cause to be done all things necessary to preserve and keep in full force and effect our existence, rights and franchises. However, the indentures do not require us to preserve any right or franchise if we determine that any right or franchise is no longer desirable in the conduct of our business.

Payment of taxes and other claims. The indentures require us to pay, discharge or cause to be paid or discharged, before they become delinquent (1) all taxes, assessments and governmental charges levied or imposed on us, our subsidiaries or our subsidiaries’ income, profits or property, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property or the property of our subsidiaries. However, we will not be required to pay, discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

Provision of financial information. The indentures require us to (1) within 15 days of each of the respective dates by which we are required to file our annual reports, quarterly reports and other documents with the SEC, file with the trustee copies of the annual report, quarterly report and other documents that we file with the SEC under Section 13 or 15(d) of the Exchange Act, (2) file with the trustee and the SEC any additional information, documents and reports regarding compliance by us with the conditions and covenants of the indentures, as required, (3) within 30 days after the filing with the trustee, mail to all holders of debt securities, as their names and addresses appear in the applicable register for such debt securities, without cost to such holders, summaries of any documents and reports required to be filed by us pursuant to (1) and (2) above, and (4) supply, promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of such documents to any prospective holder.

Additional covenants. The applicable prospectus supplement will set forth any additional covenants of Mercury relating to any series of debt securities.

Events of Default, Notice and Waiver

Unless the applicable prospectus supplement states otherwise, when we refer to “events of default” as defined in the indentures with respect to any series of debt securities, we mean:

•	default in the payment of any installment of interest on any debt security of such series continuing for 30 days;

•	default in the payment of principal of, or any premium, or make-whole amount, on any debt security of such series when it becomes due and payable at its stated maturity;

•	default in making any sinking fund payment as required for any debt security of such series when due;

•	default in the performance or breach of any covenant or warranty in the debt securities or in the indenture by Mercury continuing for 60 days after written notice as provided in the applicable indenture, but not of a covenant added to the indenture solely for the benefit of a series of debt securities issued thereunder other than such series;

•	a default under any bond, debenture, note, mortgage, indenture or instrument:

(1)	having an aggregate principal amount of at least $30,000,000; or

(2)	under which there may be issued, secured or evidenced any existing or later created indebtedness for money borrowed by us or our subsidiaries, if we are directly responsible or liable as obligor or guarantor, if the default results in the indebtedness becoming or being declared due and payable prior to the date it otherwise would have, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within 30 days after notice to the issuing company specifying such default. Such notice shall be given to us by the trustee, or to us and the trustee by the holders of at least 10% in principal amount of the outstanding debt securities of that series. The written notice specifying such default and requiring us to cause such indebtedness to be discharged or cause such acceleration to be rescinded or annulled and shall state that such notice is a “Notice of Default” under such indenture;

•	bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of Mercury or any significant subsidiary of Mercury; and

•	any other event of default provided with respect to a particular series of debt securities.

When we use the term “significant subsidiary,” we refer to the meaning ascribed to such term in Rule 1-02 of Regulation S-X promulgated under the Securities Act.

If an event of default occurs and is continuing with respect to debt securities of any series outstanding, then the applicable trustee or the holders of 25% or more in principal amount of the debt securities of that series will have the right to declare the principal amount of all the debt securities of that series to be due and payable. If the debt securities of that series are original issue discount securities or indexed securities, then the applicable trustee or the holders of 25% or more in principal amount of the debt securities of that series will have the right to declare the portion of the principal amount as may be specified in the terms thereof to be due and payable. However, at any time after such a declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of at least a majority in principal amount of outstanding debt securities of such series or of all debt securities then outstanding under the applicable indenture may rescind and annul such declaration and its consequences if:

•	we have deposited with the applicable trustee all required payments of the principal, any premium, or make-whole amount, interest and, to the extent permitted by law, interest on overdue installment of interest, plus applicable fees, expenses, disbursements and advances of the applicable trustee; and

•	all events of default, other than the non-payment of accelerated principal, or a specified portion thereof, and any premium, or make-whole amount, have been cured or waived.

The indentures also provide that the holders of at least a majority in principal amount of the outstanding debt securities of any series or of all debt securities then outstanding under the applicable indenture may, on behalf of all holders, waive any past default with respect to such series and its consequences, except a default:

•	in the payment of the principal, any premium, or make-whole amount, or interest;

•	in respect of a covenant or provision contained in the applicable indenture that cannot be modified or amended without the consent of the holders of the outstanding debt security that is affected by the default; or

•	in respect of a covenant or provision for the benefit or protection of the trustee, without its express written consent.

The indentures require each trustee to give notice to the holders of debt securities within 90 days of a default unless such default has been cured or waived. However, the trustee may withhold notice if specified persons of such trustee consider such withholding to be in the interest of the holders of debt securities. The trustee may not withhold notice of a default in the payment of principal, any premium or interest on any debt security of such series or in the payment of any sinking fund installment in respect of any debt security of such series.

The indentures provide that holders of debt securities of any series may not institute any proceedings, judicial or otherwise, with respect to such indenture or for any remedy under the indenture, unless the trustee fails to act for a period of 60 days after the trustee has received a written request to institute proceedings in respect of an event of default from the holders of 25% or more in principal amount of the outstanding debt securities of such series, as well as an offer of indemnity reasonably satisfactory to the trustee. However, this provision will not prevent any holder of debt securities from instituting suit for the enforcement of payment of the principal of, and any premium, or make-whole amount, and interest on, such debt securities at the respective due dates thereof.

The indentures provide that, subject to provisions in each indenture relating to its duties in the case of a default, a trustee has no obligation to exercise any of its rights or powers at the request or direction of any holders of any series of debt securities then outstanding under the indenture, unless the holders have offered to the trustee reasonable security or indemnity. The holders of at least a majority in principal amount of the outstanding debt securities of any series or of all debt securities then outstanding under an indenture shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee, or of exercising any trust or power conferred upon such trustee. However, a trustee may refuse to follow any direction which:

•	is in conflict with any law or the applicable indenture;

•	may involve the trustee in personal liability; or

•	may be unduly prejudicial to the holders of debt securities of the series not joining the proceeding.

Within 120 days after the close of each fiscal year, we will be required to deliver to each trustee a certificate, signed by one of our several specified officers, stating whether or not that officer has knowledge of any default under the applicable indenture. If the officer has knowledge of any default, the notice must specify the nature and status of the default.

Modification of the Indentures

The indentures provide that modifications and amendments may be made only with the consent of the affected holders of at least a majority in principal amount of all outstanding debt securities issued under that indenture. However, no such modification or amendment may, without the consent of the holders of the debt securities affected by the modification or amendment:

•	change the stated maturity of the principal of, or any premium, or make-whole amount, on, or any installment of principal of or interest on, any such debt security;

•	reduce the principal amount of, the rate or amount of interest on or any premium, or make-whole amount, payable on redemption of any such debt security;

•	reduce the amount of principal of an original issue discount security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such debt security;

•	change the place of payment or the coin or currency for payment of principal of, or any premium, or make-whole amount, or interest on, any such debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any such debt security;

•	reduce the percentage in principal amount of any outstanding debt securities necessary to modify or amend the applicable indenture with respect to such debt securities, to waive compliance with particular provisions thereof or defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable indenture; and

•	modify any of the foregoing provisions or any of the provisions relating to the waiver of particular past defaults or covenants, except to increase the required percentage to effect such action or to provide that some of the other provisions may not be modified or waived without the consent of the holder of such debt security.

The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of all holders of debt securities of that series, waive, insofar as that series is concerned, our compliance with material restrictive covenants of the applicable indenture.

We and our respective trustee may make modifications and amendments of an indenture without the consent of any holder of debt securities for any of the following purposes:

•	to evidence the succession of another person to us as obligor under such indenture;

•	to add to our covenants for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon us in such indenture;

•	to add events of default for the benefit of the holders of all or any series of debt securities;

•	to add or change any provisions of an indenture (1) to change or eliminate restrictions on the payment of principal of, or premium, or make-whole amount, or interest on, debt securities in bearer form, or (2) to permit or facilitate the issuance of debt securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect;

•	to change or eliminate any provisions of an indenture, provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any series created prior thereto which are entitled to the benefit of such provision;

•	to secure the debt securities;

•	to establish the form or terms of debt securities of any series;

•	to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under an indenture by more than one trustee;

•	to cure any ambiguity, defect or inconsistency in an indenture, provided that such action shall not adversely affect the interests of holders of debt securities of any series issued under such indenture; and

•	to supplement any of the provisions of an indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such debt securities, provided that such action shall not adversely affect the interests of the holders of the outstanding debt securities of any series.

Voting

The indentures provide that in determining whether the holders of the requisite principal amount of outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver under the indentures or whether a quorum is present at a meeting of holders of debt securities:

•	the principal amount of an original issue discount security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof;

•	the principal amount of any debt security denominated in a foreign currency that shall be deemed outstanding shall be the United States dollar equivalent, determined on the issue date for such debt security, of the principal amount or, in the case of an original issue discount security, the United States dollar equivalent on the issue date of such debt security of the amount determined as provided in the preceding bullet point;

•	the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided for such indexed security under such indenture; and

•	debt securities owned by us or any other obligor upon the debt securities or by any affiliate of ours or of such other obligor shall be disregarded.

The indentures contain provisions for convening meetings of the holders of debt securities of a series. A meeting will be permitted to be called at any time by the applicable trustee, and also, upon request, by us or the holders of at least 25% in principal amount of the outstanding debt securities of such series, in any such case upon notice given as provided in such indenture. Except for any consent that must be given by the holder of each debt security affected by the modifications and amendments of an indenture described above, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority of the aggregate principal amount of the outstanding debt securities of that series represented at such meeting.

Notwithstanding the preceding paragraph, except as referred to above, any resolution relating to a request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority of the aggregate principal amount of the outstanding debt securities of a series, may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of such specified percentage.

Any resolution passed or decision taken at any properly held meeting of holders of debt securities of any series will be binding on all holders of such series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series. However, if any action is to be taken relating to a consent or waiver which may be given by the holders of at least a specified percentage in principal amount of the outstanding debt securities of a series, the persons holding such percentage will constitute a quorum.

Notwithstanding the foregoing provisions, the indentures provide that if any action is to be taken at a meeting with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that such indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding debt securities affected by such action, or of the holders of such series and one or more additional series:

•	there shall be no minimum quorum requirement for such meeting; and

•	the principal amount of the outstanding debt securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such indenture.

Subordination

Unless otherwise provided in the applicable prospectus supplement, subordinated securities will be subject to the following subordination provisions.

Upon any distribution to our creditors in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any subordinated securities will be subordinated to the extent provided in the applicable indenture in right of payment to the prior payment in full of all senior debt. However, our obligation to make payments of the principal of and interest on such subordinated securities otherwise will not be affected. No payment of principal or interest will be permitted to be made on subordinated securities at any time if a default on senior debt exists that permits the holders of such senior debt to accelerate its maturity and the default is the subject of judicial proceedings or we receive notice of the default. After all senior debt is paid in full and until the subordinated securities are paid in full, holders of subordinated securities will be subrogated to the rights of holders of senior debt to the extent that distributions otherwise payable to holders of subordinated securities have been applied to the payment of senior debt. The subordinated indenture will not restrict the amount of senior debt or other indebtedness of Mercury and its subsidiaries. As a result of these subordination provisions, in the event of a distribution of assets upon insolvency, holders of subordinated securities may recover less, ratably, than our general creditors.

The term “senior debt” will be defined in the applicable indenture as the principal of and interest on, or substantially similar payments to be made by us in respect of, other outstanding indebtedness, whether outstanding at the date of execution of the applicable indenture or subsequently incurred, created or assumed. The prospectus supplement may include a description of additional terms implementing the subordination feature.

No restrictions will be included in any indenture relating to subordinated securities upon the creation of additional senior debt.

If this prospectus is being delivered in connection with the offering of a series of subordinated securities, the accompanying prospectus supplement or the information incorporated in this prospectus by reference will set forth the approximate amount of senior debt outstanding as of the end of our most recent fiscal quarter.

Discharge, Defeasance and Covenant Defeasance

Unless otherwise indicated in the applicable prospectus supplement, the indentures allow us to discharge our obligations to holders of any series of debt securities issued under any indenture when:

•	either (1) all securities of such series have already been delivered to the applicable trustee for cancellation; or (2) all securities of such series have not already been delivered to the applicable trustee for cancellation but (A) have become due and payable, (B) will become due and payable within one year, or (C) if redeemable at our option, are to be redeemed within one year, and we have irrevocably deposited with the applicable trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable, an amount sufficient to pay the entire indebtedness on such debt securities in respect of principal and any premium, or make-whole amount, and interest to the date of such deposit if such debt securities have become due and payable or, if they have not, to the stated maturity or redemption date;

•	we have paid or caused to be paid all other sums payable; and

•	an officers’ certificate and an opinion of counsel stating the conditions to discharging the debt securities have been satisfied has been delivered to the trustee.

Unless otherwise indicated in the applicable prospectus supplement, the indentures provide that, upon our irrevocable deposit with the applicable trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable at stated maturity, or government obligations, or both, applicable to such debt securities, which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of, and any premium, or make-whole amount, and interest on, such debt securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor, the issuing company may elect either:

•	to defease and be discharged from any and all obligations with respect to such debt securities; or

•	to be released from its obligations with respect to such debt securities under the applicable indenture or, if provided in the applicable prospectus supplement, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute an event of default with respect to such debt securities.

Notwithstanding the above, we may not elect to defease and be discharged from the obligation to pay any additional amounts upon the occurrence of particular events of tax, assessment or governmental charge with respect to payments on such debt securities and the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities, or to hold monies for payment in trust.

The indentures only permit us to establish the trust described in the paragraph above if, among other things, it has delivered to the applicable trustee an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling received from or published by the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the indenture. In the event of such defeasance, the holders of such debt securities would be able to look only to such trust fund for payment of principal, any premium, or make-whole amount, and interest.

When we use the term “government obligations,” we mean securities that are:

•	direct obligations of the United States or the government that issued the foreign currency in which the debt securities of a particular series are payable, for the payment of which its full faith and credit is pledged; or

•	obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States or other government that issued the foreign currency in which the debt securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States or such other government, which are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such government obligation or a specific payment of interest on or principal of any such government obligation held by such custodian for the account of the holder of a depository receipt. However, except as required by law, such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the government obligation or the specific payment of interest on or principal of the government obligation evidenced by such depository receipt.

Unless otherwise provided in the applicable prospectus supplement, if after we have deposited funds and/or government obligations to effect defeasance or covenant defeasance with respect to debt securities of any series, (1) the holder of a debt security of such series is entitled to, and does, elect under the terms of the applicable indenture or the terms of such debt security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such debt security, or (2) a conversion event occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such debt security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of, and premium, or make-whole amount, and interest on, such debt security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such debt security into the currency, currency unit or composite currency in which such debt security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate.

When we use the term “conversion event,” we mean the cessation of use of:

•	a currency, currency unit or composite currency both by the government of the country that issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community;

•	the European Currency Unit both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities; or

•	any currency unit or composite currency other than the European Currency Unit for the purposes for which it was established.

Unless otherwise provided in the applicable prospectus supplement, all payments of principal of, and any premium, or make-whole amount, and interest on, any debt security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in United States dollars.

In the event that (1) we effect covenant defeasance with respect to any debt securities and (2) those debt securities are declared due and payable because of the occurrence of any event of default, the amount in the currency, currency unit or composite currency in which such debt securities are payable, and government obligations on deposit with the applicable trustee, will be sufficient to pay amounts due on such debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on such debt securities at the time of the acceleration resulting from such event of default. However, the issuing company would remain liable to make payments of any amounts due at the time of acceleration.

The applicable prospectus supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

Conversion Rights

The terms and conditions, if any, upon which the debt securities are convertible into common stock or preferred stock will be set forth in the applicable prospectus supplement. The terms will include whether the debt securities are convertible into shares of common stock or preferred stock, the conversion price, or manner of calculation thereof, the conversion period, provisions as to whether conversion will be at the issuing company’s option or the option of the holders, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the debt securities and any restrictions on conversion.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in the applicable prospectus supplement relating to such series. Global securities, if any, issued in the United States are expected to be deposited with The Depository Trust Company, or DTC, as depository. We may issue global securities in either registered or bearer form and in either temporary or permanent form. We will describe the specific terms of the depository arrangement with respect to a series of debt securities in the applicable prospectus supplement relating to such series. We expect that unless the applicable prospectus supplement provides otherwise, the following provisions will apply to depository arrangements.

Once a global security is issued, the depository for such global security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual debt securities represented by such global security to the accounts of participants that have accounts with such depository. Such accounts shall be designated by the underwriters, dealers or agents with respect to such debt securities or by us if we offer such debt securities directly. Ownership of beneficial interests in such global security will be limited to participants with the depository or persons that may hold interests through those participants.

We expect that, under procedures established by DTC, ownership of beneficial interests in any global security for which DTC is the depository will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to beneficial interests of participants with the depository, and records of participants, with respect to beneficial interests of persons who hold through participants with the depository. Neither we nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its participants relating to beneficial ownership interests in the debt securities. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a global security.

So long as the depository for a global security or its nominee is the registered owner of such global security, such depository or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as described below or in the applicable prospectus supplement, owners of beneficial interest in a global security will not be entitled to have any of the individual debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities in definitive form and will not be considered the owners or holders thereof under the applicable indenture. Beneficial owners of debt securities evidenced by a global security will not be considered the owners or holders thereof under the applicable indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the trustee under the indenture. Accordingly, each person owning a beneficial interest in a global security with respect to which DTC is the depository must rely on the procedures of DTC and, if such person is not a participant with the depository, on the procedures of the participant through which such person owns its interests, to exercise any rights of a holder under the applicable indenture. We understand that, under existing industry practice, if DTC requests any action of holders or if an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the applicable indenture, DTC would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners through such participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

Payments of principal of, and any premium, or make-whole amount, and interest on, individual debt securities represented by a global security registered in the name of a depository or its nominee will be made to or at the direction of the depository or its nominee, as the case may be, as the registered owner of the global security under the applicable indenture. Under the terms of the applicable indenture, we and the trustee may treat the persons in whose name debt securities, including a global security, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither we nor the trustee have or will have any responsibility or liability for the payment of such amounts to beneficial owners of debt securities including principal, any premium, or make-whole amount, or interest. We believe, however, that it is currently the policy of DTC to immediately credit the accounts of relevant participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name, and will be the responsibility of such participants. Redemption notices with respect to any debt securities represented by a global security will be sent to the depository or its nominee. If less than all of the debt securities of any series are to be redeemed, we expect the depository to determine the amount of the interest of each participant in such debt securities to be redeemed to be determined by lot. Neither we, the trustee, any paying agent nor the security registrar for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such debt securities or for maintaining any records with respect thereto.

Neither we nor the trustee will be liable for any delay by the holders of a global security or the depository in identifying the beneficial owners of debt securities, and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a global security or the depository for all purposes. The rules applicable to DTC and its participants are on file with the SEC.

If a depository for any debt securities is at any time unwilling, unable or ineligible to continue as depository and we do not appoint a successor depository within 90 days, we will issue individual debt securities in exchange for the global security representing such debt securities. In addition, we may at any time and in their sole discretion, subject to any limitations described in the applicable prospectus supplement relating to such debt securities, determine not to have any of such debt securities represented by one or more global securities and in such event will issue individual debt securities in exchange for the global security or securities representing such debt securities. Individual debt securities so issued will be issued in denominations of $1,000 and integral multiples of $1,000.

The debt securities of a series may also be issued in whole or in part in the form of one or more bearer global securities that will be deposited with a depository, or with a nominee for such depository, identified in the applicable prospectus supplement. Any such bearer global securities may be issued in temporary or permanent form. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by one or more bearer global securities will be described in the applicable prospectus supplement.

No Recourse

There is no recourse under any obligation, covenant or agreement in the applicable indenture or with respect to any security against any of our or our successor’s past, present or future stockholders, employees, officers or directors.

DESCRIPTION OF PREFERRED STOCK

The following is a description of the material terms and provisions of our preferred stock. It may not contain all the information that is important to you. You can access complete information by referring to our articles of organization and bylaws and to any applicable amendment to the articles of organization designating terms of a series of preferred stock. See “Description of Common Stock” for additional terms of our capital stock.

General

Under our articles of organization, we have authority to issue 875,000 shares of preferred stock, par value $.01 per share. We also have authority to issue 125,000 shares of Series B preferred stock, par value $.01 per share, all of which shares are designated as “Series B Junior Participating Cumulative Preferred Stock.” The powers, preferences, rights, qualifications, limitations and restrictions of shares of our preferred stock and our Series B preferred stock have been fixed in amendments to our articles of organization. As of July 31, 2014, no shares of preferred stock or Series B preferred stock were issued and outstanding.

Shares of preferred stock or Series B preferred stock may be issued from time to time, in one or more series, as authorized by our board of directors. Prior to the issuance of shares of each series, the board of directors is required by the Massachusetts General Laws and our articles of organization to fix, for each series, the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof, as are permitted by Massachusetts law. Our board of directors could authorize the issuance of shares of preferred stock or Series B preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transactions that holders of common stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares over the then market price of such shares of common stock. When issued, the preferred stock or Series B preferred stock will be fully paid and nonassessable.

Terms

You should refer to the applicable prospectus supplement relating to the preferred stock offered thereby for specific terms, including, where applicable, the following terms:

•	the distinctive serial designation and the number of shares constituting such series;

•	the dividend rates or the amount of dividends to be paid on the shares of such series, whether dividends shall be cumulative and, if so, from which date or dates, the payment date or dates for dividends, and the participating and other rights, if any, with respect to dividends;

•	the voting powers, full or limited, if any, of the shares of such series;

•	whether the shares of such series shall be redeemable and, if so, the price or prices at which, and the terms and conditions on which, such shares may be redeemed;

•	the amount or amounts payable upon the shares of such series and any preferences applicable thereto in the event of voluntary or involuntary liquidation, dissolution or winding up of the company;

•	whether the shares of such series shall be entitled to the benefit of a sinking or retirement fund to be applied to the purchase or redemption of such shares, and if so entitled, the amount of such fund and the manner of its application, including the price or prices at which such shares may be redeemed or purchased through the application of such fund;

•	whether the shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the company and, if so convertible or exchangeable, the conversion price or prices, or the rate or rates of exchange, and the adjustments thereof, if any, at which such conversion or exchange may be made, and any other terms and conditions of such conversion or exchange;

•	the price or other consideration for which the shares of such series shall be issued;

•	whether the shares of such series which are redeemed or converted shall have the status of authorized but unissued shares of undesignated preferred stock (or series thereof) and whether such shares may be reissued as shares of the same or any other class or series of stock; and

•	such other powers, preferences, rights, qualifications, limitations and restrictions thereof as the board of directors may deem advisable.

Rank

Unless otherwise specified in the prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up our affairs, rank:

•	senior to all classes or series of our common stock and to all equity securities ranking junior to such preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up our affairs;

•	on a parity with all equity securities issued by us, the terms of which specifically provide that such equity securities rank on a parity with the preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up of our affairs; and

•	junior to all equity securities issued by us, the terms of which specifically provide that such equity securities rank senior to the preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up of our affairs.

The term “equity securities” does not include convertible debt securities.

Dividends

Holders of the preferred stock of each series will be entitled to receive cash dividends, when, as and if declared by our board of directors. We will pay dividends out of assets which are legally available for payment of dividends. We will specify the rate(s) of dividends and the dates that we will pay dividends in the applicable prospectus supplement. Dividends will be payable to holders of record as they appear on our stock transfer books on such record dates as shall be fixed by our board of directors.

Dividends on any series of the preferred stock may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our board of directors fails to declare a dividend payable on a dividend payment date on any series of the preferred stock for which dividends are non-cumulative, then the holders of such series of the preferred stock will have no right to receive a dividend in respect of the dividend period ending on that dividend payment date. Accordingly, we will have no obligation to pay the dividend accrued for that period, whether or not dividends on that series are declared payable on any future dividend payment date.

If preferred stock of any series is outstanding, we will not declare, pay or set aside funds to pay dividends on any other series of our capital stock ranking, as to dividends, on parity with or junior to the preferred stock of such series for any period unless:

•	if that series of preferred stock has a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full cumulative dividends on the preferred stock of such series for all past dividend periods and the then current dividend period; or

•	if that series of preferred stock does not have a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full dividends on the preferred stock of such series for the then current dividend period.

We must declare all dividends pro rata on all series of preferred stock that rank on parity with the series of preferred stock upon which we paid dividends if we did not pay or set aside funds to pay dividends on the series of preferred stock in full. We must declare dividends pro rata to ensure that the amount of dividends declared per share of preferred stock bear in all cases the same ratio that accrued dividends per share of preferred stock bears to each other. We will not accumulate unpaid dividends for prior dividend periods with respect to accrued dividends on preferred stock that do not have cumulative dividends. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred stock of such series which may be in arrears.

Except as provided in the immediately preceding paragraph, unless:

•	if such series of preferred stock has a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full cumulative dividends for all past dividend periods and the then current dividend period; or

•	if such series of preferred stock does not have a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full dividends for the then current dividend period;

we will not: (1) declare or pay or set aside funds to pay dividends; (2) declare or make any other distribution upon the common stock or any other shares of our stock ranking junior to or on parity with the preferred stock of such series as to dividends or upon liquidation; (3) redeem, purchase or otherwise acquire for any consideration any common stock, or any other shares of our stock ranking junior to or on parity with the preferred stock of such series as to dividends; nor (4) pay any monies to or make any monies available for a sinking fund to redeem of any such shares, except by conversion into or exchange for other of our shares of our capital stock ranking junior to the preferred stock of such series as to dividends or liquidation. Notwithstanding the preceding sentence, we may declare or set aside dividends in common stock or other shares of capital stock ranking junior to the preferred stock of such series as to dividends and upon liquidation.

Any dividend payment we make on a series of preferred stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remain payable.

Redemption

If so provided in the applicable prospectus supplement, the preferred stock will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

The prospectus supplement relating to a series of preferred stock that is subject to mandatory redemption will specify the number of shares of preferred stock that shall be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon to the date of redemption. Unless the shares have a cumulative dividend, such accrued dividends will not include any accumulation in respect of unpaid dividends for prior dividend periods. We may pay the redemption price in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of shares of our capital stock, the terms of such preferred stock may provide that, if no such shares of our capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock shall automatically and mandatorily be converted into the applicable shares of our capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.

Notwithstanding the foregoing, we will not redeem any preferred stock of a series unless:

•	if that series of preferred stock has a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full cumulative dividends on the preferred stock for the past and current dividend period; or

•	if such series of preferred stock does not have a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full dividends for the current dividend period.

However, in no case will we redeem any preferred stock of a series unless we redeem all outstanding preferred stock of such series simultaneously.

In addition, we will not acquire any preferred stock of a series unless:

•	if that series of preferred stock has a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full cumulative dividends on all outstanding shares of such series of preferred stock for all past dividend periods and the then current dividend period; or

•	if that series of preferred stock does not have a cumulative dividend, we have declared and paid or contemporaneously declare and pay or set aside funds to pay full dividends on the preferred stock of such series for the then current dividend period.

However, at any time we may purchase or acquire preferred stock of that series (1) pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of such series or (2) by conversion into or exchange for shares of our capital stock ranking junior to the preferred stock of such series as to dividends and upon liquidation.

If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, we will determine the number of shares that may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder or by any other equitable manner that we determine. Such determination will reflect adjustments to avoid redemption of fractional shares.

We will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock to be redeemed at the address shown on our stock transfer books. Each notice shall state:

•	the redemption date;

•	the number of shares and series of the preferred stock to be redeemed;

•	the redemption price;

•	the place or places where certificates for such preferred stock are to be surrendered for payment of the redemption price;

•	that dividends on the shares to be redeemed will cease to accrue on such redemption date;

•	the date upon which the holder’s conversion rights, if any, as to such shares shall terminate; and

•	the specific number of shares to be redeemed from each such holder if fewer than all the shares of any series are to be redeemed.

If a notice of redemption has been given and we have set aside the funds necessary for such redemption in trust for the benefit of the holders of any shares so called for redemption, then from and after the redemption date, dividends will cease to accrue on such shares, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before we make any distribution or payment to the holders of any common stock or any other class or series of our capital stock ranking junior to the preferred stock in the distribution of assets upon any liquidation, dissolution or winding up of our affairs, the holders of each series of preferred stock shall be entitled to receive out of assets legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference per share set forth in the applicable prospectus supplement, plus any accrued and unpaid dividends thereon. Such dividends will not include any accumulation in respect of unpaid noncumulative dividends for prior dividend periods. After payment of the full amount of their liquidating distributions, the holders of preferred stock will have no right or claim to any of our remaining assets. Upon any such voluntary or involuntary liquidation, dissolution or winding up, if our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding preferred stock and the corresponding amounts payable on all other classes or series of our capital stock ranking on parity with the preferred stock and all other such classes or series of shares of capital stock ranking on parity with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of capital stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be entitled.

Upon liquidation, dissolution or winding up and if we have made liquidating distributions in full to all holders of preferred stock, we will distribute our remaining assets among the holders of any other classes or series of capital stock ranking junior to the preferred stock according to their respective rights and preferences and, in each case, according to their respective number of shares. For such purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business will not be deemed to constitute a liquidation, dissolution or winding up of our affairs.

Voting Rights

Holders of preferred stock will not have any voting rights, except as described in the next paragraph, as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

Unless otherwise provided for any series of preferred stock, so long as any preferred stock of a series remains outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the preferred stock of such series outstanding at the time, given in person or by proxy, either in writing or at a meeting with each of such series voting separately as a class:

•	authorize, or create, or increase the authorized or issued amount of, any class or series of shares of capital stock ranking senior to such series of preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any of our authorized shares of capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

•	amend, alter or repeal the provisions of our articles of organization or the amendment to our articles of organization designating the terms for such series of preferred stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred stock or the holders thereof.

Notwithstanding the preceding bullet point, if the preferred stock remains outstanding with the terms thereof materially unchanged, the occurrence of any of the events described above shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of holders of preferred stock, even if upon the occurrence of such an event we may not be the surviving entity. In addition, any increase in the amount of (1) authorized preferred stock or the creation or issuance of any other series of preferred stock, or (2) authorized shares of such series or any other series of preferred stock, in each case ranking on parity with or junior to the preferred stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, we have redeemed or called for redemption all outstanding shares of such series of preferred stock and, if called for redemption, have deposited sufficient funds in trust to effect such redemption.

Conversion Rights

The terms and conditions, if any, upon which any series of preferred stock is convertible into common stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of shares of common stock into which the shares of preferred stock are convertible, the conversion price, rate or manner of calculation thereof, the conversion period, provisions as to whether conversion will be at our option or at the option of the holders of the preferred stock, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption.

Transfer Agent

The transfer agent and registrar for the preferred stock will be set forth in the applicable prospectus supplement.

DESCRIPTION OF COMMON STOCK

The following is a description of the material terms and provisions of our common stock. It may not contain all the information that is important to you. You can access complete information by referring to our articles of organization and bylaws.

General

Under our articles of organization, we have authority to issue 85,000,000 shares of common stock, par value $.01 per share. As of July 31, 2014, 33,376,755 shares of common stock were issued and outstanding. All shares of common stock will, when issued, be duly authorized, fully paid and nonassessable. Thus, the full price for the outstanding shares of common stock will have been paid at issuance and any holder of our common stock will not be later required to pay us any additional money for such common stock.

Dividends

Subject to preferential rights of any other class or series of stock, holders of common stock may receive dividends out of assets that we can legally use to pay dividends, when, as and if they are declared by our board of directors. In the event we are liquidated, dissolved or our affairs are wound up, after we pay or make adequate provision for all of our known debts and liabilities, each holder of common stock will receive dividends pro rata out of assets that we can legally use to pay distributions, subject to any rights that are granted to the holders of any class or series of preferred stock.

Voting Rights

Holders of common stock will have the exclusive power to vote on all matters presented to our stockholders, including the election of directors, except as otherwise provided by Massachusetts law or as provided with respect to any other class or series of stock. Holders of common stock are entitled to one vote per share. There is no cumulative voting in the election of our directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of preferred stock, a plurality of the votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect a director.

Other Rights

Subject to the preferential rights of any other class or series of stock, all shares of common stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Massachusetts law. Furthermore, holders of common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.

Classified Board and Other Matters

Our board of directors is divided into three classes, each of which serves until the third annual meeting of shareholders after their election, with one class being elected each year. Under the Massachusetts General Laws, in a corporation with a classified board, shareholders may remove a director only for cause. Our bylaws require that shareholders provide the Secretary of our company with notice of the nomination of a person for election as a director (1) with respect to an election to be held at an annual meeting of stockholders or special meeting in lieu of an annual meeting, not less than 120 nor more than 150 days prior to the anniversary date of the immediately preceding annual meeting of stockholders or special meeting in lieu of an annual meeting and (2) in the case of a special meeting not in lieu of an annual meeting or if the annual meeting is called for a date (including any change in a date determined by the Board of Directors) not within 45 days before or after such anniversary date, not later than the close of business on the 10th day following the date on which notice of such meeting was mailed or public disclosure of the date of such meeting was made, whichever first occurs. Our bylaws provide that special meetings of shareholders of our company may be called only by a majority of the board of directors, the

President or 40% in interest of the shareholders. Our bylaws, as well as applicable provisions of the Massachusetts General Laws, provide that no action required or permitted to be taken at any annual or special meeting of our shareholders may be taken without a meeting, unless the unanimous consent of shareholders entitled to vote on the matter is obtained. These provisions may diminish the likelihood that a potential acquiror would make an offer for our common stock or that there would otherwise be a change in control of our company.

Massachusetts Anti-takeover Laws

We are subject to the provisions of Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly-held Massachusetts corporation with sufficient ties to Massachusetts from engaging in a “business combination” with an “interested shareholder” for a period of three years after the date of the transaction in which the person becomes an interested shareholder, unless either (1) the interested shareholder obtains the approval of the board of directors prior to becoming an interested shareholder, (2) the interested shareholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time he becomes an interested shareholder or (3) the business combination is approved by both the board of directors and two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested shareholder) at an annual or special meeting of shareholders, but not by written consent. An interested shareholder is a person who, together with affiliates and associates, owns 5% or more of the corporation’s outstanding voting stock or who as an affiliate at any time within the prior three years did own 5% or more of the corporation’s voting stock. A “business combination” includes mergers, stock and asset sales and other transactions resulting in a financial benefit to the shareholder. We may at any time amend our articles of organization or bylaws, by vote of the holders of a majority of our voting stock, to elect not to be governed by Chapter 110F, but such an amendment would not be effective for 12 months and would not apply to a business combination with any person who became an interested shareholder prior to the date of the amendment.

Our bylaws opt out of Chapter 110D of the Massachusetts General Laws, the Massachusetts Control Share Acquisition statute.

Shareholder Rights Plan

We have adopted a Shareholder Rights Plan, the purpose of which is, among other things, to enhance the ability of our board of directors to protect the interests of our shareholders and to ensure that shareholders receive fair treatment in the event any coercive takeover attempt of Mercury is made in the future. The Shareholder Rights Plan could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, Mercury or a large block of Mercury’s common stock. The following summary description of the Shareholder Rights Plan does not purport to be complete and is qualified in its entirety by reference to our Shareholder Rights Plan, which has been previously filed with the SEC and is attached hereto as an exhibit.

In connection with the adoption of the Shareholder Rights Plan, the board of directors declared a dividend distribution of one preferred stock purchase right, or a Right, for each outstanding share of common stock to shareholders of record as of the close of business on December 23, 2005. The Rights currently are not exercisable and are attached to and trade with the outstanding shares of common stock. Under the Shareholder Rights Plan, the Rights become exercisable if a person becomes an “acquiring person” by acquiring 15% or more of the outstanding shares of common stock or if a person commences a tender offer that would result in that person owning 15% or more of the common stock. If a person becomes an “acquiring person,” each holder of a Right (other than the acquiring person) would be entitled to purchase, at the then-current exercise price, such number of shares of our preferred stock which are equivalent to shares of common stock having a value of twice the exercise price of the Right. If we are acquired in a merger or other business combination transaction after any such event, each holder of a Right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company’s common stock having a value of twice the exercise price of the Right.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Investor Services.

DESCRIPTION OF WARRANTS

We have no warrants outstanding. We may issue warrants for the purchase of preferred stock or common stock. Warrants may be issued independently, together with any other securities offered by any prospectus supplement or through a dividend or other distribution to our stockholders and may be attached to or separate from such securities. We may issue warrants under a warrant agreement to be entered into between us and a warrant agent. We will name any warrant agent in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The following is a description of the general terms and provisions of any warrants we may issue and may not contain all the information that is important to you. You can access complete information by referring to the applicable prospectus supplement. In the applicable prospectus supplement, we will describe the terms of the warrants and applicable warrant agreement, including, where applicable, the following:

•	the title of such warrants;

•	the aggregate number of warrants offered and the aggregate number of warrants outstanding as of the most practicable date;

•	the price or prices at which we will issue the warrants;

•	the designation, number and terms of the preferred stock or common stock that can be purchased upon exercise of the warrants and the procedures and conditions relating to the exercise of the warrants;

•	the designation and terms of the other securities, if any, with which the warrants are issued and the number of warrants issued with each of those securities;

•	the date, if any, on and after which the warrants and the related preferred stock or common stock, if any, will be separately transferable;

•	the price at which each share of preferred stock or common stock that can be purchased upon exercise of such warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which such right shall expire;

•	the minimum or maximum amount of such warrants which may be exercised at any one time;

•	whether the warrants represented by warrant certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered;

•	information with respect to any book-entry procedures;

•	a discussion of applicable United States federal income tax consequences;

•	redemption or call provisions of the debt warrants, if any; and

•	any other terms of such warrants, including terms and additional rights, preferences, privileges, procedures and limitations relating to the transferability, exchange and exercise of such warrants.

DESCRIPTION OF UNITS

This section outlines some of the provisions of the units and the unit agreements. This information may not be complete in all respects and is qualified entirely by reference to the unit agreement with respect to the units of any particular series. The specific terms of any series of units will be described in the applicable prospectus supplement. If so described in a particular supplement, the specific terms of any series of units may differ from the general description of terms presented below.

We may issue units comprised of shares of preferred stock, shares of common stock, warrants and other securities in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions of the governing unit agreement;

•	the price or prices at which such units will be issued;

•	the applicable U.S. federal income tax considerations relating to the units;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	any other terms of the units and of the securities comprising the units.

The provisions described in this section, as well as those described under “Description of Preferred Stock,” “Description of Common Stock” and “Description of Warrants” will apply to the securities included in each unit, to the extent relevant.

Issuance in Series

We may issue units in such amounts and in as many distinct series as we wish. This section summarizes terms of the units that apply generally to all series. Most of the financial and other specific terms of your series will be described in the applicable prospectus supplement.

Unit Agreements

We will issue the units under one or more unit agreements to be entered into between us and a bank or other financial institution, as unit agent. We may add, replace or terminate unit agents from time to time. We will identify the unit agreement under which each series of units will be issued and the unit agent under that agreement in the applicable prospectus supplement.

The following provisions will generally apply to all unit agreements unless otherwise stated in the applicable prospectus supplement.

Modification Without Consent

We and the applicable unit agent may amend any unit or unit agreement without the consent of any holder:

•	to cure any ambiguity; any provisions of the governing unit agreement that differ from those described below;

•	to correct or supplement any defective or inconsistent provision; or

•	to make any other change that we believe is necessary or desirable and will not adversely affect the interests of the affected holders in any material respect.

We do not need any approval to make changes that affect only units to be issued after the changes take effect. We may also make changes that do not adversely affect a particular unit in any material respect, even if they adversely affect other units in a material respect. In those cases, we do not need to obtain the approval of the holder of the unaffected unit; we need only obtain any required approvals from the holders of the affected units.

Modification With Consent

We may not amend any particular unit or a unit agreement with respect to any particular unit unless we obtain the consent of the holder of that unit, if the amendment would:

•	impair any right of the holder to exercise or enforce any right under a security included in the unit if the terms of that security require the consent of the holder to any changes that would impair the exercise or enforcement of that right; or

•	reduce the percentage of outstanding units or any series or class the consent of whose holders is required to amend that series or class, or the applicable unit agreement with respect to that series or class, as described below.

Any other change to a particular unit agreement and the units issued under that agreement would require the following approval:

•	If the change affects only the units of a particular series issued under that agreement, the change must be approved by the holders of a majority of the outstanding units of that series; or

•	If the change affects the units of more than one series issued under that agreement, it must be approved by the holders of a majority of all outstanding units of all series affected by the change, with the units of all the affected series voting together as one class for this purpose.

These provisions regarding changes with majority approval also apply to changes affecting any securities issued under a unit agreement, as the governing document.

In each case, the required approval must be given by written consent.

Unit Agreements Will Not Be Qualified Under Trust Indenture Act

No unit agreement will be qualified as an indenture, and no unit agent will be required to qualify as a trustee, under the Trust Indenture Act. Therefore, holders of units issued under unit agreements will not have the protections of the Trust Indenture Act with respect to their units.

Mergers and Similar Transactions Permitted; No Restrictive Covenants or Events of Default

The unit agreements will not restrict our ability to merge or consolidate with, or sell our assets to, another corporation or other entity or to engage in any other transactions. If at any time we merge or consolidate with, or sell our assets substantially as an entirety to, another corporation or other entity, the successor entity will succeed to and assume our obligations under the unit agreements. We will then be relieved of any further obligation under these agreements.

The unit agreements will not include any restrictions on our ability to put liens on our assets, including our interests in our subsidiaries, nor will they restrict our ability to sell our assets. The unit agreements also will not provide for any events of default or remedies upon the occurrence of any events of default.

Governing Law

The unit agreements and the units will be governed by Massachusetts law.

Form, Exchange and Transfer

We will issue each unit in global form only (i.e., book-entry). Units in book-entry form will be represented by a global security registered in the name of a depositary, which will be the holder of all the units represented by the global security. Those who own beneficial interests in a unit will do so through participants in the depositary’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depositary and its participants. We will describe book-entry securities, and other terms regarding the issuance and registration of the units in the applicable prospectus supplement.

Each unit and all securities comprising the unit will be issued in the same form.

If we issue any units in registered, non-global form, the following will apply to them.

The units will be issued in the denominations stated in the applicable prospectus supplement. Holders may exchange their units for units of smaller denominations or combined into fewer units of larger denominations, as long as the total amount is not changed.

•	Holders may exchange or transfer their units at the office of the unit agent. Holders may also replace lost, stolen, destroyed or mutilated units at that office. We may appoint another entity to perform these functions or perform them ourselves.

•	Holders will not be required to pay a service charge to transfer or exchange their units, but they may be required to pay for any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange, and any replacement, will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership. The transfer agent may also require an indemnity before replacing any units.

•	If we have the right to redeem, accelerate or settle any units before their maturity, and we exercise our right as to less than all those units or other securities, we may block the exchange or transfer of those units during the period beginning 15 days before the day we mail the notice of exercise and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers of or exchange any unit selected for early settlement, except that we will continue to permit transfers and exchanges of the unsettled portion of any unit being partially settled. We may also block the transfer or exchange of any unit in this manner if the unit includes securities that are or may be selected for early settlement.

Only the depositary will be entitled to transfer or exchange a unit in global form, since it will be the sole holder of the unit.

Payments and Notices

In making payments and giving notices with respect to our units, we will follow the procedures as described in the applicable prospectus supplement.

HOW WE PLAN TO SELL THE SECURITIES

We may sell the securities in any one or more of the following methods from time to time:

•	directly to investors, directly to agents, or to investors through agents;

•	through underwriting syndicates led by one or more managing underwriters, or through one or more underwriters acting alone, for resale to the public or investors;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account;

•	through a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	in “at the market offerings,” within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange or otherwise;

•	transactions not involving market makers or established trading markets, including direct sales or privately negotiated transactions;

•	exchange distributions and/or secondary distributions;

•	by delayed delivery contracts or by remarketing firms;

•	transactions in options, swaps or other derivatives that may or may not be listed on an exchange; or

•	through a combination of any such methods of sale.

The distribution of the securities may be effected from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Any of the prices may represent a discount from the prevailing market prices.

Any underwritten offering may be on a best efforts or a firm commitment basis. If underwriters are used in the sale, the securities acquired by the underwriters will be for their own account. The underwriters may resell the securities in one or more transactions, including without limitation negotiated transactions, at a fixed public offering price or at a varying price determined at the time of sale. The obligations, if any, of the underwriter to purchase any securities will be subject to certain conditions. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all of the securities if any are purchased, other than securities covered by any over-allotment option. Any public offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

If a dealer is used in an offering of securities, we may sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of sale.

We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

We may also sell securities directly to one or more purchasers without using underwriters, dealers or agents.

We may also make direct sales through subscription rights distributed to our stockholders on a pro rata basis, which may or may not be transferable. In any distribution of subscription rights to stockholders, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties.

In the sale of the securities, underwriters, dealers or agents may receive compensation from us or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act and any discounts or commissions they receive from us and any profit on the resale of securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. The applicable prospectus supplement will, where applicable:

•	identify any such underwriter or agent;

•	describe any compensation in the form of discounts, concessions, commissions or otherwise received from us by each of such underwriter, dealer or agent and in the aggregate to all underwriters, dealers and agents;

•	identify the purchase price and proceeds from such sale;

•	identify the amounts underwritten;

•	identify the nature of the underwriter’s obligation to take the securities;

•	identify any over-allotment option under which the underwriters may purchase additional securities from us; and

•	identify any quotation systems or securities exchanges on which the securities may be quoted or listed.

Unless otherwise specified in the related prospectus supplement, each series of securities will be a new issue with no established trading market, other than the common stock, which is listed on the NASDAQ Global Select Market. Any common stock sold pursuant to a prospectus supplement will be listed on the NASDAQ Global Select Market, subject to applicable notices. We may elect to apply for quotation or listing of any other class or series of our securities, on a quotation system or an exchange but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of our securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, any other class or series of our securities.

We do not make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the securities. In addition, we do not make any representation that underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice at any time.

Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of the securities may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or contribution from us to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with us or perform services for us in the ordinary course of business.

If indicated in the applicable prospectus supplement, securities may also be offered or sold by a “remarketing firm” in connection with a remarketing arrangement contemplated by the terms of the securities. Remarketing firms may act as principals for their own accounts or as agents. The applicable prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with us. It will also describe the remarketing firms compensation. Remarketing firms may be deemed to be underwriters in connection with the remarketing of the securities.

If indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or other persons acting as our agents to solicit offers by particular institutions to purchase securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on such future date or dates stated in such prospectus supplement. Each delayed delivery contract will be for an amount no less than, and the aggregate principal amounts of securities sold under delayed delivery contracts shall be not less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with which such delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but will in all cases be subject to our approval. The obligations of any purchaser under any such contract will be subject to the conditions that (1) the purchase of the securities shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the purchaser is subject, and (2) if the securities are being sold to underwriters, we shall have sold to the underwriters the total principal amount of the securities less the principal amount thereof covered by the delayed delivery contracts. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such delayed delivery contracts.

To comply with applicable state securities laws, the securities offered by this prospectus will be sold, if necessary, in such jurisdictions only through registered or licensed brokers or dealers. In addition, securities may not be sold in some states unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information and reports we file with it, which means that we can disclose important information to you by referring you to these documents. Our SEC file number is 0-23599. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information already incorporated by reference. We are incorporating by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC, including after the initial filing date of the registration statement to which this prospectus relates and prior to the effectiveness of such registration statement, under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, except as to any portion of any future report or document that is not deemed filed under such provisions, until we sell all of the securities:

•	Annual Report on Form 10-K for the fiscal year ended June 30, 2014;

•	The description of our common stock contained in our registration statement on Form 8-A, which was filed on January 7, 1998, including any amendment or report filed for the purpose of updating such description; and

•	The description of our preferred stock purchase rights contained in our registration statement on Form 8-A, which was filed on December 15, 2005, including any amendment or report filed for the purpose of updating such description.

Upon request, we will provide, without charge, to each person to whom a copy of this prospectus is delivered a copy of the documents incorporated by reference into this prospectus. You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost by writing or telephoning us at the following address:

Mercury Systems, Inc.

201 Riverneck Road

Chelmsford, Massachusetts 01824

(978) 256-1300

Attention: Secretary

This prospectus is part of a registration statement we filed with the SEC. We have incorporated exhibits into this registration statement. You should read the exhibits carefully for provisions that may be important to you.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the the Exchange Act, and in accordance with the Exchange Act, file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. These documents also may be accessed through the SEC’s electronic data gathering, analysis and retrieval system, or EDGAR, via electronic means, including the SEC’s home page on the Internet (www.sec.gov).

We have the authority to designate and issue more than one class or series of stock having various preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption. See “Description of Preferred Stock” and “Description of Common Stock.” We will furnish a full statement of the relative rights and preferences of each class or series of our stock which has been so designated and any restrictions on the ownership or transfer of our stock to any stockholder upon request and without charge. Written requests for such copies should be directed to Mercury Systems, Inc., 201 Riverneck Road, Chelmsford, Massachusetts 01824, Attention: Secretary. Our telephone number is (978) 256-1300. Our website is located at www.mrcy.com. Information contained on our website is not incorporated by reference into this prospectus and, therefore, is not part of this prospectus or any accompanying prospectus supplement.

EXPERTS

The consolidated financial statements and schedule of Mercury Systems, Inc. and subsidiaries as of June 30, 2014 and 2013, and for each of the years in the three-year period ended June 30, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2014 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters, including the legality of the securities offered, will be passed upon for us by Bingham McCutchen LLP, Boston, Massachusetts.

4,500,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Citi

BofA Merrill Lynch

KeyBanc Capital Markets

Co-Managers

William Blair

Sterne Agee CRT

SunTrust Robinson Humphrey

Drexel Hamilton

April 7, 2016